FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Items

1.	Letter to Shareholders

2.	Management Proxy Circular

3.	Proxy Form

4.	Annual Report

5.	Canadian National Railway Company Confirmation of Mailing

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date:	March 21, 2006	By:	/s/ Sean Finn

			Name:	Sean Finn
			Title:	Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary

Item 1

www.cn.ca
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Mr A Sample
Designation (if any)
Add1
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add3	Holder Account Number
add4	C1234567890	XXX
add5		ASX
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Dear Shareholder:

On behalf of the Board of Directors and Management of Canadian National Railway Company, we cordially invite you to attend the annual meeting of shareholders that will be held this year in the Venetian Room at The Peabody Memphis hotel, 149 Union Avenue, Memphis, Tennessee, on Friday, April 21, 2006, at 9:00 a.m., Memphis time.

The agenda and related documentation are attached. In addition to these items, we will discuss highlights of our 2005 performance and our plans for the future. You will have the opportunity to meet your directors and the senior officers of CN.

Your participation in the affairs of the Company is important to us. If you are unable to attend in person, we encourage you to complete and return the enclosed proxy form in the envelope provided for this purpose so that your views can be represented. Also, it is possible for you to vote over the Internet by following the instructions on the enclosed proxy form. Even if you plan to attend the meeting, you may find it convenient to express your views in advance by completing and returning the proxy form or by voting over the Internet.

If your shares are not registered in your name but are held in the name of a nominee, you may wish to consult the information on pages 3 and 4 of the accompanying Information Circular with respect to how to vote your shares.

A live Internet broadcast of the meeting will be available on the Company’s website at www.cn.ca. Should you decide to attend the meeting, please bring this letter with you to facilitate registration into the meeting.

We look forward to seeing you at the meeting.

Sincerely,

E. Hunter Harrison	David G.A. McLean
President and Chief Executive Officer	Chairman of the Board

00BPJA	CPUQC01.E.INT/000001/i1234

Item 2

Canadian National
Railway Company

Notice of
Annual Meeting of
Shareholders

21 April 2006

Management
Information
Circular

NOTICE OF ANNUAL
Canadian National
Railway Company	MEETING OF SHAREHOLDERS

Our annual meeting of holders of common shares will be held at The Peabody Memphis hotel, Venetian Room, 149 Union Avenue, Memphis, Tennessee (U.S.A.), on Friday, April 21, 2006, at 9:00 a.m. (Memphis time) for:

–	receiving the consolidated financial statements for the year ended December 31, 2005 and the auditors’ report thereon;

–	electing the directors;

–	appointing the auditors; and

–	transacting such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

The directors have fixed March 15, 2006, as the record date for the determination of the holders of common shares entitled to receive notice of the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Sean Finn
Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary

March 7, 2006
Montréal, Quebec

INFORMATION CIRCULAR

This information circular (the “Information Circular”) is provided in connection with the solicitation of proxies by management of Canadian National Railway Company for use at the annual meeting of shareholders or at any adjournment or postponement thereof (the “Meeting”). In this document “you” and “your” refer to the shareholders of, and “CN”, the “Company” or “we”, “us”, “our” refer to, Canadian National Railway Company. The Meeting will be held at The Peabody Memphis hotel, Venetian Room, 149 Union Avenue, Memphis, Tennessee (U.S.A.), on Friday, April 21, 2006, at 09:00 a.m. (Memphis time) for the purposes set forth in the foregoing Notice of Meeting. The information contained herein is given as at February 28, 2006, except as indicated otherwise.

IMPORTANT – If you are not able to attend the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy (the voting instruction form in the case of Employee Shares (as such term is defined in this Information Circular)) to Computershare Trust Company of Canada in the enclosed envelope, or by voting over the Internet no later than 5:00 p.m. (Montréal time) on April 20, 2006, or, if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Montréal time) on the business day prior to the day fixed for the adjourned or postponed meeting. Proxies may also be deposited with the scrutineers of the Meeting, to the attention of the chair of the Meeting, immediately prior to the commencement of the Meeting, or any adjournment or postponement thereof. If you are a non-registered shareholder, reference is made to the section entitled “How do I vote if I am a non-registered shareholder?” on page 3 of this Information Circular.

WHAT’S INSIDE

QUESTIONS AND ANSWERS - VOTING		SCHEDULE A – Statement of Corporate
AND PROXIES	2	Governance Practices	40

BUSINESS OF THE MEETING	5	SCHEDULE B – Mandate of the Board	49

NOMINEES FOR ELECTION TO THE BOARD	6	SCHEDULE C – Charter of the Audit Committee	51

STATEMENT OF CORPORATE		SCHEDULE D – Director Independence Criteria	55
GOVERNANCE PRACTICES	15

STATEMENT OF EXECUTIVE
COMPENSATION	21

OTHER INFORMATION	38

QUESTIONS AND ANSWERS - VOTING AND PROXIES

The following questions and answers provide guidance on how to vote your shares.

WHO CAN VOTE?
Shareholders who are registered as at the close of business on March 15, 2006, (the “record date”), will be entitled to vote at the Meeting or at any adjournment or postponement thereof, either in person or by proxy.

Effective February 28, 2006, the shareholders of record at the close of business on February 22, 2006 received one additional common share of CN for each common share held following a two-for-one stock split.

As of the close of business on February 28, 2006, the Company had outstanding 536,150,916 common shares without nominal or par value (after giving effect to the above-mentioned stock split). Subject to the voting restrictions described below, each common share carries the right to one vote.

WHAT WILL I BE VOTING ON?
Shareholders will be voting to (i) elect directors of the Company and (ii) appoint KPMG LLP as auditors of the Company. Our board of directors and our management are recommending that shareholders vote FOR both items (i) and (ii).

HOW WILL THESE MATTERS BE DECIDED AT THE MEETING?
A simple majority of the votes cast, in person or by proxy, will constitute approval of these matters.

WHO IS SOLICITING MY PROXY?
The solicitation is being made primarily by mail, but our directors, officers or employees may also solicit proxies at a nominal cost to the Company. The Company has retained the services of Kingsdale Shareholder Services Inc. for the solicitation of proxies in Canada and the United States, at an aggregate cost estimated to be CAD$40,000 plus additional costs relating to telephone calls and out-of-pocket expenses.

WHO CAN I CALL WITH QUESTIONS?
If you have questions about the information contained in this Information Circular or require assistance in completing your form of proxy, please call Kingsdale Shareholder Services Inc., the Company’s proxy solicitation agent, toll-free at 1-866-833-6980.

HOW CAN I CONTACT THE TRANSFER AGENT?
You can contact the transfer agent either by mail at Computershare Trust Company of Canada, 100 University Ave, 9th Floor, North Tower, Toronto, Ontario M5J 2Y1, by telephone at 1-800-564-6253, by fax at 1-866-249-7775 or by email at service@computershare.com.

HOW DO I VOTE?
If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are held in the name of a nominee, please see the instructions below under “How do I vote if I am a non-registered shareholder?”.

WHAT ARE THE VOTING RESTRICTIONS?
Our articles of incorporation, as amended, provide that no person, together with his or her associates, shall hold, beneficially own or control, directly or indirectly, voting shares to which are attached more than 15% in the aggregate of the votes attached to all our voting shares that may ordinarily be cast to elect directors of the Company. In addition, where the total number of voting shares held, beneficially owned or controlled, directly or indirectly, by any one person together with his or her associates exceeds such 15% maximum, no person shall, in person or by proxy, exercise the voting rights attached to the voting shares held, beneficially owned or controlled, directly or indirectly, by such person or his or her associates.

How do I vote if I am a registered shareholder?

1) Voting by Proxy

You are a registered shareholder if your name appears on your share certificate. If this is the case, you may appoint someone else to vote for you as your proxy holder by using the enclosed form of proxy. The persons named as proxies in such form of proxy are the board chair and the President and Chief Executive Officer of the Company. However, you have the right to appoint any other person or company (who need not be a shareholder) to attend and act on your behalf at the Meeting. That right may be exercised by writing the name of such person or company in the blank space provided in the form of proxy or by completing another proper form of proxy. Make sure that the person you appoint is aware that he or she is appointed and attends the Meeting.

How can I send my form of proxy?

You can either return a duly completed and executed form of proxy to the transfer agent and registrar for the Company’s common shares, Computershare Trust Company of Canada, in the envelope provided, or you can vote over the Internet by following the instructions on the form of proxy.

What is the deadline for receiving the form of proxy?

The deadline for receiving duly completed forms of proxy or a vote over the Internet is 5:00 p.m. (Montréal time) on April 20, 2006, or if the Meeting is adjourned or postponed, by no later than 5:00 p.m. (Montréal time) on the business day prior to the day fixed for the adjourned or postponed meeting.

How will my common shares be voted if I give my proxy?

If no instructions are indicated, your common shares represented by proxies in favour of management will be voted FOR the election of management’s nominees as directors, FOR the appointment of KPMG LLP as auditors, and at the discretion of the proxy holder in respect of amendments to any of the foregoing matters or on such other business as may properly be brought before the Meeting. Should any nominee named herein for election as a director become unable to accept nomination for election, it is intended that the person acting under proxy in favour of management will vote for the election in his or her stead for such other person as management of the Company may recommend. Management has no reason to believe that any of the nominees for election as directors will be unable to serve if elected to office and management is not aware of any amendment or other business likely to be brought before the Meeting.

If I change my mind, how can I revoke my proxy?

You may revoke your proxy at any time by an instrument in writing (which includes another form of proxy with a later date) executed by you, or by your attorney (duly authorized in writing), and (i) deposited with the Corporate Secretary of the Company at the registered office of the Company at any time up to and including 5:00 p.m. (Montréal time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, or (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or in any other manner permitted by law or in the case of a vote over the Internet, by way of a subsequent Internet vote.

2) Voting in Person

If you wish to vote in person, you may present yourself to a representative of Computershare Trust Company of Canada. Your vote will be taken and counted at the Meeting. If you wish to vote in person at the Meeting, do not complete or return the form of proxy.

How do I vote if I am a non-registered shareholder?

If your common shares are not registered in your name and are held in the name of a nominee, you are a “non-registered shareholder”. If your common shares are listed in an account statement provided to you by your broker, those common shares will, in all likelihood, not be registered in your name. Such common shares will more likely be registered under the name of your broker or an agent of that broker. Without specific instructions, brokers and their agents or nominees are prohibited from voting shares for the broker’s client. If you are a non-registered shareholder, there are two ways, listed below, that you can vote your common shares:

1) Giving your Voting Instructions

Applicable securities laws require your nominee to seek voting instructions from you in advance of the Meeting. Accordingly, you will receive or have already received from your nominee a request for voting instructions for the number of common shares you hold. Every nominee has its own mailing procedures and provides its own signature and return instructions, which should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the Meeting.

2) Voting in Person

However, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions provided by your nominee to appoint yourself as proxy holder and follow the signature and return instructions of your nominee. Non-registered shareholders who appoint themselves as proxy holders should present themselves at the Meeting to a representative of Computershare Trust Company of Canada. Do not otherwise complete the request for voting instructions sent to you as you will be voting at the Meeting.

How do I vote If I am an employee shareholder?

Common shares purchased by employees of the Company under its Canadian and U.S. Employee Share Investment Plans and its Union and Management Savings Plans for U.S. Operations (the “Plans”), are known as “Employee Shares”. Employee Shares remain registered in the name of the custodian, unless the employees have withdrawn their common shares from the Plans in accordance with their provisions.

Voting rights attached to the Employee Shares that are registered in the name of the custodian can be exercised by employees, or their attorneys authorized in writing, by indicating on the enclosed voting instruction form the necessary directions to the custodian or any other person or company (who need not be a shareholder) as to how they wish their Employee Shares to be voted at the Meeting. Beneficial owners of Employee Shares may also give such voting instructions by telephone or over the Internet. The Employee Shares will be voted pursuant to the directions of the beneficial owner. If no choice is specified for an item, the Employee Shares will be voted in favour of management’s proposals and at the discretion of the custodian or such other person indicated, in respect of amendments to management’s proposals or on such other business as may properly be brought before the Meeting. Only Employee Shares in respect of which a voting instruction form has been signed and returned (or in respect of which the employee has given voting instructions by telephone or over the Internet) will be voted.

A holder of Employee Shares may revoke his or her directions, as indicated on a voting instruction form, at any time by an instrument in writing executed by the holder of Employee Shares, or by the holder’s attorney duly authorized in writing, provided such written instrument indicating the holder’s intention to revoke is (i) deposited with the Corporate Secretary of CN at the registered office of CN at any time up to and including 5:00 p.m. (Montréal time) on the last business day preceding the day of the Meeting or any adjournment or postponement thereof, (ii) filed with the chair of the Meeting on the day of the Meeting or any adjournment or postponement thereof, or (iii) in any other manner permitted by law, or in the case of directions given by telephone or over the Internet, by way of subsequent telephone or Internet directions.

The voting instruction form must be used only with respect to Employee Shares. In the event that an employee holds common shares outside the Plans, he or she must also complete the enclosed form of proxy with respect to such additional common shares. No form of proxy is to be completed with respect to Employee Shares.

BUSINESS OF THE MEETING

Financial Statements

Our consolidated financial statements for the year ended December 31, 2005, together with the auditors’ report thereon, are included in the 2005 Annual Report sent to shareholders with the Notice of Annual Meeting of Shareholders and this Information Circular.

Election of Directors

Our articles of incorporation, as amended, provide that our board of directors shall consist of a minimum of seven and a maximum of 21 directors. Pursuant to a resolution of the board of directors, 15 persons are to be elected as directors for the current year, each to hold office until the next annual meeting of shareholders or until such person’s successor is elected or appointed.

The term of office of each of the present directors expires at the close of the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Unless authority is withheld, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the election of these nominees. The persons nominated are, in the opinion of the board of directors and management, well qualified to act as directors of the Company for the ensuing year. The board of directors and management do not contemplate that any of these nominees will be unable to serve as a director, but should that occur for any reason before the Meeting, the persons designated in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee at their discretion unless the shareholder who has given such proxy or voting instruction form has directed that the common shares be withheld from voting on the election of any of the directors.

Appointment of Auditors

The board of directors and the audit committee recommend that KPMG LLP be appointed to serve as our auditors until the next annual meeting of shareholders. Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the persons designated in the accompanying form of proxy or voting instruction form intend to vote FOR the appointment of KPMG LLP as auditors of the Company to hold office until the next annual meeting of shareholders.

NOMINEES FOR ELECTION TO THE BOARD

The following table sets out information regarding the nominees for election as directors as of February 28, 2006, unless otherwise indicated. Please refer to page 104 of our 2005 Annual Report for a picture of our nominees.

Common Shares Owned,
	Controlled or Directed(1)		Options held(3)
	(on a post-split basis)(2)		(on a post-split basis)(2)

Name, age, principal occupation and position on committees of the board(4)	February 2006	February 2005	February 2006	February 2005

Michael R. Armellino, C.F.A., 66	89,846	85,012	33,000	33,000
Fort Lee, New Jersey

Mr. Armellino has served on the board of directors since	Mr. Armellino is:
May 7, 1996. Mr. Armellino, a chartered financial analyst,	Independent
is a Retired Partner, The Goldman Sachs Group, LP. From	Chair of the Strategic Planning Committee, and
1991 to 1994, Mr. Armellino was chair and Chief Executive	Member of:
Officer of Goldman Sachs Asset Management. Prior to	• Audit Committee,
1991, he had held various positions at Goldman, Sachs &	• Finance Committee, and
Co., including senior transportation analyst and Partner in	• Investment Committee of CN’s Pension Trust Funds.(5)
Charge of Research.

A. Charles Baillie, LL.D., 66	92,220(6)	58,728(7)	N/A	N/A
Toronto, Ontario

Mr. Baillie has served on the board of directors since	Mr. Baillie is:
April 15, 2003. Mr. Baillie retired as chair of The Toronto-	Independent
Dominion Bank in April 2003, and as Chief Executive	Member of:
Officer of the bank in December 2002. Mr. Baillie is also	• Audit Committee,
a director of Dana Corporation, George Weston Limited	• Corporate Governance and Nominating Committee,
and Telus Corporation.	• Human Resources and Compensation Committee, and
• Strategic Planning Committee.

Hugh J. Bolton, F.C.A., 67	23,200(6)	18,524(7)	N/A	N/A
Edmonton, Alberta

Mr. Bolton has served on the board of directors since	Mr. Bolton is:
April 15, 2003. Mr. Bolton is the chair of the board of	Independent
directors of EPCOR Utilities Inc. (energy and energy-	Member of:
related services provider), and the Lead Director of	• Audit Committee,
Matrikon Inc. (supplier of industrial IT solutions). Mr. Bolton	• Corporate Governance and Nominating Committee,
is also a director of Teck Cominco Limited, The Toronto-	• Human Resources and Compensation Committee, and
Dominion Bank and WestJet Airlines Ltd. From 1991 to	• Strategic Planning Committee.
1997, Mr. Bolton was chair and Chief Executive Partner of
Coopers & Lybrand Canada (now
PricewaterhouseCoopers).

Purdy Crawford, O.C., Q.C., LL.D., 74	112,396(6)	98,962(7)	72,000	72,000
Toronto, Ontario

Mr. Crawford has served on the board of directors since	Mr. Crawford is:
April 25, 1995. Mr. Crawford is Counsel, Osler, Hoskin &	Independent
Harcourt LLP (law firm). Mr. Crawford also served as Chief	Chair of the Human Resources and Compensation
Executive Officer of Imasco Limited from 1985 to 1995. He	Committee, and
is a director of Foot Locker, Inc., Maple Leaf Foods Inc.,	Member of:
Manitoba Telecom Services Inc. and Seamark Asset	• Audit Committee,
Management Ltd. He is also Chairman of the Board of	• Corporate Governance and Nominating Committee,
Trustees of the Clearwater Seafoods Income Fund.	• Strategic Planning Committee, and
• Investment Committee of CN’s Pension Trust Funds.(5)

Common Shares Owned,
	Controlled or Directed(1)		Options held(3)
	(on a post-split basis)(2)		(on a post-split basis)(2)

Name, age, principal occupation and position on committees of the board(4)	February 2006	February 2005	February 2006	February 2005

J.V. Raymond Cyr, O.C., LL.D., 72	59,088(6)	54,414 (7)	72,000	72,000
Montréal, Québec

Mr. Cyr has served on the board of directors since	Mr. Cyr is:
March 29, 1995. Mr. Cyr is chair of PolyValor Inc.	Independent
(telecommunications company). Mr. Cyr also served as	Chair of the Environment, Safety and Security Committee
chair of Bell Canada from 1985 to 1989 and from 1992 to	and
1996 and as chair of BCE Inc. from 1989 to 1993. He is	Member of:
also a director of Transcontinental Inc., ART Advanced	• Finance Committee,
Research Technologies Inc. and Isacsoft Inc.	• Strategic Planning Committee, and
• Investment Committee of CN’s Pension Trust Funds.(5)

Ambassador Gordon D. Giffin, 56	28,366(6)	23,298 (7)	27,000	27,000
Atlanta, Georgia

Mr. Giffin has served on the board of directors since	Mr. Giffin is:
May 1, 2001. Mr. Giffin is Senior Partner, McKenna Long &	Independent
Aldridge (law firm) and he was United States Ambassador	Member of:
to Canada from August 1997 to April 2001. Mr. Giffin is	• Environment, Safety and Security Committee,
also a director of Canadian Imperial Bank of Commerce,	• Finance Committee,
Canadian Natural Resources Limited, TransAlta	• Human Resources and Compensation Committee, and
Corporation and Bowater Incorporated.	• Strategic Planning Committee.

James K. Gray, O.C., A.O.E., LL.D., 72	52,624(6)	47,422(7)	72,000	72,000
Calgary, Alberta

Mr. Gray has served on the board of directors since July 4,	Mr. Gray is:
1996. Mr. Gray is Corporate Director and Former Chair and	Independent
Chief Executive Officer, Canadian Hunter Exploration Ltd.	Member of:
(natural gas company). Mr. Gray is also a director of	• Corporate Governance and Nominating Committee,
Brookfield Asset Management Inc., Phoenix Technology	• Environment, Safety and Security Committee,
Income Fund and Twin Mining Corporation.	• Human Resources and Compensation Committee, and
• Strategic Planning Committee.

E. Hunter Harrison, 61	264,204	259,098	3,215,000	3,025,000
Burr Ridge, Illinois

Mr. Harrison has served on the board of directors since	Mr. Harrison is:
December 7, 1999. Mr. Harrison has been President and	Not independent
Chief Executive Officer of the Company since January 1,	Member of:
2003. He has served as Executive Vice-President and	• Strategic Planning Committee.
Chief Operating Officer of the Company from March 1998
to December 2002. Prior to joining CN, Mr. Harrison had
been a director and President and Chief Executive Officer
of the Illinois Central Corporation and the Illinois Central
Railroad Company from 1993 to 1998.

Common Shares Owned,
	Controlled or Directed(1)		Options held(3)
	(on a post-split basis)(2)		(on a post-split basis)(2)

Name, age, principal occupation and position on committees of the board(4)	February 2006	February 2005	February 2006	February 2005

Edith E. Holiday, 54	22,200	17,700	27,000	27,000
Washington, District of Columbia

Mrs. Holiday has served on the board of directors since	Mrs. Holiday is:
June 1, 2001. Mrs. Holiday is a Corporate Director and	Independent
Trustee and a former General Counsel, United States	Member of:
Treasury Department and Secretary of the Cabinet, The	• Corporate Governance and Nominating Committee,
White House. Mrs. Holiday is also a director of H.J. Heinz	• Environment, Safety and Security Committee,
Company, Amerada Hess Corporation, RTI International	• Human Resources and Compensation Committee,
Metals, Inc. and White Mountains Insurance Group, Ltd.	• Strategic Planning Committee, and
She is also a director or trustee in various investment	• Investment Committee of CN’s Pension Trust Funds.(5)
companies of the Franklin Templeton Group of Mutual
Funds.

V. Maureen Kempston Darkes, O.C., D. Comm. LL.D.,	30,690(6)	25,250(7)	72,000	72,000
57
Miramar, Florida

Mrs. Kempston Darkes has served on the board of	Mrs. Kempston Darkes is:
directors since March 29, 1995. Mrs. Kempston Darkes is	Not independent
Group Vice-President and President Latin America, Africa	Member of:
and Middle East, General Motors Corporation. From 1994	• Environment, Safety and Security Committee,
to 2001, she was President and General Manager of	• Finance Committee,
General Motors of Canada Limited and Vice-President of	• Strategic Planning Committee, and
General Motors Corporation. Mrs. Kempston Darkes is	• Investment Committee of CN’s Pension Trust Funds.(5)
also a director of Falconbridge Limited and The Thomson
Corporation.

Robert H. Lee, C.M., O.B.C., LL.D., 72	Nil	Nil	N/A	N/A
Vancouver, British Columbia

Mr. Lee stands for election to the board of directors. Mr.	Mr. Lee is:
Lee is Chairman of the Prospero Group of Companies	Independent
(real estate, investment, finance, agency and
management). He is a director of Crown Life Insurance
Company, Wall Financial Corporation, and he served for
many years as a Trustee of Belmont Trust, which is
associated with Fairmont Shipping Hong Kong Ltd. He
served as Chancellor of the University of British Columbia,
Chairman of UBC Foundation and as a member of the
Board of Governors for many years. In 1998, he founded
and still serves as Chairman of the UBC Properties Trust.

Denis Losier, 53	61,794(6)	56,610(7)	60,000	72,000
Moncton, New Brunswick

Mr. Losier has served on the board of directors since	Mr. Losier is:
October 25, 1994. Mr. Losier is President and Chief	Independent
Executive Officer, Assumption Life (life insurance	Chair of the Finance Committee, and
company). Between 1989 and 1994, Mr. Losier held	Member of:
various cabinet level positions with the government of the	• Audit Committee,
Province of New Brunswick. He is also a director of NAV	• Strategic Planning Committee, and
CANADA.	• Investment Committee of CN’s Pension Trust Funds.(5)

Common Shares Owned,
	Controlled or Directed(1)		Options held(3)
	(on a post-split basis)(2)		(on a post-split basis)(2)

Name, age, principal occupation and position on committees of the board(4)	February 2006	February 2005	February 2006	February 2005

The Hon. Edward C. Lumley, P.C., LL.D., 66	48,518(6)	41,748(7)	72,000	72,000
South Lancaster, Ontario

Mr. Lumley has served on the board of directors since	Mr. Lumley is:
July 4, 1996. Mr. Lumley is Vice-Chair, BMO Nesbitt Burns	Independent
Inc. (investment bank). From 1986 to 1991, he served as	Chair of the Investment Committee of CN’s Pension Trust
chair of Noranda Manufacturing Group Inc. Mr. Lumley	Funds,(5) and
was a Member of Parliament from 1974 to 1984, during	Member of:
which time he held various cabinet portfolios in the	• Environment, Safety and Security Committee,
Government of Canada. Mr. Lumley is also a director of	• Finance Committee,
BCE Inc., Dollar-Thrifty Automotive Group, Inc., Magna	• Human Resources and Compensation Committee, and
Entertainment Corp. and Magna International Inc.	• Strategic Planning Committee.

David G.A. McLean, O.B.C., LL.D., 67	134,606(6)	122,418 (7)	24,000	90,000
Vancouver, British Columbia

Mr. McLean has served on the board of directors since	Mr. McLean is:
August 31, 1994. Mr. McLean is board chair of the	Independent
Company and chair and Chief Executive Officer, The	Chair of the Corporate Governance and Nominating
McLean Group (real estate investment company and film	Committee, and
and television facility company).	Member of:
• Environment, Safety and Security Committee,
• Human Resources and Compensation Committee,
• Strategic Planning Committee, and
• Investment Committee of CN’s Pension Trust Funds.(5)

Robert Pace, 51	62,242(6)	55,622(7)	72,000	72,000
Halifax, Nova Scotia

Mr. Pace has served on the board of directors since	Mr. Pace is:
October 25, 1994. Mr. Pace is President and Chief	Independent
Executive Officer, The Pace Group (private holding	Chair of the Audit Committee, and
company). Mr. Pace is also a director of High Liner Foods	Member of:
Incorporated and board chair of American Manor	• Corporate Governance and Nominating Committee,
Enterprises Inc.	• Human Resources and Compensation Committee,
• Strategic Planning Committee, and
• Investment Committee of CN’s Pension Trust Funds.(5)

(1)	The information regarding common shares beneficially owned, controlled or directed has been furnished by the respective nominees individually and includes Restricted Share Units granted as compensation to directors, but does not include common shares under options.

(2)	All figures for February 2006 are as at February 28, 2006, and all figures for February 2005 are as at February 28, 2005. All figures related to shares, Restricted Share Units and options have been restated to reflect the two-for-one stock split effective on February 28, 2006.

(3)	The information regarding options comprises only the options granted under the Management Long-Term Incentive Plan. Mr. Baillie and Mr. Bolton were not members of the board when options were granted. No options were granted to directors in 2003, 2004 and 2005. On March 8, 2005, the Management Long-Term Incentive Plan was amended to provide that option grants under such plan could no longer be made to non-executive directors.

(4)	The age of the directors is provided as at the date of the Meeting (i.e., on April 21, 2006).

(5)	The Investment Committee of CN’s Pension Trust Funds is a mixed committee composed of both members of the board of directors as well as officers of the Company.

(6)	Includes Restricted Share Units in the following amounts: A. Charles Baillie: 22,220; Hugh J. Bolton: 20,200; Purdy Crawford: 12,696; J.V. Raymond Cyr: 22,188; Ambassador Gordon D. Giffin: 12,066; James K. Gray: 5,644; V. Maureen Kempston Darkes: 22,590; Denis Losier: 18,976; Edward C. Lumley: 16,718; David G.A. McLean: 28,696; and Robert Pace: 18,142. Pursuant to the terms of the Restricted Share Units, directors or their estates can only access their Restricted Share Units upon retirement, resignation or death.

(7)	Includes Restricted Share Units in the following amounts: A. Charles Baillie: 16,728; Hugh J. Bolton: 15,524; Purdy Crawford: 5,862; J.V. Raymond Cyr: 22,014; Ambassador Gordon D. Giffin: 10,598; James K. Gray: 5,586; V. Maureen Kempston Darkes: 21,650; Denis Losier: 14,314; Edward C. Lumley: 9,948; David G.A. McLean: 16,508; and Robert Pace: 16,022.

Additional Disclosure Relating to Directors

As of February 28, 2006, no members of our board of directors served together on the boards of other public companies.

As of the date hereof, to the knowledge of the Company and based upon information provided to it by the nominees for election to the Board of Directors, no such nominee is or has been, in the last 10 years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following:

(i) Mr. Baillie, a director of the Company, is a director of Dana Corporation which filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code on March 3, 2006. Dana’s European, South American, Asian-Pacific, Canadian and Mexican subsidiaries are not included in the Chapter 11 filing;

(ii) Mr. Crawford, a director of the Company, was the Chairman of Allstream Inc. when it voluntarily filed for protection under the Companies’ Creditors Arrangement Act (“CCAA”) in September 2002. Allstream Inc., through a series of negotiations with bondholders and other creditors, successfully emerged from the CCAA proceedings and was restructured in April 2003, though Mr. Crawford is no longer a director of Allstream Inc.;

(iii) Mr. Cyr, a director of the Company, was a director of Air Canada when it voluntarily filed for protection under the CCAA in April 2003 and was a director of Cable Satisfaction International Inc. when it voluntarily filed for protection under the CCAA in July 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004 and Cable Satisfaction International Inc.’s second amended and restated plan of arrangement and reorganization was approved by its creditors and sanctioned by the Quebec Superior Court in March 2004. Mr. Cyr is no longer a director of Air Canada and Cable Satisfaction International Inc.; and

(iv) Mr. Lumley, a director of the Company, was a director of Air Canada when it voluntarily filed for protection under the CCAA in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004, though Mr. Lumley is no longer a director of Air Canada.

Board of Directors Compensation

The directors of the Company play an invaluable role in enhancing shareholder value. As indicated under “Share Ownership” at page 13, the directors have a substantial investment in the Company. In addition, approximately 75% of the total annual remuneration for 2005 of the non-executive directors was in the form of common shares or Restricted Share Units (“RSUs”). No options were granted to the directors of the Company in 2005. Grants can no longer be made to non-executive board directors under the Management Long-Term Incentive Plan. While they remain as participants to the Plan for previous grants, the last time non-executive directors received options was in 2002. The directors may elect to receive all or part of their director retainers, committee member retainers, board chair and committee chair retainers in cash, common shares of the Company purchased on the open market or RSUs and their common share grant in RSUs. Each RSU entitles the beneficiary thereof to one common share of the Company purchased on the open market plus additional RSUs reflecting dividend equivalents.

The directors’ compensation program is designed to attract and retain the most qualified people to serve on CN’s board and committees and takes into account the risks and responsibilities of being an effective director. To reflect the Company’s extensive operations in the United States, four of the non-executive director nominees are from the United States and the compensation of the non-executive directors of the Company tends to be comparable to that of large U.S.-based companies.

In consideration for serving on the board of directors in 2005, each director was compensated as indicated in the table below:

Type of fee	Amount and number of shares

Board Chair Retainer(1)	US$90,000(2)
and 12,000 Shares(2)(3)

Director Retainer(4)	US$10,000(2)
and 4,500 Shares(2)(3)

Committee Chair Retainer(5)	US$15,000(2)

Committee Member Retainer	US$3,500(2)

Board Meeting Attendance Fee	US$1,000

Committee Meeting Attendance Fee	US$1,000

Travel Attendance Fee	US$1,000

(1)	The board chair received no additional Director Retainer.

(2)	The directors may choose to receive all or part of their cash retainer in common shares or RSUs and their common share grant (which is part of the retainer) can also be received in RSUs. The common shares are purchased on the open market.

(3)	The number of shares are shown to reflect the two-for-one stock split effective on February 28, 2006.

(4)	Mr. Harrison did not receive any compensation to serve as director because he is an officer of the Company.

(5)	The committee chairs (other than the board chair) also received, as members of a committee, a retainer of US$3,500.

The table below reflects in detail the compensation earned by directors in the 12-month period ended December 31, 2005.

Director(1)	Director and Board Chair Cash Retainer(US$)	Committee Chairman Cash Retainer (US$)	Committee Member Cash Retainer (US$)	Value of Common Shares or RSUs Granted(3)(4) (US$)	Board and Committee Attendance and Travel Fees(5) (US$)	Total Annual Fees and Equity Grant (US$)	Percentage of Total Fees received in Common Shares and/or RSUs(6)

Michael R. Armellino	10,000	15,000	15,167	131,704	38,000	209,871	70%
A. Charles Baillie	10,000	—	14,000	141,496	38,000	203,496	76%
Hugh J. Bolton	10,000	—	14,000	141,496	37,000	202,496	70%
Purdy Crawford	10,000	15,000	16,333	141,496	41,000	223,829	82%
J.V. Raymond Cyr	10,000	15,000	15,167	141,496	31,000	212,663	67%
Ambassador Gordon D. Giffin	10,000	—	12,833	137,480	36,000	196,313	70%
James K. Gray	10,000	—	14,000	139,336	39,000	202,336	81%
Edith E. Holiday	10,000	—	14,292	136,303	35,000	195,595	70%
V. Maureen Kempston Darkes	10,000	—	12,542	141,496	25,000	189,038	87%
Gilbert H. Lamphere(2)	5,833	3,750	8,167	131,314	14,000	163,064	81%
Denis Losier	10,000	6,250	14,875	141,496	37,000	209,621	68%
The Hon. Edward C. Lumley	10,000	15,000	16,042	141,496	39,000	221,538	82%
David G.A. McLean	90,000	—	—	371,864	44,000	505,864	74%
Robert Pace	10,000	15,000	16,042	141,496	42,000	224,538	77%
Total	215,833	85,000	183,460	2,179,969	496,000	3,160,262	75%

(1)	Certain directors attended meetings of committees of which they were not members and received a committee attendance fee for such attendance. These directors have received not more than US$2,000, on an individual basis, in such attendance fees.
These fees are not presented in this table.

(2)	Mr. Lamphere resigned from the Board of Directors effective August 15, 2005.

(3)	In addition to the director cash retainer, each non-executive director received 4,500 common shares or RSUs (after giving effect to the two-for-one stock split effective February 28, 2006) as part of the Board Retainer. The value of such grant was calculated as at the dates of purchase or grant and using the exchange rate in effect at such time.

(4)	In addition to the board chair cash retainer, the board chair received 12,000 common shares or RSUs (after giving effect to the two-for-one stock split effective February 28, 2006) as board chair retainer. The value of such grant was calculated as at the dates of purchase or grant and using the exchange rate in effect at such time.

(5)	Includes travel fees which amounted to a total of US$91,000, in aggregate for all directors.

(6)	In addition to the common shares or RSUs received by the directors and the board chair as described in notes (3) and (4), the directors and the board chair may choose to receive all or part of their cash retainers in common shares or RSUs. The following directors made such election: Michael R. Armellino, A. Charles Baillie, Purdy Crawford, James K. Gray, V. Maureen Kempston Darkes, Edward C. Lumley and Robert Pace.

The table below shows information regarding exercises of options by non-executive directors under the Management Long-Term Incentive Plan during the 12-month period ended February 28, 2006. As of the date hereof, all these options are exercisable. On March 8, 2005, the Management Long-Term Incentive Plan was amended to provide that option grants under the Plan could no longer be made to the non-executive directors.

Director	Securities Acquired on Exercise (#)	Aggregate Value Realized (US$)	Unexercised Options at February 28, 2006 (#)(1)	Value of Unexercised In-the- Money Options at February 28, 2006 (US$)(2)

Michael R. Armellino	0	0	33,000	1,001,623
A. Charles Baillie	—	—	—	—
Hugh J. Bolton	—	—	—	—
Purdy Crawford	0	0	72,000	2,324,238
J.V. Raymond Cyr	0	0	72,000	2,324,238
Ambassador Gordon D. Giffin	0	0	27,000	734,941
James K. Gray	0	0	72,000	2,324,238
Edith E. Holiday	0	0	27,000	723,060
V. Maureen Kempston Darkes	0	0	72,000	2,324,238
Denis Losier	12,000	235,064	60,000	1,923,957
The Hon. Edward C. Lumley	0	0	72,000	2,324,238
David G.A. McLean	66,000	1,276,819	24,000	585,747
Robert Pace	0	0	72,000	2,324,238

(1)	All figures related to options have been restated to reflect the two-for-one stock split effective on February 28, 2006.

(2)	The value of unexercised in-the-money options at February 28, 2006 is the difference between the average closing price on such date on the New York and Toronto stock exchanges (US$46.92) and the exercise price, if in Canadian dollars, converted using the rate of exchange on such date of 0.8798. This value has not been and may never be realized. The actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Share Ownership

Each director must own, within five years of joining the board of directors, not less than CAD$250,000 in value of our common shares (including RSUs and other rights or securities under similar plans, if any, but not including the value of unexercised options). Each RSU is equal in value to one common share. As of the date hereof, each director meets such minimum level of ownership. The average value of common shares (including RSUs) of the Company owned by non-executive directors is approximately US$2,951,447 (based on the February 28, 2006, average closing price of the common shares of the Company on the Toronto and New York stock exchanges).

Director	Year(1)	Number of common shares owned, controlled or directed	Number of RSUs	Total number of common shares owned, controlled or directed and RSUs	Total value of common shares and RSUs (US$)
Michael R. Armellino	2005	89,846	—	89,846	4,215,366
	2004	85,012	—	85,012	3,988,566
A. Charles Baillie	2005	70,000	22,220	92,220	4,326,748
	2004	42,000	16,728	58,728	2,755,382
Hugh J. Bolton	2005	3,000	20,200	23,200	1,088,490
	2004	3,000	15,524	18,524	869,103
Purdy Crawford	2005	99,700	12,696	112,396	5,273,360
	2004	93,100	5,862	98,962	4,643,067
J.V. Raymond Cyr	2005	36,900	22,188	59,088	2,772,272
	2004	32,400	22,014	54,414	2,552,979
Ambassador Gordon D. Giffin	2005	16,300	12,066	28,366	1,330,867
	2004	12,700	10,598	23,298	1,093,088
James K. Gray	2005	46,980	5,644	52,624	2,468,996
	2004	41,836	5,586	47,422	2,224,930
E. Hunter Harrison	2005	264,204	—	264,204	12,395,839
	2004	259,098	—	259,098	12,156,277
Edith E. Holiday	2005	22,200	—	22,200	1,041,572
	2004	17,700	—	17,700	830,443
V. Maureen Kempston Darkes	2005	8,100	22,590	30,690	1,439,904
	2004	3,600	21,650	25,250	1,184,671
Denis Losier	2005	42,818	18,976	61,794	2,899,231
	2004	42,296	14,314	56,610	2,656,010
The Hon. Edward C. Lumley	2005	31,800	16,718	48,518	2,276,352
	2004	31,800	9,948	41,748	1,958,719
David G.A. McLean	2005	105,910	28,696	134,606	6,315,401
	2004	105,910	16,508	122,418	5,743,569
Robert Pace	2005	44,100	18,142	62,242	2,920,250
	2004	39,600	16,022	55,622	2,609,655

(1)	The number of common shares and RSUs held by each director for 2005 is as at February 28, 2006, and for 2004 is as at February 28, 2005, and is shown after giving effect to the two-for-one stock split effective on February 28, 2006. The values for both 2005 and 2004 are based on the February 28, 2006 average closing price of the common shares on the Toronto and New York stock exchanges (US$46.92), converted using the rate of exchange on such date of 0.8798.

Board and Committee Attendance

The tables below show a record of attendance by directors at meetings of the board and its committees, as well as the number of board and board committee meetings held during the 12-month period ended December 31, 2005.

Director	Number and % of meetings attended		Board and Board Committee Meetings(2)	Number of meetings held

	Board	Committees

Michael R. Armellino	11/11	20/20	Board	11
	(100%)	(100%)

A. Charles Baillie	11/11	20/20	Audit Committee	6
	(100%)	(100%)

Hugh J. Bolton	11/11	19/20	Finance Committee(3)	2
	(100%)	(95%)

Purdy Crawford	11/11	22/23	Corporate Governance and	6
	(100%)	(96%)	Nominating Committee

J.V. Raymond Cyr	11/11	18/20	Human Resources and	5
	(100%)	(90%)	Compensation Committee

Ambassador Gordon D. Giffin	11/11	17/17	Environment, Safety and	5
	(100%)	(100%)	Security Committee

James K. Gray	11/11	20/21	Investment Committee of CN’s	5
	(100%)	(95%)	Pension Trust Funds

E. Hunter Harrison	11/11	6/6	Strategic Planning Committee	3
	(100%)	(100%)

Edith E. Holiday	10/11	19/20
	(91%)	(95%)

V. Maureen Kempston Darkes	10/11	10/15
	(91%)	(67%)

Gilbert H. Lamphere(1)	5/7	6/9
	(71%)	(67%)

Denis Losier	11/11	19/19
	(100%)	(100%)

The Hon. Edward C. Lumley	11/11	20/20
	(100%)	(100%)

David G.A. McLean	11/11	26/27
	(100%)	(96%)

Robert Pace	11/11	23/23
	(100%)	(100%)

(1)	Mr. Lamphere resigned from the Board of Directors effective August 15, 2005.

(2)	The following committee membership changes occurred on April 1, 2005: Michael R. Armellino left the Corporate Governance and Nominating Committee and the Environment, Safety and Security Committee to join the Finance Committee; Hugh J. Bolton left the Environment, Safety and Security Committee to join the Human Resources and Compensation Committee; Purdy Crawford joined the Audit Committee; J.V. Raymond Cyr left the Audit Committee and the Human Resources and Compensation Committee to join the Finance Committee; Ambassador Gordon D. Giffin left the Corporate Governance and Nominating Committee to join the Finance Committee and the Environment, Safety and Security Committee; James K. Gray left the Audit Committee to join the Human Resources and Compensation Committee; Edith E. Holiday left the Audit Committee to join the Corporate Governance and Nominating Committee, the Environment Safety and Security Committee and the Human Resources and Compensation Committee; V. Maureen Kempston Darkes joined the Finance Committee; Denis Losier left the Environment, Safety and Security Committee and the Human Resources and Compensation Committee to join the Finance Committee (he was appointed chair of the Finance Committee on July 27, 2005); Edward C. Lumley joined the Finance Committee; and Robert Pace joined the Human Resources and Compensation Committee.

(3)	This Committee was created in April 2005 as a result of the division of the former Audit, Finance and Risk Committee into two separate Committees.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

General

We are committed to adhering to the highest standards of corporate governance and our corporate governance practices were designed in a manner consistent with this objective. The role, specific mandate and functioning rules of the board of directors and of each of its committees are set forth in our Corporate Governance Manual which was formally approved by the board of directors on January 21, 2003, and last updated on March 7, 2006. Our Corporate Governance Manual is available on our website at www.cn.ca/cngovernance. It is revised regularly with a view to continually improving our practices by assessing their effectiveness and comparing them with evolving practices, the changing circumstances and our needs. Our Corporate Governance Manual forms part of the documentation given to all persons elected or appointed to the board of directors and includes a director orientation and continuing education program, which is described at item 4 of Schedule A to this Circular.

The Company’s shares are listed on the Toronto and New York stock exchanges; accordingly, the Company is subject to a variety of corporate governance and disclosure requirements. Under the rules adopted by the Canadian securities regulatory authorities, we are required to disclose information relating to our system of corporate governance with reference to the disclosure requirements set forth in National Instrument 58-101 (the “Disclosure Instrument”). We compare, in Schedule A to this Circular, our corporate governance practices to those set forth in the Disclosure Instrument and refer, where appropriate, to the U.S. Sarbanes-Oxley Act of 2002, applicable rules of the U.S. Securities and Exchange Commission, as well as corporate governance standards of the New York Stock Exchange.

The board of directors is of the opinion that the Company’s corporate governance practices are well designed to assist the Company in achieving its principal stated corporate objective, which is the enhancement of shareholder value. The mandate of the Board is set out in Schedule B to this Circular.

Code of Business Conduct

The board of directors has adopted a Code of Business Conduct. The Code is applicable to directors, officers and employees of CN. It addresses several issues, including conflict of interests, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing, compliance with laws and reporting of any illegal or unethical behaviour. Our board of directors is responsible for monitoring compliance with the Code and no waiver has ever been granted to a director or executive officer in connection therewith. Please refer to Schedule A to this circular for more information regarding the Code and the steps taken by the board of directors to encourage and promote a culture of ethical business conduct. The board of directors also adopted procedures allowing interested parties (i) to submit accounting and auditing complaints to us and (ii) to communicate directly with the Chairman, who presides all non-management director sessions. These procedures are also described on our website at www.cn.ca/cngovernance. The Code provides that concerns of employees regarding any potential or real wrongdoing in terms of accounting or auditing matters may be submitted confidentially through CN’s Auditing Hot Line. The Code is available on our website at www.cn.ca/cngovernance and has been filed with the Canadian and U.S. securities regulatory authorities.

Independence of Directors

The Company’s Board is led by a non-executive Chairman since its privatisation in 1995 and we believe that the separation of the positions of CEO and Chairman contributes to allowing the Board to function independently of management. The Corporate Governance Manual describes the responsibilities of the Chairman. To better align the interests of the board of directors with those of our shareholders, the substantial majority of the nominees for election to the board of directors are independent. Of the 15 nominees, only Mr. Harrison, the President and Chief Executive Officer of the Company, is an officer of the Company. Of the remaining 14 nominees, 13 are considered “independent” and one, Mrs. Kempston Darkes being a senior executive of a major customer of the Company, is considered “not independent” of the Company. In determining whether a director is an “independent” director, the board of directors applies the standards developed by the Canadian securities regulatory authorities and the New York Stock Exchange and the additional standards adopted by the board of directors. These standards are set out in Schedule D to this Information Circular and in CN’s Corporate Governance Manual which is available on our website at www.cn.ca/cngovernance.

Election of Directors

The board of directors has adopted a policy, which is now part of our Corporate Governance Manual, to the effect that a nominee for election as a director of the Company who receives a greater number of votes “withheld” than votes “for”, with respect to the election of directors by shareholders, will be expected to offer to tender his or her resignation to the Chairman promptly following the meeting of shareholders at which the director is elected. The Corporate Governance and Nominating Committee will consider such offer and make a recommendation to the board of directors whether to accept it or not. The board of directors will make its decision and announce it in a press release within 90 days following the meeting of shareholders. The director who offered to tender his or her resignation should not be part of any committee or board of directors deliberations pertaining to the resignation offer. This policy only applies in circumstances involving an uncontested election of directors. An “uncontested election of directors” means that the number of director nominees is the same as the number of directors to be elected to the board and that no proxy material is circulated in support of one or more nominees who are not part of the candidates supported by the board of directors.

Committees of the Board

Given our size, the nature and geographical scope of our activities and the great number of laws and regulations to which we are subject, the board of directors has subdivided its supervision mandate into six areas and has established committees that have certain responsibilities for such areas. These committees are the Audit Committee, the Finance Committee, the Corporate Governance and Nominating Committee, the Human Resources and Compensation Committee, the Environment, Safety and Security Committee and the Strategic Planning Committee and their charters are available as part of CN’s Corporate Governance Manual on our website at www.cn.ca/cngovernance. The board of directors also established the Investment Committee of CN’s Pension Trust Funds which is a mixed committee composed of members of the board of directors as well as officers of the Company. All committees report to the board of directors and, subject to certain limited exceptions, there are no standing delegations of the board of directors’ decision-making authority to committees.

The following is a brief summary of the mandate of each committee of the board of directors.

  The Audit Committee has the responsibility of overseeing the Company’s financial reporting, monitoring risk management, internal controls and internal and external auditors. As part of these responsibilities, the Audit Committee reviews the annual and quarterly financial statements, financial information contained in the Annual Information Form and other reports and documents requiring Board approval and the annual external auditors’ report and recommends the retention and, if appropriate, the removal of the Company’s external auditors. It also approves all audit and audit-related services and pre-approves all permitted non-audit services provided by the external auditors.

  The Finance Committee has the responsibility of overseeing the Company’s financial policies, reviewing financings and authorizing, approving and recommending certain financial activities. As part of these responsibilities, the Finance Committee provides oversight with respect to our capital structure, cash flows and key financial ratios, reviews the opportunities and parameters for debt or equity financing, reviews financing documents and, within the scope of its authority levels established by the Board, authorizes the borrowing of money, the issuing of debt securities or the engaging in other forms of financing. This Committee was created in April 2005 as a result of the division of the former Audit, Finance and Risk Committee into two separate Committees.

  The Corporate Governance and Nominating Committee has the responsibility of monitoring the composition of the board of directors and its committees and overseeing corporate governance matters. As part of these responsibilities, the Corporate Governance and Nominating Committee develops, reviews and monitors criteria for selecting directors, including required or desired competencies and skills to improve the board of directors and, in consultation with the board chair, identifies candidates qualified to become board members. This Committee reviews the corporate governance guidelines applicable to the Company, recommends any change that should be made thereto and monitors the disclosure of its practices.

  The Human Resources and Compensation Committee has the responsibility of monitoring executive management’s performance assessment and succession planning, including ensuring that appropriate mechanisms are in place regarding the succession planning for the position of President and Chief Executive Officer and reviewing the evaluation of executive management’s performance and recommending to the board of directors executive management’s compensation. This Committee also has the mandate to review human resources practices by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality of personnel required to meet its business objectives.

  The Environment, Safety and Security Committee has the responsibility of overseeing the development and implementation of environmental, safety and security policies, procedures and guidelines, assessing corporate, environmental, safety and security practices, and reviewing the Company’s business plan to ascertain whether environmental, safety and security issues are adequately taken into consideration.

  The Strategic Planning Committee focuses on financial and strategic issues, including the review of the key assumptions underlying the Company’s business plan. It also reviews, with the President and Chief Executive Officer and other appropriate executive officers, the Company’s business plan and capital budget prior to their formal approval by the board of directors.

  The Investment Committee of CN’s Pension Trust Funds, which is a mixed committee composed of directors and officers, has the responsibility, amongst other things, of reviewing the activities of the Investment Division, advising the Investment Division on investment of assets of CN’s Pension Trust Funds and approving certain of the investments made by CN’s Pension Trust Funds.

Board and Committee Meetings

The board chair, in collaboration with the Corporate Secretary, has the responsibility of establishing a schedule for the meetings of the board of directors and its committees. During such process, the Corporate Secretary, in collaboration with the committee chairs and the appropriate executive officers, establishes committee working plans for the year. We believe that proceeding in this manner helps in the preparation of in-depth presentations conducive to meaningful information sessions and discussions while allowing management to plan ahead. If during the course of the year events or circumstances require board or committee action or consideration, additional meetings are called. The total number of meetings held during the course of 2005 by the board of directors and each of its committees is set out in the section entitled “Nominees for Election to the Board – Board and Committee Attendance” in this Information Circular.

Communication regularly takes place between the board chair and the President and Chief Executive Officer and, through the Office of the Corporate Secretary, between executive officers having responsibilities for matters placed under the supervision of particular committees and the chairs of such committees. This open communication ensures that all meaningful information concerning the affairs and progress of the Company are transmitted to those members of the board of directors or committees having special supervisory responsibilities.

Board Performance Assessment

The board of directors has implemented, and reviews, from time to time, a process to annually assess its effectiveness, the effectiveness of its committees, the board chair, the committee chairs and individual directors. This process is under the supervision of the Corporate Governance and Nominating Committee and the board chair and is comprised of the following steps:

  The following questionnaires are prepared by the Office of the Corporate Secretary and approved by the Corporate Governance and Nominating Committee and the board chair, taking into account current issues, the findings of previous years and input from the board of directors:

    board and committee performance evaluation questionnaires, including a self-assessment by individual directors;
    a board chair evaluation questionnaire; and
    committee chair evaluation questionnaires.

  Each questionnaire is then sent to every director and a complete set of the responses is forwarded to the board chair, except for the responses to the board chair evaluation questionnaires, which are forwarded directly to each of the chairs of the Audit Committee and the Human Resources and Compensation Committee.

  Following receipt of the completed questionnaires, the board chair contacts every director to discuss the answers received from and in respect of such director and any comments to the questionnaires which the director may have. One of the Audit Committee or Human Resources and Compensation Committee chairs also discusses individually with each director his or her responses and comments on the board chair evaluation questionnaire.

  Reports are then made by the board chair and the Audit Committee and Human Resources and Compensation Committee chairs to the board of directors, with suggestions to improve the effectiveness of the board of directors, board committees, board and committee chairs and separately to individual directors in respect of their personal performance.

In addition to the above-mentioned process, the board may, from time to time, hire an independent advisor to assess or assist the board of directors in independently assessing the performance of the board of directors, board committees, board and committee chairs and individual directors.

At the end of 2004, the Corporate Governance and Nominating Committee and the board carried out an individual director peer assessment with the assistance of an independent advisor. This year, no such assessment was deemed necessary given the fact that one was carried out in 2004. However, the Corporate Governance and Nominating Committee will reconsider on an annual basis the appropriateness of conducting another peer assessment. In 2004, the process involved peer assessment questionnaires which were completed by each director and forwarded directly and confidentially to the advisor. Responses were then consolidated in an individual director report and distributed by the advisor directly to each director, as well as to the board chair, and a report was made by the board chair to the board of directors.

Board Succession Planning

In consultation with the board chair, the Corporate Governance and Nominating Committee annually reviews the credentials of nominees for election or reelection as members of the board of directors. It considers their qualifications under applicable law, the validity of the credentials underlying the appointment of each nominee, and, for nominees who are already directors of the Company, an evaluation of their effectiveness and performance as members of the board of directors, including their attendance at board and committee meetings. In proposing the list of board nominees, the board of directors is guided by the process described in our Corporate Governance Manual, which is posted on our website at www.cn.ca/cngovernance. As part of the process, the board chair, in consultation with the Corporate Governance and Nominating Committee, develops a competency matrix based on knowledge areas, types of expertise and geographical representation and identifies any gaps to be addressed in the director nomination process.

Audit Committee Disclosure

Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) of the Canadian securities regulatory authorities requires issuers to include the charter of its Audit Committee and disclose information with respect to the composition, education and experience of the members of their audit committees, as well as all fees paid to external auditors in their annual information form. However, since an issuer’s information circular is more widely disseminated than is its annual information form, we have decided to present such required disclosure with respect to our Audit Committee in this Information Circular and to incorporate this information by reference into our annual information form. We have disclosed how we comply with the requirements regarding composition and responsibilities in Schedule A and have attached the charter of our Audit Committee as Schedule C to this Information Circular. Our charter is also accessible on our website at www.cn.ca/cngovernance.

Composition of the Audit Committee

The Audit Committee is composed of six “independent” directors, namely, Robert Pace, chair of the Committee, Michael R. Armellino, A. Charles Baillie, Hugh J. Bolton, Purdy Crawford and Denis Losier.

Education and Relevant Experience of the Audit Committee Members

The board of directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the committee has been determined by the board to be financially literate, as such terms are defined under Canadian and United States securities laws and regulations and the New York Stock Exchange Corporate Governance Standards. The board has made such determination based on the education and experience of each committee member. The following is a description of the education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as a member of the committee:

Mr. Pace is the President and Chief Executive Officer, The Pace Group. Mr. Pace is also a member of the board of directors of Maritime Broadcasting Systems Limited, High Liner Foods Incorporated and is board chair of American Manor Enterprises Inc. Mr. Pace holds an MBA and an LL.B Law Degree from Dalhousie University in Halifax, Nova Scotia, and has more than 20 years of business experience.

Mr. Armellino is a Retired Partner, The Goldman Sachs Group, LP. From 1991 to 1994, Mr. Armellino was chair and Chief Executive Officer of Goldman Sachs Asset Management. Prior to 1991, he had held various positions at Goldman, Sachs & Co., including those of senior transportation analyst and Partner in Charge of Research. He is a Chartered Financial Analyst. Mr. Armellino holds an MBA in finance from the Stern School of Business (New York University), New York and has more than 25 years of experience as a securities analyst.

Mr. Baillie retired as chair of The Toronto-Dominion Bank in April 2003, and as Chief Executive Officer of the bank in December 2002. Mr. Baillie is a director of Dana Corporation and director and member of the audit committee of Telus Corporation. He is also a director and chair of the audit committee of George Weston Limited. Mr. Baillie earned an MBA from Harvard Business School.

Mr. Bolton is the chair of the board of directors of EPCOR Utilities Inc. and the Lead Director of Matrikon Inc. Mr. Bolton is a director and chair of the audit committee of Teck Cominco Limited and of The Toronto-Dominion Bank. He is also a director and member of the audit committee of WestJet Airlines Ltd. From 1991 to 1997, Mr. Bolton was chair and Chief Executive Partner of Coopers & Lybrand Canada (now PricewaterhouseCoopers). Mr. Bolton was a partner of Coopers & Lybrand for 34 years and a public accountant and auditor with that firm for 40 years. He is a fellow of the Alberta Institute of Chartered Accountants. He holds an undergraduate degree of economics from the University of Alberta. Mr. Bolton is a member of 4 audit committees including CN. The Board has determined that such service in no way impaired Mr. Bolton’s ability to effectively serve on the Audit Committee of the Company.

Mr. Crawford is counsel, Osler, Hoskin & Harcourt LLP. Mr. Crawford also served as Chief Executive Officer of Imasco Limited from 1985 to 1995. Mr. Crawford is a member of the board of several public companies, both in Canada and the United States. Mr. Crawford is the chair of the audit committee of Foot Locker, Inc., and a member of the audit committee of Seamark Asset Management Ltd. He is the Chairman of the Board of Trustees of the Clearwater Seafoods Income Fund. Mr. Crawford holds an LL.B from Dalhousie Law School and an LL.M from Harvard Law School.

Mr. Losier is President and Chief Executive Officer, Assumption Life. Mr. Losier held various cabinet level positions with the government of the Province of New Brunswick, from 1989 to 1994. He is a director of Corporate Communications Limited, Enbridge Gas New Brunswick Limited Partnership and NAV CANADA. Mr. Losier holds a Masters of Economics from the University of Western Ontario.

Report of the Audit Committee

The Audit Committee monitors the quality and integrity of the accounting and financial reporting process, and systems of internal control, through discussions with management, the external auditors and the internal auditors. The Audit Committee is responsible for reviewing annual and quarterly financial statements as well as MD&A disclosures and earnings press releases prior to their disclosure. The Audit Committee is also responsible for reviewing the compliance of management certification of financial reports with applicable legislation.

The Audit Committee has reviewed and discussed the audited consolidated financial statements of the Company for the year ended December 31, 2005, with management; discussed with the independent external auditors the matters requiring discussion under professional auditing guidelines and standards in Canada and the United States, including a discussion on the quality and not just the acceptability of CN’s accounting principles; and received the written disclosures from the independent external auditors recommended by the Canadian Institute of Chartered Accountants and the Independence Standards Board in the United States; and discussed with the external auditors as to any relationship or services that may impact their objectivity or independence. Based on these reviews and discussions, the Audit Committee recommended to the board of directors that the audited consolidated financial statements of the Company for the year ended December 31, 2005, be included in the annual report to shareholders and recommends to the shareholders that KPMG LLP be reappointed as independent external auditors by the shareholders.

The Audit Committee met 6 times in 2005. During these meetings, the Audit Committee regularly met with the chief internal auditor, without management present and reviewed the internal audit plan. The committee’s charter is set out in Schedule C to this Information Circular.

Submitted by the Audit Committee of the board of directors:

Robert Pace, chair
Michael R. Armellino
A. Charles Baillie
Hugh J. Bolton
Purdy Crawford
Denis Losier

Auditors Fees

KPMG LLP has served as the Company’s auditors since 1992. For the years ended December 31, 2005 and 2004, the fees for audit, audit-related, tax and other services provided to the Company by KPMG LLP were the following:

Fees	2005 (CAD$)	2004 (CAD$)
Audit	2,750,000	2,883,805
Audit-Related	190,000	271,517
Tax	578,641	700,733
Other	275,000	275,000
Total Fees	3,793,641	4,131,055

Pursuant to the terms of its charter, the Audit Committee approves all audit and audit-related services, audit engagement fees and terms and all non-audit engagements with the independent auditor. The Audit Committee pre-approved all the services performed by our independent auditors for audit-related and non-audit related services for the year ended December 31, 2005 that were required to be pre-approved.

A discussion of the nature of the services under each category is described below.

Audit fees

Consists of fees incurred for professional services rendered by the auditors in relation to the audit of the Company’s consolidated annual financial statements, those of its subsidiaries and the Company’s pension plan financial statements.

Audit-related fees

Audit-related fees were incurred for attestation services in connection with reports required by statute or regulation and due diligence and other services, including comfort letters, in connection with the issuance of securities.

Tax fees

Consists of fees incurred for consultations on cross-border tax implications for employees and tax compliance.

Other fees

In 2005 and in 2004, the entire amounts were incurred for consultations with respect to the Sarbanes-Oxley Act, Section 404 “Report on Internal Controls.”

The mandate of the Audit Committee, attached as Schedule C to this Information Circular, provides that the Audit Committee determines which non-audit services the external auditors are prohibited from providing, approves audit services and pre-approves permitted non-audit services to be provided by the external auditors. On January 20, 2003, the Audit Committee and the board of directors adopted resolutions prohibiting the Company from engaging KPMG LLP to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to the accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, fairness opinions, or contribution in-kind reports, actuarial services, internal audit outsourcing services, management functions or human resources functions, broker or dealer, investment adviser, or investment banking services and legal services and expert services unrelated to the audit. Pursuant to such resolutions, the Company may engage KPMG LLP to provide non-audit services, including tax services, other than the prohibited services listed above, but only if the services have specifically been pre-approved by the Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

All figures in this Statement of Executive Compensation related to shares, share units and options are shown on a post-split basis and have been restated as necessary to reflect the two-for-one stock split of February 28, 2006 and the three-for-two stock split of February 27, 2004.

Report on Executive Compensation by the Human Resources and Compensation Committee

The Human Resources and Compensation Committee met five times in 2005. This Committee’s charter is available as part of CN’s Corporate Governance Manual on our website at www.cn.ca/cngovernance.

Composition of the Human Resources and Compensation Committee

The Human Resources and Compensation Committee is comprised of nine “independent” directors, namely Purdy Crawford, Chair of the Committee, A. Charles Baillie, Hugh J. Bolton, Gordon D. Giffin, James K. Gray, Edith E. Holiday, Edward C. Lumley, David G.A. McLean and Robert Pace.

During 2005, the membership of the Human Resources and Compensation Committee changed as described in footnote 2 under “Board and Committee Attendance” on page 14.

The Compensation Policy of the Company

The pivotal and continuing theme of the Company’s compensation policy has been to tie remuneration to the financial performance of the Company and the enhancement of shareholder value. This underlies the need to attract, retain and motivate outstanding executive talent in an increasingly visible and competitive environment.

The Company is committed to a compensation policy that drives business performance, is competitive and encourages broad share ownership. The compensation strategy is weighted towards pay-for-performance components.

In determining compensation for senior executives, the Company considers the compensation practices of U.S.-based companies that are comparable in size and with whom the Company competes for executive talent, including Class 1 Railroads for the most senior executives. This competitive information is provided by external consultants retained separately by the Company and the Human Resources and Compensation Committee. With the Company’s outstanding leadership position within the railroad industry, the Human Resources and Compensation Committee and the board of directors seek to position total compensation for the Company’s executives, when aggressively set goals are achieved, at the first quartile (75th percentile) of that paid by competitors, for positions with equivalent responsibilities and scope.

In an analysis, requested by the Human Resources and Compensation Committee, it was revealed that the actual compensation (including base pay, bonus and other incentive payouts, as well as stock option gains) paid to or earned by executives, over the five-year period ending on December 31, 2005, represented approximately 3% of the approximate US$16 billion aggregate market capitalization increase over the same period. A significant amount forming part of such compensation is still being held by our executives in shares, share units and stock options of the Company.

Compensation is comprised of four main components: base salary, annual incentive, mid-term incentive and long-term incentive. The Human Resources and Compensation Committee annually reviews each component and desired market positioning and makes recommendations based on individual performance, taking into account leadership abilities, retention risk and succession plans.

Base Salary

Base salaries are established according to the criteria set forth above and are benchmarked against median (50th percentile) comparator group practice. Payment of base salary is made in U.S. currency where deemed appropriate.

Annual Incentive

Through the Company’s Annual Incentive Bonus Plan (“AIBP”), a substantial portion of an executive’s annual compensation is linked to the achievement of key financial, business and personal objectives set by the board of directors at the beginning of the year.

Payouts for planned results to be achieved (“Target Payouts”) under the AIBP are set as a percentage of salary (ranging between 50% and 70% for executives, excluding the CEO), which position the Company’s Total Cash Compensation (salary and bonus) between the median and 75th percentile of the comparator group. The minimum payout under the AIBP is zero. The maximum payout under the AIBP is equal to twice the Target Payout.

For the year 2005, the AIBP had the following components:

1.	Financial performance: 70% of the bonus was linked to the achievement of goals that contribute to the organization’s long-term financial growth and profitability. Financial performance is measured against targets set by the board of directors for the year. In 2005, the board of directors assessed the Company’s performance against established targets for revenues, operating income, earnings per share, free cash flow and return on invested capital with no specific weight being attached to each measure. For the year 2005, based on the targets and results hereunder, the board assessed the Company’s financial performance at “far exceed” allowing for a maximum payout under this component.

Corporate Financial Performance - 2005 in millions except per share data
	Corporate Objectives (CAD$)	2005 Results (CAD$)

Revenues	6,785	7,240
Operating Income	2,278	2,624
Earnings per Share	2.33	2.77
Free Cash Flow	835	1,301
Return on Invested Capital	11.0%	13.0%

2.	Individual performance: 30% of the bonus was based on the achievement of personal business-oriented goals linked to financial, operating, safety, customer service, as well as leadership.

In 2005, the average payout for the 18 executive officers was 191% of Target Payout.

Incentive Deferral Plans

The Company introduced in 2002 the Voluntary Incentive Deferral Plan. This plan allows executives and senior management employees to defer up to 100% of their annual bonus and other amounts paid under an eligible incentive plan into deferred share units payable in cash upon retirement or termination of employment. A deferred share unit is equivalent to a common share of the Company and earns dividends, which are re-invested into additional deferred share units, when cash dividends are paid on the Company’s common shares. The amount deferred is converted using an average of the closing share price at the moment of the deferral. The election to receive eligible incentive payments in deferred share units is no longer available to a participant when the value of the participant’s vested deferred share units account is sufficient to meet the Company’s stock ownership guidelines.

The Company also credits a company match equal to 25% of the number of deferred share units. These company-matched deferred share units vest over a period of four years (25% per year).

The payout of the deferred share units is established based on an average share price upon retirement or termination date and includes the vested company matched deferred share units as well as accrued notional dividends over the deferral period.

Certain executives hold deferred share units, payable upon retirement or termination date, which vested in January 2001 in accordance with past awards made under the Senior Executive Bonus Share Plan. No additional award may be made under this plan. A limited number of U.S. Senior Management employees also participate in the Senior Management Deferred Compensation Plan, which permits the deferral of up to 50% of salary and up to 100% of bonus. Amounts deferred are payable upon termination or retirement. When payable upon termination, they are credited with notional interest rate (based on long-term interest rates on U.S. Treasury Notes). Upon eligible retirement, the credited rate is upgraded by 20%. This plan is closed to new participants.

Mid-Term Incentive Plan

The board of directors approved in 2001 the Mid-Term Incentive Share Unit Plan. The one-time performance-based share unit awards vested based on the highest 20-trading day moving average share price in the first half of 2004 and was paid out effective June 30, 2004. Under the Plan, half the grant vested based on the Canadian stock price performance and the other half vested based on the U.S. stock price performance. On June 30, 2004, upon the partial attainment of blended goals, the final vesting ratio was established at 60.9% of the share units awarded based on a 20-day closing average stock price of CAD$28.155 on the TSX and US$20.79 on the NYSE, both attained in the first half of 2004. Following the payout all outstanding units under the plan were forfeited. The plan is now terminated.

Vision 2008 Share Units Plan

To further strengthen the link between compensation and superior performance, the board of directors approved in 2005 the Vision 2008 Share Units Plan with a four-year term to December 31, 2008, entitling designated executives and senior management employees to receive a cash payout in January 2009. Under the award agreements, half of this one-time performance-based share unit award will vest based on the Canadian stock price performance and the other half vests based on the U.S. stock price performance. Payout between 0% and 100% is based on the highest 20-day average share price for the period between July 1 and December 31, 2008. The award payout is also conditional on the Company meeting a minimum 20-day average share price on December 31, 2008 and a minimum average return on investment for the 4-year period. The award granted in 2005 represented approximately 9% of base salary for executive officers, on a discounted value basis.

Long-Term Incentive

The Company relies on long-term incentive vehicles (such as stock options and restricted share units) to align management interest with shareholder value growth as well as to provide retention of key talent. Grant ranges are established independently each year to provide approximately 75th percentile of long-term incentive value provided by the comparator group, with significant recognition of individual contribution and potential in the individual awards. Grants are generally awarded at the beginning of each year or upon promotion.

In 2005, the board of directors considered a number of factors to reassess the Company’s long-term incentive strategy. Factors under consideration included the balance between long-term value creation and shareholder wealth protection, executive ownership position against stock option holdings, executive retention risk, as well as the tax impact and the dilution impact of different long-term incentive vehicles. Following this review, the board of directors elected to grant a combination of stock options and restricted share units of approximately equal value, to designated executive and senior management employees in 2005. The award granted in 2005 represented approximately 161% of base salary for executive officers, on a discounted value basis.

The restricted share units granted by the Company are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the plan period and to the Company’s share price during the last three months of the period. The restricted share units granted in 2004 carried a provision that, if specified targets related to the 20-day average share price were attained during any period ending on or after December 31, 2005, payout would be accelerated at such time. These targets having been met, payout was made effective December 31, 2005. The restricted share units granted in 2005 did not carry any acceleration provision.

Stock options granted by the Company in the past include conventional options, which vest over a period of time, performance options which vest upon the attainment of financial targets, and performance-accelerated options for which vesting may be accelerated if certain financial targets are met. In 2005, grants were of conventional options, which vest over 4 years, 25% at each anniversary, and have a term of ten years. Grants were made in the currency of the recipient’s salary.

Stock Ownership

Stock ownership by executives has been further encouraged through the introduction of share ownership guidelines that require a minimum level of ownership of common shares of CN set as a percentage of salary to be achieved over a five-year period. In 2002, the application of the guidelines was broadened to include a total of approximately 175 executives and senior management employees with requirements to own common shares of CN in value at least equal to four times his salary for the President and Chief Executive Officer, three times their salary for executive and senior vice-presidents, one and one half or two times their salary for the vice-presidents and one times their salary for other senior management employees of the Company. As of February 28, 2006, all 18 executive officers had met their guidelines. In accordance with CN’s Insider Trading policy, no directors, officers or employees can engage in hedging activities on CN stock.

Chief Executive Officer Compensation

The President and Chief Executive Officer’s annual compensation is recommended by the Human Resources and Compensation Committee and approved by independent members of the board of directors. Pursuant to his Agreement, Mr. Harrison’s base salary was established at US$1,375,000 for 2005 and Annual Incentive Bonus Plan target payout of 140% of base salary with a maximum payout of 280% of base salary, in line with the Company’s compensation philosophy.

The individual performance of the President and Chief Executive Officer is measured against the goals, objectives and standards approved annually by the Human Resources and Compensation Committee. The goals include both financial and non-financial dimensions, covering performance in the following areas: financial performance; safety; marketing; customer service; operations; human resources management; strategic planning; and corporate governance.

Based on a review of the foregoing, the Human Resources and Compensation Committee rates the performance of the President and Chief Executive Officer as part of his performance review and recommends to the board of directors his compensation based on his and the Company’s performance. For 2005, in light of the Company’s strong financial and other achievements, the Committee has assessed Mr. Harrison’s individual performance as having far exceeded expectations and hence the independent members of the Board approved a bonus at the maximum level under the Annual Incentive Bonus Plan.

In 2005, Mr. Harrison received a grant of 160,000 restricted share units and 250,000 stock options, as part of the annual long-term incentive awards to executives, the value of which was established within the Company’s long-term incentive compensation policy. Mr. Harrison also received 184,000 units under the Vision 2008 Share Units Plan.

The Human Resources and Compensation Committee establishes the compensation of the President and Chief Executive Officer and other executives in line with the Company’s compensation policy, on the basis of the expected value provided by each award at the time of the grant. The expected value of each long-term incentive award is determined using various models and assumptions, upon the advice of external consultants retained by the Company and by the Human Resources and Compensation Committee. These models generally use assumptions related to the discounted value of the award’s future payout, the probability and amount of payout and other assumptions as required. This approach is typically used by companies to establish and assess the competitiveness of executive compensation because it better reflects the expected value of the compensation awarded to an executive in a particular year.

The following table provides a summary of the total compensation value for Mr. Harrison, as established by the Human Resources and Compensation Committee, for 2005 and for the two preceding years.

E. Hunter Harrison

	2005 (US$)	2004 (US$)	2003 (US$)

Base salary	1,375,000	1,250,000	1,100,000

Bonus	3,850,000	3,500,000	1,430,000

Other annual
compensation(1)	536,456	1,162,823	50,001

Value of restricted share
units under the annual	2,313,000	3,626,000	—
grant(2)

Value of stock options
under the annual grant(3)	1,763,000	—	4,294,000

Value of Vision 2008
one-time grant allocated	201,000	—	—
to 2005(4)

Value of 2001 Mid-Term
one-time grant allocated	—	—	155,000
to 2003(5)

Value of 81,000
restricted share units
pursuant to the 2004
CEO Employment	1,409,000	1,409,000	—
Agreement allocated to
each of 2004 and
2005(6)

Value of defined
contribution pension	875,168	550,823	263,250
plans accrued(1)

Value of defined benefit
pension plans accrued(7)	1,057,000	1,022,000	921,000

Value of benefits
accrued on amounts	—	—	—
deferred

Total compensation	13,379,624	12,520,646	8,213,251

(1)	Detailed information on these amounts is presented in the “Summary Compensation Table”.

(2)	Represents the expected value, at time of grant, of the restricted share units granted. The estimated expected value published in our 2005 circular was recalculated using a new methodology subsequently recommended by the external consultants. See “Long-Term Incentive Plan — Awards in the Last Financial Year” for details of the 2005 grant.

(3)	Represents the expected value, at time of grant, of the stock options granted. See “Stock Options Granted to Named Executive Officers During the Last Financial Year” for details of the 2005 grant.

(4)	To reflect the Plan period, the amount represents one fourth of the expected value, at time of grant, of the Vision 2008 share units granted in 2005. See “Long-Term Incentive Plan – Awards in the Last Financial Year” for details.

(5)	To reflect the Plan period, the amount represents one third of the expected value, at time of grant, of the Mid-term units granted in 2001.

(6)	To reflect the Plan period, the amount represents one fifth of the 405,000 restricted share units granted to the CEO in 2004. The estimated expected value of US$7,265,000, at time of grant, published in our 2005 circular was recalculated to US$7,045,000 using a new methodology subsequently recommended by the external consultants. See footnote (8) of “Summary Compensation Table”.

(7)	The estimated value is the service cost of the benefits accrued during the calendar year.

In 2006, Mr. Harrison’s base salary was increased to US$1,500,000 and his target and maximum payout under the Annual Incentive Bonus Plan were maintained at 140% and 280% respectively. On January 27, 2006, Mr. Harrison received awards of 162,000 units under the Restricted Share Units Plan and 190,000 options under the Management Long-Term Incentive Plan. Awards made in 2006 carry similar conditions to the 2005 awards, (see “Long-Term Incentive Plan – Awards in the Last Financial Year”) except for restricted share units which carry a minimum and maximum payout of, respectively, 50% and 150% (80% and 120% for 2005).

Total Compensation for other Named Executive Officers

The following tables provide a summary of the total compensation value for 2005 and for the two preceding years for the remaining Named Executive Officers as defined under the “Officers’ Remuneration” section.

Claude Mongeau				James M. Foote

	2005 (US$)	2004 (US$)	2003 (US$)		2005 (US$)	2004 (US$)	2003 (US$)

Base salary	489,000	475,000	446,000	Base salary	489,000	475,000	446,000

Bonus	658,900	652,500	346,200	Bonus	658,900	652,500	346,200

Other annual compensation(1)	—	—	—	Other annual compensation(1)	16,432	15,430	14,107

Value of restricted share units				Value of restricted share units
under the annual grant(2)	578,000	1,057,000	—	under the annual grant(2)	578,000	1,057,000	—

Value of stock options under				Value of stock options under
the annual grant(3)	564,000	—	1,288,000	the annual grant(3)	564,000	—	1,288,000

Value of Vision 2008 one-time				Value of Vision 2008 one-time
grant allocated to 2005(4)	50,000	—	—	grant allocated to 2005(4)	50,000	—	—

Value of 2001 Mid-Term one-				Value of 2001 Mid-Term one-
time grant allocated to 2003(5)	—	—	58,000	time grant allocated to 2003(5)	—	—	54,000

Value of defined contribution				Value of defined contribution
pension plans accrued	—	—	—	pension plans accrued(1)	6,300	6,150	6,000

Value of defined benefit				Value of defined benefit
pension plans accrued(6)	146,000	120,000	105,000	pension plans accrued(6)	146,000	129,000	106,000

Value of benefits accrued on				Value of benefits accrued on
amounts deferred(7)	903,788	214,442	3,355	amounts deferred(7)	1,466,177	243,770	22,500

Total compensation	3,389,688	2,518,942	2,246,555	Total compensation	3,974,809	2,578,850	2,282,807

Ed L. Harris				Sean Finn

	2005 (US$)	2004 (US$)	2003 (US$)		2005 (US$)	2004 (US$)	2003 (US$)

Base salary	389,000	324,000	299,000	Base salary	343,000	305,000	262,500

Bonus	507,700	381,700	203,600	Bonus	409,100	380,100	185,500

Other annual compensation(1)	8,461	7,425	38,260	Other annual compensation(1)	—	—	—

Value of restricted share units				Value of restricted share units
under the annual grant(2)	540,000	423,000	—	under the annual grant(2)	231,000	363,000	—

Value of stock options under				Value of stock options under
the annual grant(3)	527,000	—	513,000	the annual grant(3)	226,000	—	513,000

Value of Vision 2008 one-time				Value of Vision 2008 one-time
grant allocated to 2005(4)	46,000	—	—	grant allocated to 2005(4)	20,000	—	—

Value of 2001 Mid-Term one-				Value of 2001 Mid-Term one-
time grant allocated to 2003(5)	—	—	39,000	time grant allocated to 2003(5)	—	—	29,000

Value of defined contribution				Value of defined contribution
pension plans accrued(1)	12,732	10,890	11,131	pension plans accrued(1)	—	—	—

Value of defined benefit				Value of defined benefit
pension plans accrued(6)	13,000	12,000	11,000	pension plans accrued(6)	99,000	71,000	59,000

Value of benefits accrued on				Value of benefits accrued on
amounts deferred(7)	557,580	121,419	—	amounts deferred(7)	—	—	—

Total compensation	2,601,473	1,280,434	1,114,991	Total compensation	1,328,100	1,119,100	1,049,000

(1)	Detailed information on these amounts is presented in the “Summary Compensation Table”.

(2)	Represents the expected value, at time of grant, of the restricted share units granted. See “Long-Term Incentive Plan — Awards in the Last Financial Year” for details of the 2005 grants.

(3)	Represents the expected value, at time of grant, of the stock options granted. See “Stock Options Granted to Named Executive Officers During the Last Financial Year” for details of the 2005 grants.

(4)	To reflect the Plan period, the amount represents one fourth of the expected value, at the time of grant, of the Vision 2008 share units granted in 2005. See “Long- Term Incentive Plan – Awards in the Last Financial Year” for details of the 2005 grants.

(5)	To reflect the Plan period, the amount represents one third of the expected value, at the time of grant, of the Mid-term units granted in 2001.

(6)	The estimated value is the service cost of the benefits accrued during the calendar year. These amounts exclude the employee’s contributions, if any.

(7)	Includes dividend equivalent amounts earned under the Voluntary Incentive Deferral Plan and Senior Executive Bonus Share Plan, and above-market interest rate credited on amounts deferred under the Senior Management Deferred Compensation Plan. Also includes the Company match on deferrals made under the Voluntary Incentive Deferral Plan.

Executive Compensation Consultants

The Company retains various executive consulting firms to assist in determining compensation for directors and officers. In 2005, the Company retained the services of Towers Perrin and Hay Group to provide market information, surveys and trends, as well as expert external opinions on various executive compensation proposals. The Human Resources and Compensation Committee also independently retains, from time to time, the services of Mercer Human Resources Consulting and Watson Wyatt to provide advice on compensation proposals that are presented for Committee approval. Towers Perrin, Mercer Human Resources Consulting and Watson Wyatt also provide pension and benefits consulting services to the Company.

Submitted on March 7, 2006, by the Human
Resources and Compensation Committee of the board
of directors:

Purdy Crawford (Chair)
A. Charles Baillie
Hugh J. Bolton
Gordon D. Giffin
James K. Gray
Edith E. Holiday
Edward C. Lumley
David G.A. McLean
Robert Pace

Officers’ Remuneration

Compensation of Named Executive Officers of the Company

The following table sets forth the annual compensation for the President and Chief Executive Officer, the Executive Vice President and Chief Financial Officer and for each of the other three most highly compensated executive officers of the Company (together, the “Named Executive Officers”) for the year ended December 31, 2005, and for each of the two preceding years.

Summary Compensation Table(1)

Name and Principal Position(2)	Year	Annual Compensation			Long-Term Compensation

					Awards		Payouts

		Salary (US$)	Bonus(4) (US$)	Other Annual Compensation(5) (US$)	Securities Under Options/SARs Granted (#)	Shares or Units subject to Resale Restrictions(7) (US$)	Long-Term Incentive Plan Payouts(4) (US$)	All Other Compensation (US$)

E. Hunter Harrison	2005	1,375,000	3,850,000	536,456(6)	250,000	Nil	17,275,680(9)	875,168(11)
President and Chief	2004	1,250,000	3,500,000	1,162,823(6)	Nil	8,100,000 (8)	1,592,779(10)	550,823(11)
Executive Officer	2003	1,100,000	1,430,000	50,001	1,080,000	Nil	Nil	263,250(11)

Claude Mongeau	2005	489,000	658,900	Nil	80,000	Nil	5,038,740(9)	903,788(12)
Executive Vice-	2004	475,000	652,500	Nil	Nil	Nil	597,292(10)	214,442(12)
President and Chief	2003	446,000	346,200	Nil	324,000	Nil	Nil	3,355(12)
Financial Officer

James M. Foote	2005	489,000	658,900	16,432	80,000	Nil	5,038,740(9)	1,472,477(11)(12)
Executive Vice-	2004	475,000	652,500	15,430	Nil	Nil	557,473(10)	249,920(11)(12)
President, Sales and	2003	446,000	346,200	14,107	324,000	Nil	Nil	28,500(11)(12)
Marketing

Ed L. Harris	2005	389,000	507,700	8,461	72,000	Nil	2,015,496(9)	570,312(11)(12)
Executive Vice-	2004	324,000(3)	381,700	7,425	Nil	Nil	398,195(10)	132,309(11)(12)
President,	2003	299,000(3)	203,600(3)	38,260	129,000	Nil	Nil	11,131(11)
Operations

Sean Finn	2005	343,000	409,100	Nil	32,000	Nil	1,727,568(9)	Nil
Senior Vice-President	2004	305,000	380,100	Nil	Nil	Nil	298,646(10)	Nil
Public Affairs, Chief	2003	262,500	185,500	Nil	129,000	Nil	Nil	Nil
Legal Officer and
Corporate Secretary

(1)	Payments made in Canadian currency were converted using average rates of exchange of 1.2116, 1.3015 and 1.4015 respectively, for the years 2005, 2004 and 2003.

(2)	Mr. Harris was appointed Executive Vice-President, Operations effective March 7, 2005.

(3)	Amounts shown include salary or bonus deferrals whereby Mr. Harris elected to defer a portion of his salary (US$14,803 in 2004 and US$59,239 in 2003) and a portion of his bonus (US$61,080 in 2003) into the Company’s Senior Management Deferred Compensation Plan. This plan is closed to new participants (see “Incentive Deferral Plans”).

(4)	Amounts shown in the Bonus (see “Annual Incentive”) or Long-Term Incentive Plan Payouts columns include deferrals made under the Voluntary Incentive Deferral Plan whereby all or a portion of the bonus and/or of the long term incentive payout is received in the form of deferred share units payable in cash upon retirement or termination of employment (see “Incentive Deferral Plans”). The following table displays the amounts deferred and the corresponding number of deferred share units under the Plan.

Amounts Deferred

	Unit price (US$)	Claude Mongeau	James M. Foote	Ed L. Harris

2005 Bonus	40.985	Nil	Nil	US$253,850
				(6,194 units)

2004 Bonus	28.615	US$456,750	US$652,500	US$190,850
		(15,962 units)	(22,803 units)	(6,670 units)

2003 Bonus	20.79	US$207,720	US$346,200	US$61,080
		(9,991 units)	(16,652 units)	(2,938 units)

2005 Long-	39.99	US$3,023,244	US$5,038,740	US$1,967,124
Term Incentive		(75,600 units)	(126,000 units)	(49,190 units)

2004 Long-	21.795	US$597,292	US$557,473	US$392,421
Term Incentive		(27,405 units)	(25,578 units)	(18,005 units)

2003 Long-	—	Nil	Nil	Nil
Term Incentive

(5)	Includes the value of perquisites, other personal benefits and other compensation (as applicable), such as imputed interest on loans, tax gross-up or tax protection so that net income after taxes is not less than it would have been in the U.S. Aggregate perquisites and other personal benefits that are less than CAD$50,000 and 10% of the total of the annual salary and bonus for any of the Named Executive Officers, are not included in this column.

(6)	For 2005, amounts include personal use of the Company’s aircraft valued at US$388,675, club membership fees for an amount of US$40,790 and tax gross-up for an amount of US$97,179. It is the Company’s policy to require the CEO to use company aircraft for personal as well as for business use. For 2004, amounts include US$33,946 for club membership fees and the forgiveness of a US$653,250 interest-free loan and tax gross-up in the amount of US$451,342. A loan in the amount of US$653,250 was forgiven on June 30, 2004 pursuant to Mr. Harrison’s employment agreement (see “Employment Contracts/Arrangements”), including tax gross-up. This loan relates to the payment by the Company of tax liability following the forgiveness of a US$1,500,000 loan on March 30, 2001, pursuant to Mr. Harrison’s employment agreement.

(7)	Awards of performance-based restricted share units under the annual long-term incentive grants and under the Vision 2008 Share Units Plan are reported in the Long-Term Incentive Plan – Awards in the Last Financial Year table on page 29.

(8)	Mr. Harrison was awarded 405,000 restricted share units on April 22, 2004 pursuant to the terms of his employment agreement. The award value of US$8,100,000 was established based on a share price of US$20.00 on the day of the grant. This award vests and is paid out as to 20% per year starting on December 31, 2004, and is not eligible to receive dividends or dividend equivalents. On December 31, 2005, Mr. Harrison held 243,000 restricted share units (following the payout of 81,000 units vesting on that date) for a value of US$9,718,785, based on a December 31, 2005 share price of US$39.995 (these amounts are exclusive of performance-based restricted share units reported in the Long-Term Incentive Plan – Awards in the Last Financial Year table).

(9)	Performance-based restricted share units were awarded in 2004 under the Restricted Share Units Plan. This award payout was accelerated when specified targets related to the Company’s 20-day average share price were attained during the period ending on December 31, 2005. Payout was increased to its maximum allowable amount under the plan (120% of the grant). Amounts shown include deferrals made under the Voluntary Incentive Deferral Plan (see details of deferrals under note 4).

(10)	Share units were awarded in 2001 under the Mid-Term Incentive Share Unit Plan (see “Mid-Term Incentive Plan”), of which 60.9% vested on June 30, 2004. The share units were paid out to participants in the form of cash, shares and/or deferred share units. The value of the share units shown in the table is based on the closing price of the common shares on June 30, 2004 (US$21.795 per share). Amounts shown include deferrals made under the Voluntary Incentive Deferral Plan (see details of deferrals under note 4).

(11)	Includes Illinois Central Corporation contributions to a 401(k) plan, amounts accrued under an executive account balance and under an excess benefit plan as well as Illinois Central Corporation contributions to a defined contribution plan.

(12)	Includes dividend equivalent amounts earned under the Voluntary Incentive Deferral Plan and Senior Executive Bonus Share Plan, and above-market interest rate credited on amounts deferred under the Senior Management Deferred Compensation Plan. Also includes the company match on deferrals made under the Voluntary Incentive Deferral Plan as shown in the table below.

Company Match on Amounts Deferred

	Claude Mongeau US$	James M. Foote US$	Ed L. Harris US$
2005	869,999	1,422,810	539,494
2004	201,253	225,918	113,375
2003	Nil	22,500	Nil

Long-Term Incentive Plan – Awards in the Last Financial Year

The following table shows information regarding grants of restricted share units made to Named Executive Officers under the Restricted Share Units Plan and the Vision 2008 Share Units Plan during the financial year ended December 31, 2005. The Restricted Share Units Plan was approved by the board of directors at its meeting held on January 27, 2004. The awards under the Restricted Share Units Plan entitle designated executives and senior management employees to receive payout on January 31, 2008 of the value of such units based on the 20-day average share price on December 31, 2007. Payout is subject to the attainment of targets related to return on invested capital, between January 1, 2005 and December 31, 2007, and to the Company’s share price during the three-month period ending December 31, 2007. The awards under the Vision 2008 Share Units Plan, entitle designated executives and senior management employees to receive a cash payout in January 2009. Payout between 0% and 100% is based on the highest 20-day average share price for the period between July 1, 2008 and December 31, 2008. The award payout is also conditional to the Company meeting a minimum 20-day average share price on December 31, 2008 and a minimum average return on investment for the 4-year term of the plan. The award payout will be equal to the number of units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date.

			Estimated Future Payouts under Non-Securities- Price-Based Plans

Name	Securities, Units or Other Rights (#)	Performance or Other Period Until Maturation or Payout	Threshold (#)	Target (#)	Maximum (#)

E. Hunter Harrison	160,000(1)(2)	December 31, 2007	128,000	160,000	192,000
	184,000(1)(3)	December 31, 2008	0	N/A	184,000

Claude Mongeau	40,000(1)(2)	December 31, 2007	32,000	40,000	48,000
	46,000(1)(3)	December 31, 2008	0	N/A	46,000

James M. Foote	40,000(1)(2)	December 31, 2007	32,000	40,000	48,000
	46,000(1)(3)	December 31, 2008	0	N/A	46,000

Ed L. Harris	18,000(1)(2)	December 31, 2007	14,400	18,000	21,600
	21,000(1)(3)	December 31, 2008	0	N/A	21,000
	18,000(2)(4)	December 31, 2007	14,400	18,000	21,600
	21,000(3)(4)	December 31, 2008	0	N/A	21,000

Sean Finn	16,000(1)(2)	December 31, 2007	12,800	16,000	19,200
	18,000(1)(3)	December 31, 2008	0	N/A	18,000

(1)	These awards were made on January 28, 2005 at a closing stock price of US$29.185.

(2)	These awards were made under the Restricted Share Units Plan. Under this Plan, the number of restricted share units paid out will be 80%, 100% and 120% of the grant if return on invested capital reaches, respectively, threshold, target and maximum performance.

(3)	These awards were made under the Vision 2008 Share Units Plan. Under this Plan, there is no payout if the threshold is simply met. Payout between 0% and 100% of the award will be made if the threshold is exceeded and the average return on invested capital threshold is met.

(4)	These awards were made on March 7, 2005 at a closing price of US$31.36.

Stock Options Granted to Named Executive Officers During the Last Financial Year

The following table shows information regarding grants of stock options made to Named Executive Officers during the financial year ended December 31, 2005. See "Management Long-Term Incentive Plan" for a description of such plan.

Name	# of Securities Granted Under Options(1)	% of Total Options Granted to Employees in Financial Year	Exercise Price (US$/Security)	Market Value of Securities Underlying Options on Date of Grant (US$/Security)	Expiry Date

E. Hunter Harrison	250,000	18.4	29.185	29.185	January 28, 2015

Claude Mongeau	80,000	5.9	29.185	29.185	January 28, 2015

James M. Foote	80,000	5.9	29.185	29.185	January 28, 2015

Ed L. Harris	36,000	2.7	29.185	29.185	January 28, 2015
	36,000	2.7	31.36	31.36	March 7, 2015

Sean Finn	32,000	2.4	29.185	29.185	January 28, 2015

(1)	The options granted in 2005 vest over a period of four years following grant, with a quarter of the options per year vesting at each anniversary of the award (see “Management Long-Term Incentive Plan”).

Aggregate Option Exercises During the Last Financial Year and Financial Year-End Option Value

The following table shows information regarding exercises of stock options granted to Named Executive Officers under the Management Stock Option Plan and the Management Long-Term Incentive Plan (and for Mr. Harrison, a grant in 1998 under his employment agreement) during the financial year ended December 31, 2005. See “Management Stock Option Plan” and “Management Long-Term Incentive Plan” below for a description of such plans.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (US$)	Unexercised Options at FY-End (#)		Value of Unexercised In-The- Money Options at FY-End(1) (US$)

			Exercisable	Unexercisable	Exercisable	Unexercisable

E. Hunter Harrison	1,200,000	22,488,732	2,246,250	778,750	50,955,254	12,984,638

Claude Mongeau	155,000	3,077,606	613,500	255,500	12,964,335	4,233,315

James M. Foote	Nil	Nil	598,500	255,500	12,594,576	4,233,315

Ed L. Harris	Nil	Nil	254,750	141,250	5,434,014	1,966,827

Sean Finn	71,250	1,333,423	183,500	97,500	3,760,451	1,611,205

(1)	Value of unexercised in-the-money options at financial year-end is the difference between the average closing price of the common shares on December 31, 2005, on the New York and Toronto stock exchanges (US$40.02), and the exercise price, converted using the average rate of 1.2116 for 2005. This value has not been, and may never be, realized. The actual gains, if any, on exercise will depend on the value of the common shares on the date of exercise.

Management Stock Option Plan

At the time of the initial public offering in November 1995, eligible managers of the Company were granted options under the Management Stock Option Plan (the “IPO Plan”) to acquire common shares at CAD$4.50 per share. Performance objectives for two-thirds of the options granted under the IPO Plan were related to annual reductions of the operating ratio. Options were non-transferable except, in certain circumstances, upon the death of the holder of such options. Options had a maximum term of 10 years from the date of the grant and were subject to cancellation upon the termination of a participant’s employment for cause or, if the participant voluntarily terminated employment. In the event of the death of a participant, all options held by such participant were cancelled 180 days after the participant’s death. If the participant’s employment was terminated by the Company other than for cause, all options held by such participant were cancelled 30 days after termination of the participant’s employment. A participant could exercise options for up to three years after retirement. All options under the IPO Plan were vested, effective January 26, 2000. All options granted under the IPO Plan were exercised as of December 31, 2005 with 4,302,102 shares (0.8% of outstanding capital) having been issued following the exercise of options under the IPO Plan to that date. The IPO Plan is now terminated.

Management Long-Term Incentive Plan

The Company has adopted the Management Long-Term Incentive Plan (the “Plan”) approved by the Shareholders on May 7, 1996 and amended on April 28, 1998 and on April 21, 2005.

The eligible participants under the Plan are employees of the Company or its affiliates and non-executive board directors, as determined by our board of directors. Pursuant to an amendment approved by the board of directors on March 8, 2005, grants can no longer be made to non-executive board directors under the Plan. While they remain as participants to the Plan for previous grants, the last time non-executive directors received options was in 2002. The maximum number of common shares that may be issued under the Plan is 60,000,000 (including the increase of the reserve by 15,000,000 shares, approved by the shareholders on April 21, 2005). The maximum number of common shares that may be issued and/or be the subject of a grant to any one participant in a particular year is 20% of the awards in that year. The maximum aggregate number of common shares, with regard to which awards may be made to any participant under the Plan and under any other plan which the Company has or may eventually have, shall not exceed 5% of the common shares issued and outstanding. Also pursuant to the March 8, 2005 amendment, the maximum number of common shares with regard to which awards may be made during a calendar year is limited to 1% of the outstanding common shares at the beginning of that year. Options are non-transferable except, in certain circumstances, upon the death of the holder of such options.

Stock options have a maximum exercise period of 10 years. The exercise price must be at least equal to the closing price of the common shares on the Toronto Stock Exchange or the New York Stock Exchange on the grant date. Vesting criteria, including the date or dates upon which all or a portion of the options become exercisable, and Company performance targets which may have to be met for options to become exercisable, are established with respect to each grant.

Stock options may be cancelled upon the termination of a participant’s employment for cause or if the participant voluntarily terminates employment. In the event that a participant’s employment is terminated by the Company other than for cause, all stock options held by such participant may be cancelled 30 days or three months after termination of the participant’s employment (depending on the date of grant) and three years after retirement, subject to the discretion of the Human Resources and Compensation Committee. In the event of certain material transactions (as defined in the Plan), any unvested non-performance-related options will vest immediately. In the event of a participant’s death, all options may be exercised by the estate for a period of twelve months.

The board has the authority to make changes to the Plan that it deems proper without shareholder approval, subject to regulatory approval, as applicable.

As at February 28, 2006, options for a total of 18,468,838 common shares had been granted and were outstanding, and options for a total of 15,195,870 common shares remained issuable under the Plan, representing respectively 3.4% and 2.8% of issued and outstanding common shares. A total of 26,335,292 shares (4.9% of outstanding capital) have been issued following the exercise of options under the Plan to that date.

Employment Contracts/Arrangements

Effective January 1, 2003, Mr. Harrison was appointed President and Chief Executive Officer of the Company. On April 22, 2004, the Company entered into an employment agreement (the “Agreement”) with Mr. Harrison which replaces his previous employment agreement and provides the terms of his employment to December 31, 2008. As a result of making this long-term commitment, Mr. Harrison received a special one-time award of 405,000 restricted share units effective April 22, 2004. This special award vests and is paid out as to 20% per year starting on December 31, 2004. Pursuant to the Agreement, Mr. Harrison’s base salary is reviewed annually by the board of directors and subject to a minimum 5% increase. Mr. Harrison is also eligible to receive an annual incentive bonus under the Company’s Annual Incentive Bonus Plan, with a target payout of 140% of base salary and a maximum payout of 280% of base salary. Under the Agreement, Mr. Harrison is also entitled to an annual pension benefit of US$1,000,000 effective January 1, 2006, this amount being increased by increments of US$100,000 for each year he remains employed by the Company, (see “Pension Plans”). The Agreement includes non-competition and non-solicitation restrictions upon Mr. Harrison following the termination of his employment for any reason, in respect of which he is entitled to receive US$350,000 per year for a two-year period, provided that he complies with the restrictions.

Mr. Harrison is also eligible to participate in the Company’s plans as offered to other executives, termination of employment conditions, loan forgiveness and post-retirement coverage. If Mr. Harrison’s employment is terminated at any time during the term of the Agreement by the Company without “Cause” or by Mr. Harrison for “Good Reason” (as those terms are defined in the Agreement), in addition to receiving his accrued base salary and a pro rata portion of his annual target bonus, Mr. Harrison will receive an amount equal to three times the sum of his annual base salary and annual target bonus. Mr. Harrison will also be entitled to continuation of his employee benefits for three years. The Agreement also includes special provisions relating to tax equalization payments in respect of Mr. Harrison’s salary to compensate for higher tax liabilities in Canada, if any, compared to those applicable in the United States. The Agreement also reiterates the original terms of repayment of a US$653,250 interest-free loan granted to Mr. Harrison by the Company in 2001, with applicable tax gross-up. Under the Agreement, such loan was forgiven in whole on June 30, 2004. In addition to the retirement benefits disclosed under “Pension Plans” below, Mr. Harrison is entitled to exercise his stock options within 5 years following retirement. He is also entitled to post-retirement medical benefits and a life insurance benefit equal to US$1 million.

Pension Plans

Canadian Pension Plans:

Executive officers participate in the Company’s principal pension plan and Senior Management pension plan (introduced January 1, 2004), which are defined benefit plans providing pensions based on pensionable years of service and highest average earnings. The pension amounts are payable in Canadian currency and were converted using the average rate of exchange of 1.2116 for 2005.

Highest average earnings are the average annual pensionable earnings during the last 60 months of compensated service or the best five consecutive calendar years, whichever is larger. Pensionable earnings consist of salary and overtime in the principal pension plan and also include the bonuses paid by the Company under the Annual Incentive Bonus Plan (up to the target bonuses relating to the year for which such bonuses were earned) in the Senior Management pension plan. However, benefits payable under the Company’s principal pension plan and Senior Management pension plan are subject to a maximum annual pension benefit of CAD$2,000 (US$1,650.71) per year of pensionable service. Senior executives who have at least two years of service and who execute an agreement, including a non-competition clause, are eligible for additional retirement income, charged to operating funds. This plan is called the Special Retirement Stipend (“SRS”).

If the senior executive became eligible for this plan on or after July 1, 2002, his or her benefits will not vest unless such senior executive remains in active service until the age of 55. Accrued additional retirement income benefits are guaranteed through a letter of credit. The annual amount of an individual’s additional retirement income is a set percentage of that individual’s portion of actual average earnings that is greater than the maximum average earnings recognized by the Company’s principal pension plan or the Senior Management pension plan, multiplied by the number of years of service (maximum 35 years) of that individual.

The recognized maximum average earnings under the Company’s principal pension plan or the Senior Management pension plan was approximately US$87,460 for 2005. In January 1996, the definition of “salary” under the SRS program was extended to include the bonuses paid by the Company under the Annual Incentive Bonus Plan after 1995, up to the target bonuses relating to the year for which such bonuses were earned. If the aggregate of any given individual’s age and years of service is at least 85, and such individual is age 55 or over, both the pension benefits and additional retirement income become payable to such senior executive who retires prior to age 65.

Messrs. Finn and Mongeau had respectively 12 years and 11 years and 8 months of credited service under the Company’s principal pension plan, Senior Management pension plan and SRS as at December 31, 2005.

The following table reflects an estimate of total annual benefits under the Company’s principal pension plan, Senior Management pension plan and any special agreement generating additional retirement income payable upon retirement (age 65) to senior executives in specified earnings and service classifications:

Estimated annual benefit payable upon retirement
Highest Average Earnings (US$)	Pensionable Service (years) (US$)
	10	20	25	30	35
200,000	39,015	78,030	97,538	117,045	136,553
450,000	89,015	178,030	222,538	267,045	311,553
700,000	139,015	278,030	347,538	417,045	486,553
950,000	189,015	378,030	472,538	567,045	661,553
1,200,000	239,015	478,030	597,538	717,045	836,553

U.S. Pension Plans:

Mr. Harrison does not participate in the Company’s principal pension plan, Senior Management pension plan and SRS. The Company had originally guaranteed Mr. Harrison that upon his termination of employment with the Company, his total supplemental retirement benefits would not be less than the benefits that would have been provided under the Illinois Central Railroad Company (“ICR”) Supplemental Executive Retirement Plan in effect prior to March 30, 1998, had he continued his service with ICR and continued participation in such plan. Mr. Harrison’s total supplemental retirement benefits are as follows:

Executive Account Balance Plan. ICR’s Executive Account Balance Plan provides for a sum equivalent to 10% of Mr. Harrison’s combined salary and performance awards in excess of a wage offset factor to be accrued annually (but not funded), and is payable upon the retirement from the ICR or termination of employment. The wage offset factor is adjusted annually by the percentage increase in the U.S. social security wage base. For 2005, the wage offset factor was US$150,000. Accrued amounts earn interest in accordance with the plan. This plan was frozen as of December 31, 2000 and replaced by a new plan with the same provisions for Mr. Harrison as of January 1, 2001.

Non-Qualified Supplemental Defined Contribution Plan. ICR’s Supplemental Defined Contribution Plan provides for a sum equivalent to 2% of Mr. Harrison’s earnings (capped at the annual 401(a)(17) limit). Amounts are accrued on an unfunded basis and interest credits are given using the actual 401(k) investment return. Prior to 2001, this benefit was part of the ICR 401(k). This plan was frozen as of December 31, 2000 and replaced by a non-qualified plan with the same provisions for Mr. Harrison as of January 1, 2001.

Qualified Defined Contribution Plan (401k). Mr. Harrison is eligible to participate in the Canadian National Railway Company Management Savings Plan for U.S. Operations (the “Savings Plan”), which is a qualified salary reduction 401(k) plan. Mr. Harrison may make “pre-tax” contributions to the Savings Plan subject to limitations imposed by the U.S. Internal Revenue Code. Those contributions are partially matched by the ICR. The matching contribution is limited to 50% of the first 6% of Mr. Harrison’s pre-tax salary (i.e., the matching contribution is limited to 3% of his salary). All contributions are fully vested upon contribution and are invested in various investment funds as selected by Mr. Harrison.

Excess Benefit Plan. Under ICR’s Excess Benefit Plan, amounts are accrued for Mr. Harrison on an unfunded basis to offset the limitations imposed by the U.S. Internal Revenue Code with respect to certain benefit plans as a result of the level of Mr. Harrison’s compensation. Currently, the Excess Benefit Plan provides for the accrual of a sum equivalent to the employer matching contribution under the Savings Plan which is restricted by the limits of Section 402(g) of the U.S. Internal Revenue Code. The amounts accrued will be distributed at the same time and on the same terms as the amounts paid under the Savings Plan. As mentioned above, prior to 2001, the ICR 401(k) provided, in addition to the 50% match on the first 6% of pay, a 2% Company paid contribution on earnings (capped at the annual 401(a)(17) limit).

To make up for the limits in the pre-2001 ICR 401(k), the Excess Benefit Plan also provided a supplemental 2% in excess of the annual 401(a)(17) limit. This plan was frozen as of December 31, 2000 and replaced by a new plan with the same provisions for Mr. Harrison as of January 1, 2001.

Defined Benefit Plan. A tax-qualified defined benefit retirement plan was introduced for ICR’s non-unionized employees on January 1, 2001. For non-unionized employees of ICR who were not members of the 1989 Pension Plan for Employees of CN U.S. subsidiaries, the following table reflects an estimate of total annual benefits payable under such plan to persons, such as Mr. Harrison, in specified earnings and service classifications:

Highest Average Earnings (US$)	Qualified Pension Plan Table Estimated Annual Benefit for Years of Credited Service after December 31, 2000 (US$)
	5	10	15	20	25	30	35
300,000	5,937	11,875	17,812	23,750	29,687	35,624	41,562
600,000	5,937	11,875	17,812	23,750	29,687	35,624	41,562
900,000	5,937	11,875	17,812	23,750	29,687	35,624	41,562
1,200,000	5,937	11,875	17,812	23,750	29,687	35,624	41,562
1,500,000	5,937	11,875	17,812	23,750	29,687	35,624	41,562

Highest average earnings are the average annual pensionable earnings during the best 60 full consecutive months in the last 120 full consecutive months of employment. Pensionable earnings consist of salary and overtime. However, pensionable earnings are capped at the average of the Internal Revenue Code limit (US$210,000 in 2005), over the last five years.

Supplemental Executive Retirement Plan. ICR established the Illinois Central Corporation Supplemental Executive Retirement Plan effective as of January 1, 1994 (the “SERP”). Mr. Harrison is covered by the SERP. Mr. Harrison’s SERP annual benefits shall be US$1,000,000 annually. This amount will be increased in an increment of US$100,000 for each additional year he remains employed by the Company after December 31, 2005.

Mr. Foote joined the Company on August 23, 1995. Mr. Foote is covered by a special pension arrangement, which credits him with two years of service for each year of service for his first 10 years of service with the Company.

During Mr. Foote’s service from August 23, 1995 to December 31, 2000, he participated in the Company’s principal pension plan until March 31, 2000, when he transferred to the United States. Mr. Foote’s pension benefits under his special pension arrangement, which are totally vested to him, are equal to the pension benefits he would have been entitled to if he had been participating in the Company’s principal pension plan and SRS program for twice the number of years of service since August 23, 1995, being twice five years and 4.35 months, less the pension payable under the Company’s principal pension plan. The pension benefits under the special pension arrangement are payable from the Company’s operating funds.

For Mr. Foote’s service since December 31, 2000, he has been participating in the Defined Benefit Plan mentioned above. He has also been participating in the new Supplemental Retirement Plan (“SRP”) of ICR under which he continues to be credited, as mentioned above, with two years of service for each year of service with ICR until August 22, 2005, inclusively. The following table reflects an estimate of total annual benefits payable under such plan before the offset described below to persons, such as Mr. Foote, who joined the SRP after December 31, 2000, in specified earnings and service classification:

Final Average Compensation (US$)	Supplemental Retirement Plan (SRP) Table Estimated Annual Benefit for Years of Credited Service after December 31, 2000 (US$)
	5	10	15	20	25	30	35
200,000	20,000	40,000	60,000	80,000	100,000	120,000	140,000
450,000	45,000	90,000	135,000	180,000	225,000	270,000	315,000
700,000	70,000	140,000	210,000	280,000	350,000	420,000	490,000
950,000	95,000	190,000	285,000	380,000	475,000	570,000	665,000
1,200,000	120,000	240,000	360,000	480,000	600,000	720,000	840,000

Mr. Foote’s SRP pension obtained from the above table is offset by (i) the qualified Defined Benefit Plan pension for his service after December 31, 2000; (ii) the U.S. Railroad Retirement Board Tier 2 pension for his service after December 31, 2000; (iii) the amount of single life annuity that can be purchased with the 3% employer contributions available under the Savings Plan.

Mr. Foote had nine years and eight months of credited service under the SRP as of December 31, 2005.

Mr. Harris has been participating in the Executive Account Balance Plan, Excess Benefit Plan and Defined Contributions Plan mentioned above. These plans were frozen as of December 31, 2000. Mr. Harris is eligible to participate in the Savings Plan and the Defined Benefit Plan mentioned above.

Mr. Harris does not participate in the Company’s principal pension plan, Senior Management pension plan and SRS. Mr. Harris’s overall retirement benefit will always be the greater of what he would receive under the new SRP of ICR mentioned above on all his service up to 35 years minus the offset described below and the old Illinois Central Railroad Company (“ICR”) Supplemental Executive Retirement Plan (“SERP”) for which Mr. Harris continued to accrue retirement benefits until December 31, 2003, at the rate of 3.5% of his final average earnings per year of service between January 1, 1994 and December 31, 2003, plus retirement benefits at the rate of 2% per year of service after 2003 minus the offset described below. The following table reflects an estimate of total annual benefits payable under such plan before the offset described below to persons, such as Mr. Harris, who joined the old SERP on or after January 1, 1994, in specified earnings and service classification:

Final Average Compensation (US$)	Supplemental Executive Retirement Plan (SERP) Table Estimated Annual Benefit for Years of Credited Service after December 31, 1993 (US$)
	5	10	15	20	25	30	35
200,000	35,000	70,000	90,000	110,000	130,000	150,000	170,000
450,000	78,750	157,500	202,500	247,500	292,500	337,500	382,500
700,000	122,500	245,000	315,000	385,000	455,000	525,000	595,000
950,000	166,250	332,500	427,500	522,500	617,500	712,500	807,500
1,200,000	210,000	420,000	540,000	660,000	780,000	900,000	1,020,000

Mr. Harris’s SERP pension obtained from the above table is offset by (i) the qualified Defined Benefit Plan (prorated for service only after January 1, 2004); (ii) the U.S. Railroad Retirement Board Tier 2 pension (prorated for service only after January 1, 2004); (iii) the amount of single life annuity that can be purchased with the 3% employer contributions after January 1, 2001 available under the Savings Plan, along with future interest credits tied to treasuries; (iv) CN matching contributions to the 401(k) Plan and the 2% supplemental match as of December 31, 2000, along with future interest credits tied to treasuries; (v) the Excess Benefit Plan account balance as of December 31, 2000, with future interest credits tied to his actual 401(k) rate of return; (vi) the Executive Account Balance Plan as of December 31, 2000, with future interest credits tied to The Wall Street Journal prime rate; (vii) the actuarial equivalent (in the form of a single life annuity) of the annual annuity of $47,734 whose value was withdrawn from the SERP prior to retirement by virtue of the change in control provision of such SERP.

Mr. Harris had 35 years of credited service under the new SRP including 10 years of credited service under the old SERP as at December 31, 2005. This means that his SRP annual benefit will be at least equal to 70% of his final average compensation minus the above-mentioned offsets.

Supplemental Pension Disclosure

The following Service cost and Benefit Obligation have been calculated using the same actuarial assumptions as those used in Note 13 of CN’s 2005 Annual Consolidated Financial Statements. The amounts calculated in this table are estimates only and are based on assumptions, which may or may not materialize.

Amounts shown in this table include pension benefits from the Company’s registered Pension Plans and non-registered supplemental pension arrangements.

Name	2005 Service Cost(1) (US$)	Benefit obligation at December 31, 2005(2) (US$)	Accrued annual pension at December 31, 2005 (US$)	Projected annual pension at first unreduced date(5) (US$)	Age at first unreduced date
E. Hunter Harrison(3)	1,057,000	11,299,000	1,006,000	1,108,000	62
Claude Mongeau	146,000	2,200,000	160,000	408,000	59
James M. Foote	146,000	3,773,000	295,000	447,000	60
Ed L. Harris(3)(4)	13,000	4,491,000	376,000	376,000	57
Sean Finn	99,000	1,514,000	95,000	261,000	60

(1)	The service cost is the estimated value of the benefits accrued during the calendar year (January 1, 2005 to December 31, 2005). These amounts exclude the employee’s contributions, if any.

(2)	The benefit obligation is the value of the benefits accrued for all service to December 31, 2005.

(3)	Does not include former ICR non registered cash plans (Executive Account Balance Plan and Excess Benefit Plan, which total US$3,436,000 for Mr. Harrison and US$102,000 for Mr. Harris at December 31, 2005).

(4)	Mr. Harris has reached the maximum years of service allowed under the SERP.

(5)	The projected pension is based on current compensation levels. The service is accrued to the first date at which the executive is entitled to an unreduced pension benefit or the end of 2006 if the date is already reached.

Performance Graph

The following Performance Graph illustrates the yearly cumulative total shareholder return on a $100 investment in Canadian dollars in CN’s common shares as traded on the TSX (assuming reinvestment of dividends) compared with the cumulative total return of the S&P/TSX Composite and S&P 500 Indices from the period beginning December 31, 2000, to the period ending December 31, 2005.

	Dec-00	Dec-01	Dec-02	Dec-03	Dec-04	Dec-05

CN	$100.00	$171.99	$146.79	$184.24	$245.89	$313.45

S&P/TSX	$100.00	$ 87.43	$76.55	$97.01	$111.06	$137.85

S&P 500	$100.00	$87.07	$67.02	$84.54	$92.12	$95.05

OTHER INFORMATION

Securities Authorized for Issuance Under Equity Compensation Plans

The table below indicates, as at December 31, 2005, certain information with respect to the Company’s Management Long-Term Incentive Plan. All figures related to securities are shown on a post-split basis to reflect the two-for-one stock split effective on February 28, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights (CAD$)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)

Equity compensation plans	19,642,244	21.70	16,231,982
approved by securityholders

Equity compensation plans not	Nil	—	Nil
approved by securityholders

Total	19,642,244	21.70	16,231,982

Indebtedness of Directors and Executive Officers

As of February 28, 2006, there was no outstanding indebtedness of officers and employees of the Company and its subsidiaries, whether entered into in connection with the purchase of common shares of the Company or otherwise.

Shares Owned or Controlled by Senior Management

As of February 28, 2006, the directors and the members of the executive committee of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, or held options to exercise an aggregate of approximately 11.4 million common shares (after giving effect to the two-for-one split effective on February 28, 2006), representing approximately 2.1% of the Company’s outstanding common shares.

Interest of Informed Persons and Others in Material Transactions

The management of the Company is not aware of any material interest, direct or indirect, of any informed person of the Company, any proposed director or any associate or affiliate of any informed person or proposed director in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction, that has materially affected or would materially affect the Company or any of its affiliates or subsidiaries and that has not been previously disclosed.

Directors’ and Officers’ Insurance

The Company has purchased, at its expense, group liability insurance in the annual aggregate amount of CAD$200,000,000, with a deductible to the Company which varies from CAD$1,000,000 to CAD$2,500,000, for the protection of directors and officers of the Company and its subsidiaries against liability incurred by them in such capacity. The premium paid in the financial year ending December 31, 2005 was approximately CAD$2,727,600 for the 12 months ending September 30, 2006. The Company also carries excess directors and officers liability insurance for non-indemnifiable claims in the amount of CAD$25,000,000 in excess of the above. The premium paid for such excess liability insurance in the financial year ending December 31, 2005 was approximately CAD$444,000 for the 15-month period ending September 30, 2006.

Shareholder Proposals

Shareholder proposals to be considered at the 2007 annual meeting of shareholders must be received at the head office of the Company no later than December 7, 2006, to be included in the Information Circular for such annual meeting.

Availability of Documents

The Company is a reporting issuer in Canada and the United States and is required to file various documents, including an annual information form and financial statements. Financial Information is provided in the Company’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Additional information relating to the Company is available on SEDAR at www.sedar.com or may be obtained on request from the Corporate Secretary of the Company.

Approval

The board of directors of the Company has approved the contents of this Information Circular and its sending to the shareholders.

Sean Finn
Senior Vice-President Public Affairs,
Chief Legal Officer and Corporate Secretary
March 7, 2006

SCHEDULE A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

CN’s board of directors has for many years recognized the importance of good governance and has been committed to developing and continuously improving on best practices in corporate governance. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange (TSX) and the New York Stock exchange (NYSE) our corporate governance practices comply with applicable rules adopted by the Canadian Securities Administrators and applicable rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes-Oxley Act of 2002. We are exempted from complying with many of the NYSE corporate governance rules, and are permitted instead to comply with Canadian governance requirements. Except as summarized on our website at www.cn.ca/cngovernance, our governance practices, however, comply with the NYSE corporate governance rules in all significant respects.

The Canadian securities regulatory authorities (the “Authorities”) adopted, effective on June 30, 2005, National Instrument 58-101 – Disclosure of Corporate Governance Practices (the “Disclosure Instrument”) and National Policy 58-201 – Corporate Governance Guidelines (the “Governance Policy”). The Governance Policy provides guidance on governance practices to Canadian issuers, while the Disclosure Instrument requires issuers to make the prescribed disclosure regarding their governance practices. The disclosure made hereunder refers to the items of the Disclosure Instrument as well as to the Governance Policy, where appropriate. The Company believes that its corporate governance practices meet and exceed the requirements of the Disclosure Instrument and the Governance Policy as reflected in the disclosure made hereunder.

In January 2004, the Authorities adopted Multilateral Instrument 52-110 – Audit Committees. Certain amendments to such instrument were subsequently adopted and are effective since June 30, 2005 (such instrument, as amended, the “Audit Committee Rules”). The Audit Committee Rules include requirements regarding audit committee composition and responsibilities, as well as reporting obligations with respect to audit related matters. The Company complies with these rules and appropriate disclosure is made, where applicable, in the following table.

The Company also refers, where applicable, to the NYSE Corporate Governance Standards (the “NYSE Standards”), as approved by the U.S. Securities and Exchange Commission on November 3, 2004.

Please also refer to the Corporate Governance Manual and the Code of Business Conduct of the Company available on our website at www.cn.ca/cngovernance and also available in print to any shareholder who requests copies by contacting our Corporate Secretary.

The Company is dedicated to improving its corporate governance practices on an ongoing basis in order to respond to the evolution of best practices. The board of directors has approved this disclosure on the recommendation of the Corporate Governance and Nominating Committee.

Guidelines	Corporate Governance Practices at the Company

1. Board of Directors

(a) Disclose the identity of directors who are independent.	Of the current 14 board members, only the President and Chief Executive Officer of the Company is an officer of the Company. Based on the foregoing and on the information provided by directors as to their individual circumstances, the board has determined that, of the remaining 13 board members, 12 are “independent”, and one is “not independent”, Mrs. Kempston Darkes being a senior executive of a major customer of the Company. In addition, Mr. Lee, standing for election to the board, is independent.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.	See above.

(c) Disclose whether or not a majority of directors are independent.	As set out above, 12 of our 14 current board members are independent and 13 of our 15 nominees are independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

This Information Circular contains information under “Nominees for election to the Board” as to other public issuer directorships of each nominee.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.

The non-management board members meet before or after every meeting of the board of directors without the presence of management and under the chairmanship of the board chair. An executive session including only “independent” directors is also held at least once a year. During the financial year ended December 31, 2005, there was one session that was attended only by independent directors.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.

Our Corporate Governance Manual provides that the board chair must be an “independent” director who is designated by the board. Mr. David G.A. McLean, who has been a director of the Company since 1994, is the independent board chair. The key role of the board chair is to take all reasonable measures to ensure that the board (i) has structures and procedures in place to enable it to function independently of management, (ii) carries out its responsibilities effectively and (iii) clearly understands and respects the boundaries between the responsibilities of the board and those of management. The responsibilities of the board chair are further described in our Corporate Governance Manual.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	Please see page 14 of this Information Circular.

Guidelines	Corporate Governance Practices at the Company

2. Board Mandate – Disclose the text of the board’s written mandate.	Our board mandate is included as Schedule B to this Information Circular. The mandate provides that the role of the board is to supervise the management of the Company’s business and affairs, with the objective of increasing shareholder value.

3. Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.	Our Corporate Governance Manual includes position descriptions for the board chair and the board committee chairs.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO.	Our Corporate Governance Manual includes a position description for the President and CEO of the Company.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

As provided in its charter, the Corporate Governance and Nominating Committee has the responsibility, in consultation with the board chair, to develop, monitor and review, as applicable, the Company’s orientation and continuing education programs for directors. The Company has adopted board orientation and continuing education programs, described in our Corporate Governance Manual, pursuant to which orientation is provided to new board members. New directors are provided with a Directors’ handbook containing corporate and other information required to familiarize the director with the Company, its organization and operations. Our orientation programs include presentations by the Company’s officers on the Company’s organizational structure and the nature and operation of its business, a review with the board chair of the methods of operation and the roles of the board and its committees, a discussion on the contribution individual directors are expected to make and access to appropriate information or outside resources as required. In addition, the board chair takes all reasonable steps to insure that board members have access to education and information on an ongoing basis pertaining to board effectiveness and the best practices associated with successful boards, briefings on factors or emerging trends that may be relevant to the Company’s business strategy and other material as deemed appropriate by the board chair. The Company also makes available, at its cost, a host of educational programs provided by leading institutions. We encourage directors to attend seminars and other educational programs and to report back to the board on the quality of such programs. Educational reading materials on corporate governance and other topics are also included in the materials provided to the board in advance of meetings.

Guidelines	Corporate Governance Practices at the Company

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i) disclose how a person or company may obtain a copy of the code;

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The board adopted, on October 21, 2003, a code of business conduct, which is available on our website at www.cn.ca and is available in print to any shareholder who requests copies by contacting our Corporate Secretary. The board, through its Corporate Governance and Nominating Committee, reviews, monitors and oversees the disclosure of the Company’s code of business conduct. Each year, management reports to such committee on the implementation of the code within the organization and on any material contravention by employees of the Company to the provisions of the code. No material change report has ever been filed or required to be filed pertaining to any conduct of a director or executive officer constituting a departure from the code.

(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The code of business conduct states that “every employee must avoid situations where personal interests could conflict with, or even appear to conflict with, the interests of CN”. In practice, the board requests every director to disclose any direct or indirect interest he or she has in any organization, business or association, which could place the director in a conflict of interest. Every year, a questionnaire is sent to each director to make sure that the director is in no such conflict that has not been disclosed. Should there be a discussion or decision relating to an organization, business or association in which a director has an interest, the board would request such director not to participate or vote in any such discussion or decision.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Company believes that ethical business conduct is an important part of its success. Hence, the mandate of the board attached as Schedule B to this Information Circular states that the board has the responsibility for overseeing management in the competent and ethical operation of the Company. As part of the Company’s code of business conduct, the employees are required to avoid outside interests that may impair or appear to impair the effective performance of their responsibilities to the Company and be fair and impartial in all dealings with customers, suppliers and partners. A key component of the Company’s code of business conduct is the Ombudsman which reports directly to the Corporate Governance and Nominating Committee. The Ombudsman offers a confidential, neutral and informal avenue which facilitates fair and equitable resolutions to concerns arising within the Company. It serves as an information and communication resource, upward feedback channel advisor and change agent. The Company has also created a confidential Hot Line Number to report any violations and concerns.

Guidelines	Corporate Governance Practices at the Company

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.	As stated in the charter of the Corporate Governance and Nominating Committee, included in our Corporate Governance Manual, the Corporate Governance and Nominating Committee has the responsibility of (a) developing, reviewing and monitoring, in consultation with the board chair, criteria for selecting directors by regularly assessing the competencies, skills, personal qualities, availability, geographical representation, business background and diversified experience of the board and the Company’s circumstances and needs and, (b) in consultation with the board chair, identifying candidates qualified to become board members, and selecting or recommending that the board select the director nominees for the next annual or special meeting of shareholders. The process followed to identify and propose board nominees is more fully described in our Corporate Governance Manual. In proposing the list of board nominees, the board chair, in consultation with the Corporate Governance and Nominating Committee develops a competency matrix based on knowledge areas, types of expertise, competencies, skills and geographical representation and identifies any gaps to be addressed in the director nomination process. The Corporate Governance and Nominating Committee also has the responsibility of reviewing, with the board chair, the performance of the board, board committees, board and committee chairs and board members.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The charter of the Corporate Governance and Nominating Committee provides that such committee must be composed solely of “independent” directors.[1] As at March 7, 2006, all members of the Corporate Governance and Nominating Committee are “independent”.

(c) If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities of the Corporate Governance and Nominating Committee include the monitoring of the composition and performance of the board and its committees and the oversight of corporate governance matters. The responsibilities, powers and operation of the Corporate Governance and Nominating Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

1	The NYSE Standards state that a board should appoint a nominating committee composed entirely of independent directors and that such committee should have a written charter. The board has adopted a written mandate for the Corporate Governance and Nominating Committee pursuant to which such committee must be composed solely of independent directors.

Guidelines	Corporate Governance Practices at the Company

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.	The Corporate Governance and Nominating Committee annually reviews with the board chair and makes recommendations to the board on the adequacy and form of the compensation for non-executive directors to ensure such compensation realistically reflects the responsibilities and risk involved, without compromising a director’s independence. Directors who are executives of the Company receive no additional compensation for their services as directors. See the section entitled “Nominees for Election to the Board – Board of Directors Compensation” of this Information Circular for additional information on compensation received by directors in 2005. The Human Resources and Compensation Committee reviews and approves the corporate goals and objectives relevant to the President and CEO, evaluates the President and CEO’s performance based on those goals and objectives and such other factors as the Human Resources and Compensation Committee deems appropriate and in the best interest of the Company, and recommends the President and CEO’s compensation based on this evaluation, for approval by independent board members.[2] It also reviews the evaluation of executive management’s performance and recommends to the board executive management’s compensation. See the section entitled “Statement of Executive Compensation” of this Information Circular for additional information.

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

As provided in its charter included in our Corporate Governance Manual, the Human Resources and Compensation Committee must be composed solely of independent directors.[3] As at March 7, 2006, all members of the Human Resources and Compensation Committee are “independent”.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The Human Resources and Compensation Committee is responsible for monitoring executive management’s performance assessment, succession planning and compensation. It also reviews human resources practices. The responsibilities, powers and an operation of the Human Resources and Compensation Committee are further described in the charter of such committee which is included in our Corporate Governance Manual.

2	The NYSE Standards state that the CEO’s compensation should be determined by the corporation’s compensation committee or by all independent directors of the corporation. Our Corporate Governance Manual provides that the CEO’s compensation is determined by the Company’s independent directors only.

3	The NYSE Standards state that a board should appoint a compensation committee composed entirely of independent directors and that such committee should have a written charter. The board has adopted a written mandate for the Human Resources and Compensation Committee pursuant to which such committee must be composed solely of independent directors.

Guidelines	Corporate Governance Practices at the Company

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

See page 26 of this Information Circular for disclosure in respect of Executive Compensation consultants.

8. Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	In addition to the Audit Committee, the Corporate Governance and Nominating Committee and the Human Resources and Compensation Committee, the board has also established a Finance Committee, an Environment, Safety and Security Committee and a Strategic Planning Committee. The Investment Committee of CN’s Pension Trust Funds is a mixed committee composed of directors and officers of the Company. Please refer to page 16 and 17 of the Information Circular for a brief summary of the mandate of each committee. For more information on the mandates of each of these committees, reference is made to their charter which is included as part of our Corporate Governance Manual.

9. Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The board has implemented and reviews, from time to time, a process to annually assess the performance of the board, board committees, board and committee chairs and individual directors. This formal process, more fully described in our Corporate Governance Manual and on pages 17 and 18 of this Information Circular, is under the supervision of the Corporate Governance and Nominating Committee and the board chair, as stated in the charter of the Corporate Governance and Nominating Committee.

The CSA Audit Committee Rules state that the audit committee must be composed of a minimum of three (3) members, who must be “independent” directors (as defined in those rules).	The charter of the Audit Committee, attached as Schedule C to this Information Circular, states that all the members of the committee must be “independent” directors.[4] All members of the Audit Committee are “independent” directors. No member of the Audit Committee receives, other than in his or her capacity as a director or member of a board committee, directly or indirectly, any fee from the Company or any subsidiary of the Company, nor is an affiliated person of the Company, or any subsidiary of the Company.

4	The NYSE Standards and the applicable rules of the U.S. Securities and Exchange Commission require that in order to be considered independent, a member of the Audit Committee should not, other than in his or her capacity as a director or member of a board committee and in other limited circumstances, accept directly or indirectly any fee from the Company or any subsidiary of the Company nor be an affiliated person of the Company or any subsidiary of the Company. All members of the Audit Committee are independent pursuant to such definition.

Guidelines	Corporate Governance Practices at the Company

The CSA Audit Committee Rules state that each audit committee member must be financially literate.

As required in the charter of the Audit Committee, all members of the Audit Committee are “financially literate” and several members of the committee meet all the criteria to be designated as “audit committee financial expert” under the rules of the U.S. Securities and Exchange Commission.

In determining whether or not a director is “financially literate”, the board considers if the director has “the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements”.

In determining if a director is an “audit committee financial expert”, the board considers if the director is a person who has: (a) an understanding of generally accepted accounting principles and financial statements; (b) the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves; (c) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; (d) an understanding of internal controls and procedures for financial reporting; and (e) an understanding of audit committee functions.

The CSA Audit Committee Rules state that the audit committee must have a written charter that sets out its mandate and responsibilities.	See Schedule C to this Information Circular.

The CSA Audit Committee Rules state that the audit committee must recommend to the Board of Directors: (a) the external auditor to be nominated for the purposes of preparing or issuing an auditors’ report or performing other audit, review or attest services for the issuer; and (b) the compensation of the external auditor.

The mandate of the Audit Committee states that the committee is responsible for recommending the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence.

The CSA Audit Committee Rules state that the audit committee must be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditors report or performing other audit, review or attest services for the issuer, including the resolution of disagreements between management and the external auditor regarding financial reporting.	The mandate of the Audit Committee provides that the committee is responsible for overseeing the external auditors and discussing with them the quality and not just the acceptability of the Company’s accounting principles, including any material written communications between the Company and the external auditors (including a disagreement, if any, with management and the resolution thereof)

Guidelines	Corporate Governance Practices at the Company

The CSA Audit Committee Rules state that the audit committee must pre-approve all non-audit services to be provided to the issuer or its subsidiary entities by the issuer’s external auditor.

The mandate of the Audit Committee states that the committee approves and oversees the disclosure of all audit, review and attest services provided by the external auditors, determines which non-audit services the external auditors are prohibited from providing, and pre-approves and oversees the disclosure of permitted non-audit services provided by the external auditors to the Company or its subsidiaries.

The CSA Audit Committee Rules state that the audit committee must review the issuer’s financial statements, MD&A and annual and interim earnings press releases before the issuer publicly discloses this information. These rules also mention that the audit committee must be satisfied that adequate procedures are in place for the review of the issuer’s public disclosure of financial information extracted or derived from the issuer’s financial statements, other than the public disclosure referred to in the preceding sentence, and must periodically assess the adequacy of those procedures.

The mandate of the Audit Committee provides that the committee is responsible for reviewing the annual and quarterly financial statements of the Company and accompanying information including the Company’s MD&A disclosure and earnings press releases, prior to their release, filing and distribution. The mandate also provides that the committee should review the procedures in place for the review of the Company’s disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

The CSA Audit Committee Rules state that the audit committee must establish procedures for: (a) the receipt, retention and treatment of complaints received by the issuer regarding accounting, internal accounting controls, or auditing matters; and (b) the confidential, anonymous submission by employees of the issuer of concerns regarding questionable accounting or auditing matters.

The mandate of the Audit Committee mentions that the committee must establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters, while insuring confidentiality and anonymity. CN has adopted such procedures. Please refer to the Corporate Governance section of our website at www.cn.ca/cn.governance for more details on these procedures.

The CSA Audit Committee Rules state that the audit committee must review and approve the issuer’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.	The mandate of the Audit Committee provides that the committee is responsible for reviewing hiring policies for employees or former employees of the Company’s firm of external auditors.

The CSA Audit Committee Rules state that the audit committee must have the authority: (a) to engage independent counsel and other advisors as it determines necessary to carry out its duties; (b) to set and pay the compensation for any advisors employed by the audit committee; and (c) to communicate directly with the internal and external auditors.	The mandate of the Audit Committee included as Schedule C to this Information Circular states that the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the board chair. The committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. Pursuant its charter, the Audit Committee also has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The internal and external auditors must meet separately with the Audit Committee, without management, twice a year, and more frequently as required.

SCHEDULE B

MANDATE OF THE BOARD

The Board has clearly delineated its role and the role of management. The role of the Board is to supervise the management of CN’s business and affairs, with the objective of increasing shareholder value. Management’s role is to conduct the day-to-day operations in a way that will meet this objective.

The Board approves all matters expressly required herein, under the Canada Business Corporations Act (the “CBCA”) and other applicable legislation and CN’s Articles and By-laws. The Board may assign to Board committees the prior review of any issues it is responsible for, or as required by applicable laws. Board committee recommendations are generally subject to Board approval. The Board has delegated the approval of certain matters to management pursuant to its Standing Resolutions on Delegation of Authority, as amended from time to time.

Meetings of the Board are held at least nine times a year and as necessary.

As part of its stewardship responsibility, the Board advises management on significant business issues and has the following responsibilities:

A. Approving CN’s strategy

  adopting a strategic planning process, approving and reviewing, on at least an annual basis, a business plan and a strategic framework which take into account, among other things, the opportunities and risks of the business, and monitoring the implementation of the business plan by management.

B. Assessing and overseeing the succession planning of executive management choosing the President and Chief Executive Officer (the “President and CEO”), appointing executive management and monitoring President and CEO and executive management performance taking into consideration Board expectations and fixed objectives, approving the President and CEO’s corporate goals and objectives and approving annually President and CEO and executive management compensation;

  ensuring that an appropriate portion of President and CEO and executive management compensation is tied to both the short and longer-term performance of CN;

  taking all reasonable steps to ensure that processes are in place for the recruitment, training, development and retention of executives who exhibit the highest standards of integrity as well as competence.

C. Monitoring Corporate Governance issues

  monitoring the size and composition of the Board to favour effective decision-making;

  taking all reasonable measures to satisfy itself as to the integrity of management and that management creates a culture of integrity throughout CN;

  monitoring and reviewing, as appropriate, CN’s approach to governance issues and monitoring and reviewing, as appropriate, CN’s Corporate Governance Manual and policies and measures for receiving shareholder feedback;

  taking all reasonable steps to ensure the highest quality of ethical standards, including reviewing, on a regular basis, the Code of Business Conduct applicable to CN’s directors, its President and CEO, senior financial officers, other executives and employees, monitoring compliance with such code, approving any waiver from compliance with the code for directors and executive officers and ensuring appropriate disclosure of any such waiver;

  ensuring the regular performance assessment of the Board, Board committees, Board and committee chairs and individual directors and determining their remuneration;

  approving the list of Board nominees for election by shareholders and filling Board vacancies;

  adopting and reviewing orientation and continuing education programs for directors;

  overseeing the disclosure of a method for interested parties to communicate directly with the Board Chair or with the non-management directors as a group.

D. Monitoring financial matters and internal controls

  monitoring the quality and integrity of CN’s accounting and financial reporting systems, disclosure controls and procedures, internal controls and management information systems, including by overseeing:
(i)	the integrity and quality of CN’s financial statements and other financial information and the appropriateness of their disclosure;

(ii)	the review of the Audit Committee on external auditors’ independence and qualifications;

(iii)	the performance of CN’s internal audit function and of CN’s external auditors; and

(iv)	CN’s compliance with applicable legal and regulatory requirements (including those related to environment, safety and security);
  ensuring that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of CN’s business;

  adopting communications and disclosure policies and monitoring CN’s investor relations programs.

E. Monitoring Pension Fund matters

  monitoring and reviewing, as appropriate, CN’s pension fund policies and practices, including the investment policies of the Canadian National Railway Pension Trust Funds or any other pension trust fund established in connection with a new pension plan or any other pension plan offered or administered by CN (the “CN’s Pension Trust Funds”);

  approving the annual budget of the Investment Division of CN’s Pension Trust Funds.

F. Monitoring environmental, safety and security matters

  monitoring and reviewing, as appropriate, CN’s environmental, safety and security policies and practices.

The non-executive Board members meet before or after every Board meeting without the presence of management and under the chairmanship of the Board Chair. If such group includes directors who are not Independent, an executive session including only Independent directors is held regularly.

Board members are expected to demonstrate a high level of professionalism in discharging their responsibilities. They are expected to attend the meetings of the Board and of the Board committees on which they sit and to rigorously prepare for and actively participate in such meetings. They should review all meeting materials in advance. They are also expected to be available to provide advice and counsel to the President and CEO or other corporate officers of CN upon request.

The Board annually reviews the adequacy of its mandate.

SCHEDULE C

CHARTER OF THE AUDIT COMMITTEE

1. Membership and Quorum

  a minimum of five directors appointed by the Board;

  only Independent (as determined by the Board) directors may be appointed. A member of the Audit Committee may not, other than in his or her capacity as a director or member of a board committee and subject to the exceptions provided in Canadian and U.S. laws and regulations, accept directly or indirectly any fee from CN or any subsidiary of CN nor be an affiliated person of CN or any subsidiary of CN;

  each member must be “financially literate” (as determined by the board);

  at least one member must be an “audit committee financial expert” (as determined by the board);

  quorum of majority of members.

2. Frequency and Timing of Meetings

  normally one day prior to CN board meetings;

  at least five times a year and as necessary;

  committee members meet before or after every meeting without the presence of management.

3. Mandate

The responsibilities of the Audit Committee include the following:

A. Overseeing financial reporting

  monitoring the quality and integrity of CN’s accounting and financial reporting process through discussions with management, the external auditors and the internal auditors;

  reviewing with management and the external auditors, the annual audited financial statements to be included in the annual report of CN, including CN’s MD&A disclosure and earnings press releases prior to their release, filing and distribution;

  reviewing with management and the external auditors, quarterly consolidated financial statements of CN and accompanying information, including CN’s MD&A disclosure and earnings press releases prior to their release, filing and distribution, and reviewing the level and type of financial information provided, from time to time, to financial markets;

  reviewing the financial information contained in the annual information form and other reports or documents, financial or otherwise, requiring board approval;

  reviewing the procedures in place for the review of CN’s disclosure of financial information extracted or derived from CN’s financial statements and periodically assessing the adequacy of those procedures;

  reviewing with the external auditors and management, the quality, appropriateness and disclosure of CN’s accounting principles and policies, underlying assumptions and reporting practices, and any proposed changes thereto;

  reviewing any analysis or other written communications prepared by management, the internal auditors or external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effect of alternative generally accepted accounting principles methods;

  reviewing the external auditors’ report on the consolidated financial statements of CN and on the financial statements of CN’s Pension Trust Funds;

  reviewing the external auditors’ quarterly review engagement report;

  reviewing the compliance of management certification of financial reports with applicable legislation;

  reviewing any litigation, claim or other contingency and any regulatory or accounting initiatives that could have a material effect upon the financial position or operating results of CN and the appropriateness of the disclosure thereof in the documents reviewed by the Committee;

  reviewing the results of the external audit, any significant problems encountered in performing the audit, and management’s response and/or action plan related to any Management Letter issued by the external auditors and any significant recommendations contained therein.

B. Monitoring risk management and internal controls

  receiving periodically management’s report assessing the adequacy and effectiveness of CN’s disclosure controls and procedures and systems of internal control;

  reviewing CN’s risk assessment and risk management policies, including CN’s insurance coverage (annually and as otherwise may be appropriate);

  assisting the board with the oversight of CN’s compliance with applicable legal and regulatory requirements;

  reviewing CN’s delegation of financial authority;

  making recommendations with respect to the declaration of dividends;

  while ensuring confidentiality and anonymity, establishing procedures for the receipt, retention and treatment of complaints received by CN regarding accounting, internal accounting controls or auditing matters or employee concerns regarding accounting or auditing matters;

  requesting the performance of any specific audit, as required.

C. Monitoring internal auditors

  ensuring that the chief internal auditor reports directly to the Audit Committee;

  regularly monitoring the internal audit function’s performance, its responsibilities, staffing, budget and the compensation of its members;

  reviewing annually the internal audit plan;

  ensuring that the internal auditors are accountable to the Audit Committee and to the board.

D. Monitoring external auditors

  recommending to the board and CN’s shareholders the retention and, if appropriate, the removal of external auditors, evaluating and remunerating them, and monitoring their qualifications, performance and independence;

  approving and overseeing the disclosure of all audit, review and attest services provided by the external auditors, determining which non-audit services the external auditors are prohibited from providing, and pre-approving and overseeing the disclosure of permitted non-audit services by the external auditors to CN or any of its subsidiaries, in accordance with applicable laws and regulations;

  reviewing recommendations to shareholders on the continued engagement or replacement of external auditors, for CN and CN’s Pension Trust Funds;

  ensuring that the external auditors are accountable to the Audit Committee and to the board;

  discussing with the external auditors the quality and not just the acceptability of CN’s accounting principles, including (i) all critical accounting policies and practices used, (ii) any alternative treatments of financial information that have been discussed with management, the ramification of their use and the treatment preferred by the external auditors, as well as (iii) any other material written communications between CN and the external auditors (including a disagreement, if any, with management and any audit problems or difficulties and management’s response);

  reviewing at least annually, a report by the external auditors describing their internal quality-control procedures; any material issues raised by their most recent internal quality-control review of their firm, or peer review, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more audits carried out by them, to the extent available, and any steps taken to deal with any such issues;

  reviewing at least annually, the formal written statement from the external auditors stating all relationships the external auditors have with CN and confirming their independence, and holding discussions with the external auditors as to any relationship or services that may impact their objectivity or independence;

  reviewing hiring policies for employees or former employees of CN’s firm of external auditors;

  ensuring the rotation of lead, concurring and other audit partners, to the extent required by Canadian Corporate Governance Standards and U.S. Corporate Governance Standards.

E. Evaluating the performance of the Audit Committee

  ensuring that processes are in place to annually evaluate the performance of the Audit Committee.

In addition to the above responsibilities, the Audit Committee may discharge the responsibilities of the Finance Committee if no meeting of the Finance Committee is scheduled to be held in the immediate future.

Because of the Audit Committee’s demanding role and responsibilities, the board chair, together with the Corporate Governance and Nominating Committee chair, reviews any invitation to Audit Committee members to join the audit committee of another entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including CN, the board determines whether such simultaneous service impairs the ability of such member to effectively serve on the Audit Committee and either requires a correction to the situation or discloses in CN’s Information Circular that there is no such impairment.

As appropriate, the Audit Committee may retain independent advisors to help it carry out its responsibilities, including fixing such advisors’ fees and retention terms, subject to advising the board chair; the Committee makes arrangements for the appropriate funding for payment of the external auditors and any advisors retained by it. The board also provides appropriate funding for all administrative expenses necessary or appropriate to allow the Audit Committee to carry out its duties.

The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues, as appropriate. In addition, each must meet separately with the Audit Committee, without management, twice a year, and more frequently as required; the Audit Committee must also meet separately with management twice a year, and more frequently as required.

The Audit Committee shall report to the board regularly on its deliberations and annually on the adequacy of its mandate.

Nothing contained in the above mandate is intended to assign to the Audit Committee the board’s responsibility to ensure CN’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the directors or the members of the Audit Committee. Even though the Audit Committee has a specific mandate and its members may have financial experience and expertise, it is not the duty of the Audit Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Such matters are the responsibility of management, the internal auditors and the external auditors.

Members of the Audit Committee are entitled to rely, absent knowledge to the contrary, on (i) the integrity of the persons and organizations from whom they receive information, (ii) the accuracy and completeness of the information provided, and (iii) representations made by management as to the non-audit services provided to the Company by the external auditors.

The Audit Committee’s oversight responsibilities are not established to provide an independent basis to determine that (i) management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures, or (ii) the Company’s financial statements have been prepared and, if applicable, audited in accordance with generally accepted accounting principles or generally accepted auditing standards.

SCHEDULE D

DIRECTOR INDEPENDENCE CRITERIA

CN’s Articles of Continuance, as amended, provide that its board shall consist of a minimum of seven and a maximum of 21 directors.

The Corporate Governance and Nominating Committee regularly reviews with the board chair the size and composition of CN’s Board and that of its committees to favour effective decision-making. The Corporate Governance and Nominating Committee also considers the geographical representation, business background, personal qualities and diversified experience of the board as a whole in the context of CN’s evolving business environment. Finally, the Corporate Governance and Nominating Committee regularly monitors board membership to ensure that the board functions effectively, taking into consideration CN’s circumstances and requirements.

Independent directors comprise a substantial majority of CN’s board.

In determining whether or not a director is “Independent”, as that term is defined in the Canadian Corporate Governance Standards and the US Corporate Governance Standards, the board considers all material relationships that a director may have with CN. In addition, a director is not independent if:

(a)	the director is, or has been within the last three years, an employee of CN, or an immediate family member of the director is, or has been within the last three years, an executive officer of CN;

(b)	the director has received, or has an immediate family member who has received, during any twelve-month period within the last three years, more than $CAD 75,000 in direct compensation from CN, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

(c)	(A) the director or an immediate family member of the director is a current partner of a firm that is CN’s internal or external auditor; (B) the director is a current employee of such firm; (C) the director has an immediate family member who is a current employee of such firm and who participates in the firm’s audit, assurance or tax compliance (but not tax planning) practice; or (D) the director or an immediate family member was within the last three years (but is no longer) a partner or employee of such firm and personally worked on CN’s audit within that time;

(d)	the director or an immediate family member of the director is, or has been within the last three years, employed as an executive officer of another entity where any of CN’s present executive officers at the same time serves or has served on that entity’s compensation committee;

(e)	the director is a current employee, or an immediate family member of the director is a current executive officer, of a company that has made payments to, or received payments from, CN for property or services in an amount which, in any of the last three fiscal years, exceeds the greater of $US 1million, or 2% of such other company’s consolidated gross revenues.

(f)	the director is a current employee or an immediate family member of the director is a partner or executive officer of a firm that receives payments from CN for professional services in an amount which, in any of the last three fiscal years, exceeds 3% of the total annual billing of the firm.

(g)	the director or an immediate family member of the director is an executive officer, director or trustee of a not-for-profit organization that has received charitable contributions from CN in an amount which, in any of the last three fiscal years, exceeds 1% of that organization’s total annual charitable receipts (CN’s contributions matching employee contributions being excluded from such calculation).

In its determination as to the independence of directors, the board may also consider mutual and reciprocal directorships of Board members.

In order to be considered Independent, a member of the Audit Committee must also qualify as such under the applicable Canadian Corporate Governance Standards and U.S. Corporate Governance Standards, and as such may not, other than in his or her capacity as a director or member of a board committee and subject to the exceptions provided in Canadian and U.S. laws and regulations, accept directly or indirectly any fee from CN or any subsidiary of CN nor be an affiliated person of CN or any subsidiary of CN. The board discloses annually which directors qualify as Independent.

Item 3

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MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9	Security Class	123

	Holder Account Number

	C1234567890	X X X

Form of Proxy - Annual Meeting to be held on Friday, April 21, 2006

Notes to Proxy

1.	Every shareholder has the right to appoint some other person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3.	This form of proxy should be signed in the exact manner as the name appears on the proxy.
4.	This form of proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Shareholders and Information Circular.
5.	If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
6.	The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted "FOR" items 1 and 2 and in favour of management’s proposals generally.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

Voting by mail is the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.	- - -
Instead of mailing this proxy, you may choose to vote using the Internet to vote this proxy.	Fold
To Receive Documents Electronically - You can enrol to receive future securityholder communications electronically after you vote using the Internet. If you don't vote online, you can still enrol for this service. Follow the instructions below.

•	Go to the following web site: www.computershare.com/proxy	•	You can enroll to receive future securityholder communications electronically, by visiting www.computershare.com - click "Enroll for e-delivery" under the Shareholder Services menu.
•	Proxy Instructions must be received by 5:00 pm, (Montréal time), April 20, 2006.

To vote by the Internet, you will need to provide your HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

HOLDER ACCOUNT NUMBER    C1234567890        ACCESS NUMBER    12345

If you vote by Internet, DO NOT mail back this PROXY.
Proxies submitted must be received by 5:00 pm, (Montréal time), on APRIL 20, 2006

00BG3F

+	MR SAM SAMPLE	C1234567890	+

XXX 123

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder
I/We being holder(s) of Common Shares of Canadian National Railway Company hereby appoint: David G.A. McLean, or failing him, E. Hunter Harrison	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Board or the President and Chief Executive Officer of the Company.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or, in the case of amendments and new points brought before the Meeting, as the proxyholder sees fit) at the Annual Meeting of Shareholders of Canadian National Railway Company to be held in the Venetian Room of The Peabody Memphis hotel, 149 Union Avenue, Memphis, Tennesse (U.S.A.), on Friday, April 21, 2006, at 9:00 am. (Memphis time), and at any adjournment thereof.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. Michael R. Armellino			06. Ambassador Gordon D. Giffin			11. Robert H. Lee			--- Fold

02. A. Charles Baillie			07. James K. Gray			12. Denis Losier

03. Hugh J. Bolton			08. E. Hunter Harrison			13. The Hon. Edward C. Lumley

04. Purdy Crawford			09. Edith E. Holiday			14. David G.A. McLean

05. J.V. Raymond Cyr			10. V. Maureen Kempston Darkes			15. Robert Pace

2. Appointment of Auditors	For	Withhold

Appointment of KPMG LLP as Auditors

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.	- - -
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I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management (i.e. FOR the election of management's nominees as directors and FOR the appointment of KPMG LLP as Auditors).

Signature(s)

Date

Quarterly reports	Annual report
To reduce costs and help protect the environment, we will not send CN's quarterly reports, unless you tell us that you want to receive them by checking the box below. You will be required to complete this request on an annual basis	By law, we must send you our annual financial statements and related management's discussion and analysis (MD&A), unless you tell us that you do not want to receive them by checking the box below.

Please send me CN's quarterly reports	Please do not send me CN's annual financial statements and MD&A
If you do not check the box above or do not return this form, we will assume that you do not want to receive CN's quarterly reports.	If you do not check the box above or do not return this form, we will assume that you want to receive CN's annual financial statements and MD&A.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

■      999999999999            001111            9XX            AR2                                    CNRQ      +

00BG4E

Item 4

Certain information included in this Annual Report may be forward-looking statements within the meaning of United States and Canadian securities laws. Implicit in these statements is the assumption that the positive economic trends in North America and Asia will continue. This assumption, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the specific risks set forth in Management’s Discussion and Analysis contained in this Annual Report as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

It’s been a great run. As the first true scheduled railroad with a string of other industry-leading initiatives – innovative service improvements, interline routing protocols, unique labor agreements and more – CN has proven in its first decade as a public company that unconventional thinking and relentless focus on execution can bring unprecedented performance. We now intend to prove something else: We really have only begun to leverage the innovative model we have created.

	Contents

1	It’s been a great run	39	Doing the right thing	Except where otherwise indicated, all financial information reflected in this document is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP).
12	A message from E. Hunter Harrison	42	Glossary of terms
14	Financial summary	43	Financial Section (U.S. GAAP)
20	Investing to support future growth	101	Non-GAAP Measures – unaudited
24	SmartYard: the future of rail yard management	102	Corporate Governance
28	Taking performance to the next level	103	2005 President’s Awards for Excellence
32	Pursuing opportunity at Prince Rupert	104	Board of Directors
36	CN at a glance	106	Chairman of the Board and Executive Officers of the Company
38	A message from the Chairman	107	Shareholder and investor information

Canadian National Railway Company	1

A GREAT RUN: CN 1995–2005

Operating ratio improvement
of more than 25 points
25

Canadian National Railway Company	2

89.0%

from 89.0%* to 63.8%

63.8%

* Adjusted to exclude items affecting the comparability of the results of operations. See page 101 of this report for a reconciliation of this non-GAAP measure.

Canadian National Railway Company	3

A GREAT RUN: CN 1995–2005

Diluted earnings per share
growth rate of 21%*
21%

* Compound annual growth rate

Canadian National Railway Company	4

$0.85

from $0.85* to $5.54

$5.54

* Adjusted to exclude items affecting the comparability of the results of operations. See page 101 of this report for a reconciliation of this non-GAAP measure.

Canadian National Railway Company	5

A GREAT RUN: CN 1995–2005

Market capitalization
up more than 12-fold
12x

Canadian National Railway Company	6

$2B

from $2 billion to $25 billion

$25B

Canadian National Railway Company	7

A GREAT RUN: CN 1995–2005

From negative free cash flow*
to more than $1 billion

* See page 101 of this report for a reconciliation of this non-GAAP measure.

Canadian National Railway Company	8

-$118M

from -$118 million to $1.3 billion

$1.3B

Canadian National Railway Company	9

A GREAT RUN: CN 1995–2005

9
Nine* consecutive
dividend increases

* In January 2006, the Company announced its tenth consecutive dividend increase.

Canadian National Railway Company	10

$0.27

from $0.27 to $1.00

$1.00

Canadian National Railway Company	11

Canadian National Railway Company	12

A message from
E. Hunter Harrison

Dear fellow shareholders: What a great run. The accomplishments and results that CN has been able to achieve in its first 10 years as a public company are nothing short of spectacular. Some of the things we have done are beyond anything I have seen in my 40 years in this business. While our culture is never to be satisfied, there’s a certain amount of pride among all of us at CN. Because it has been anything but easy.

      I first came aboard CN back in 1998 with the CN-IC merger. At that time, CEO Paul Tellier and his team had already established a very powerful track record of doing exactly what they said they’d do – and they were surprising a lot of people. CN was the most improved railroad in North America, and driving rapid change had become an integral part of its culture. My role was to accelerate the pace of change and help take the company to the next level.

      My focus then was on the same five principles we emphasize today: deliver great service, control your costs, use your assets well, don’t get anybody hurt, and develop your people. I’m a detail guy, and I pay a great deal of attention to the first four, but my emphasis is on the fifth principle, our people, because that’s what drives everything else.

      And as we entered a new period of rapid, profound change, people sometimes became emotional. I remember a meeting I had with the CN account manager for one of our largest customers. He was upset with some rightsizing and bureaucracy reductions we had made in our marketing group. He said, “You’ve taken away my analyst here, you’ve taken away my sales person there, you’ve taken away this, you’ve taken away that. And you expect me to still manage this account?” This was the only account he managed. I got a little excited myself, and I might have raised my voice a little – I said, “Excuse me. Let me ask you a question. Exactly what is it that you do?”

      Long story short, that account manager became a believer. And we got one small step closer to the culture of precision and execution we were trying to build. Six months later, he was proud of how significantly the service he was able to offer his customer had improved.

     That’s what inspires me: creating believers, one person at a time. The men and women of CN, more and more each day realizing that we are all railroaders, working hard at getting better at precision railroading every day. The passion and dedication of our people are what make me so confident that our great run is far from over.

Another year of excellent performance CN delivered another solid year of financial performance in 2005. Volumes, in revenue ton miles, grew by 3 per cent year-over-year. Total revenues reached $7,240 million for the

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Financial summary

$ in millions, except per share data, or unless otherwise indicated	2005	2004(1)	2003(2)

Financial results

Revenues	$ 7,240	$ 6,548	$ 5,884

Operating income	2,624	2,168	1,777

Net income	1,556	1,258	1,014

Diluted earnings per share	5.54	4.34	3.49

Dividend per share	1.00	0.78	0.67

Net capital expenditures	1,180	1,072	1,043

Financial position

Total assets	22,188	22,365	20,337

Long-term debt, including current portion	5,085	5,164	4,658

Shareholders’ equity	9,249	9,284	8,432

Financial ratios (%)

Operating ratio	63.8	66.9	69.8

Debt-to-total capitalization	35.5	35.7	35.6

(1)	2004 includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.
(2)	The Company’s financial results include items affecting the comparability of the results of operations as discussed in the Company’s Management’s Discussion and Analysis (MD&A) on page 53.

(1)	Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.
(2)	2003 adjusted to exclude items affecting the comparability of the results of operations. See discussion and reconciliation of this non-GAAP adjusted performance measure in the Company’s MD&A on page 53.

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We’re going to focus on improving the execution of our model, and continue our search for new areas to achieve breakthrough results.

year, an 11 per cent increase over the $6,548 million we reported for 2004. When you exclude the negative translation impact of the stronger Canadian dollar on our U.S. dollar-denominated revenues – approximately $260 million for the year – CN revenues grew 15 per cent. At $5.54, diluted earnings per share increased by 28 per cent in 2005, compared with $4.34 in 2004.

     We established a new record operating ratio for the year at 63.8 per cent, taking another 3.1 points off our previous record of 66.9 per cent set in 2004. This performance was made possible by our continued focus on financial and operating discipline.

      We also continued to deliver extraordinary free cash flow growth, generating $1,301 million in 2005, compared with $1,025 million in 2004.* Strong free cash flow provides us maximum flexibility in our efforts to deliver long-term growth and pursue investment opportunities. It also allows us to further reward our shareholders: In July of 2005, CN announced its intention to repurchase up to 16 million shares of stock in the ensuing 12 months. This followed the successful completion of a 14 million-share buyback program announced in October 2004. In addition, the Board approved CN’s tenth consecutive dividend increase in January 2006.

      A look at operating measures is equally encouraging. Across our network, we delivered solid on-time performance in 2005 with a tight window of compliance, closing in on 90 per cent for all carload business. On a comparable year-over-year basis (excluding GLT and BC Rail), average car velocity – the number of miles traveled per day from origin to destination – increased by close to 9 per cent, while locomotive fleet productivity – in gross ton miles per horsepower – increased by 5 per cent. Our product and service quality have never been better, and we intend to continue our efforts to improve.

A sobering reminder The year 2005 would be an unmitigated success for our company and our unique precision railroading approach if not for a number of accidents that humbled us and reminded us of the risks of this business, including a derailment and spill in western Canada, and accidents in Mississippi and Alberta that cost five CN employees their lives.

      The derailment at Alberta’s Wabamun Lake in early August caused environmental damage. We moved quickly after the incident to work with public authorities and local residents and to begin a comprehensive process to contain and remediate the environmental impact of the spill.

      We also experienced a derailment in the Squamish area, which resulted in the release of caustic soda into the Cheakamus River. Although the chemical was

* See page 57 of this report for a reconciliation of this non-GAAP measure.

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diluted and effectively neutralized within 24 hours, harm was done to the fish population. We are continuing to work with the regulatory agencies and local stakeholders to remediate the current and long-term effects of the spill. Part of this work includes a $1.25 million fish re-stocking program with the Pacific Salmon Foundation.

     But what hurt most were accidents involving four fatalities in Mississippi and one in Alberta in 2005. I knew most of the men who died. They were good people with families, experienced railroaders who loved their jobs. Due to the nature and severity of the Mississippi accident, we will likely never know exactly what caused it. The loss of life we sustained in 2005 will remain with me for a long, long time.

      Over the years, CN has consistently been one of the safest railroads in North America. Safety has always been a top priority at CN and we continue to invest considerable resources in safety, technology and employee education throughout our company. In the wake of the unfortunate events of 2005, and although the cause of the derailments remains under investigation, we have implemented a number of specific initiatives to further enhance our efforts to reduce the incidence and mitigate the impact of derailments, including: increased rail testing, installation of additional Wheel Impact Load Detectors, more extensive locomotive engineer training and efficiency testing, auditing of track inspections and computerized track inspection logs. We’ve also taken steps to enhance CN’s emergency response plan including a more comprehensive community communications plan.

      However good a railroad’s accident or injury frequency ratio may be, 2005 was a painful reminder that even one accident can be devastating because of the potential impact on human life. We’re more determined than ever to excel in this critical aspect of railroading.

Getting to the next level One of the hallmarks of the CN culture is our focus on continuous improvement and innovation. Across our entire business, we are always looking for ways to move performance to the next level – we have done this throughout our 10 years as a public company. Our scheduled service model is a first in the history of railroading. And the list goes on…Our historic hourly labor agreements. Our innovative Intermodal Excellence (IMX) and Carload Excellence (CX) products. Our first-of-its-kind customer service department. Our leadership in establishing routing protocols with the four major U.S. Class I rail carriers.

      We are continuing to lead in the use of technology to manage our network. A few years ago, we developed TOPC (Train Operations Planning and Control), a

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We expanded our unique “Hunter Camps” program, conducting 12 sessions across the company in 2005.

proprietary system that enables management to see, in real time, every train throughout the network and its trip-plan status. We also designed DataCity, a computer scorecard updated at the end of every day – and you can be sure it appears on my screen every morning – that tracks key performance measurements such as on-time performance overall or by train, average cost per train, bad order per car ratio, key crew information and more.

     The latest technology tool with breakthrough potential is SmartYard, which uses embedded, best-practice-based rules and logic to dramatically enhance CN yardmasters’ and terminal operators’ ability to manage the complexity of yard operations. The two modules, Workload Planner and SmartAnalyst, are in use on a pilot-project basis at our MacMillan Yard. We expect to integrate the two modules into a single platform and migrate this to other CN hump yards throughout 2006.

It’s still about people Technology is important, and I believe ours leads the industry, but the systems I described are just tools. The real drivers of future success are the passion, skills and dedication of our people. But what separates companies is not what they say about the importance of people – it’s what they do to develop them. At CN, we have been focused for years on developing a culture of difference-makers through a number of innovative programs. Our “Railroad MBA” executive training program is still going strong. And we have expanded our “Hunter Camps,” in which I spend three days with small groups of employees to talk about how we work and why.

      You see, what many people fail to recognize is the fact that our unique precision railroading model is still in its infancy. We are going to get better and better at this. We are still in a learning curve. There are a lot of things that we haven’t yet thought of. We are going to continue to focus intensely on discovering those things.

      Every year I say it, and every year everyone at CN works very hard to prove me right: It’s been a great run, and I believe it is nowhere near over.

Sincerely,

E. Hunter Harrison
President and Chief Executive Officer

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We see a	great
future ahead.

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CN’s precision railroading model, combined with the passion of its people, is a powerful engine for growth. We’re looking at every possible way to become better railroaders and working to improve the quality of our service. We’re going to seek growth in the same way we have up to this point: by providing shippers a transportation product that keeps getting better, faster, more efficient and more reliable.

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Investing to support future growth

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Improving our infrastructure for
enhanced network velocity, reliability
and cost efficiency.

“Longer sidings mean fewer train starts, reduced dispatching, maintenance and crew costs, and increased network velocity – and we’ll accomplish this by reusing existing assets. After completion in western Canada, we’ll expand the program to our network in the east.”

Peter Marshall,
CN Senior Vice-President, Western Canada Region

An increasing flow of multi-commodity steamship traffic to and from Asia; a beetle-kill in British Columbia that is expected to generate a surge in forest product production; the oil sands project in Alberta; the migration of Quebec paper from truck to rail; the resurgence of coal and iron ore; the rebuilding of New Orleans and the Gulf Coast – we see numerous growth opportunities on the horizon for CN’s unique franchise.

Throughout 2005, and in 2006 and beyond, CN invested and will continue to invest in its physical plant to support profitable growth. We increased reliability and fuel efficiency with the continued acquisition of new locomotives. We began the process of developing a more versatile car fleet, reducing the number of specialized cars in favor of more generic ones that are able to serve a wider range of customers. In western Canada, we are moving and combining obsolete short sidings, reusing rail, ties, switches and other materials to create better-placed, longer sidings at the lowest possible cost.

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With transatlantic and transpacific shipping traffic continuing to rise, international carriers such as Evergreen – and their customers – benefit from CN’s continuously improving reliability and network capacity. Shown are Thomas Chen, President, Evergreen America Corporation (right) and JC Chartrand, CN Account Manager, reviewing a trip plan.
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SmartYard: the future of rail yard management

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A powerful tool to reduce dwell
time, support schedule integrity and
improve yard productivity.

“SmartYard takes input from multiple CN systems, combines the data, and models the optimal sequence for cars in yard inventory – continuously adjusting to the variables and constantly changing conditions of a busy rail network.”

Keith Creel,
CN Senior Vice-President,
Eastern Canada Region

Anyone familiar with railroading knows that managing a rail yard is a highly complex and challenging task. Especially in larger classification yards, constantly shifting traffic conditions make it extremely difficult to coordinate the jobs of multiple departments – transportation, engineering, mechanical, motive power – while assembling and clearing trains within the demanding schedules of precision railroading.

To drive breakthrough improvements in rail yard efficiency, CN has developed SmartYard, a computer program that makes decision-making easier and more effective in a highly dynamic, live environment. SmartYard consists of two modules: Workload Planner, which creates, communicates and continuously updates the car processing plan for all users; and SmartAnalyst, which identifies and analyzes every possible combination and outcome for sequencing cars. SmartYard is being implemented on a pilot-project basis at CN’s MacMillan Yard; the plan is to expand it to other CN yards starting in mid-2006. Once this is under way, the next element of SmartYard will be Dynamic Track Assignment, which is designed to optimize classification-track capacity in sync with Workload Planner and SmartAnalyst.

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With our ongoing efforts to perfect and implement SmartYard across the CN system, we expect to improve transit times and reliability for our customers. Fausto Santos, Traffic Coordinator at CN’s MacMillan Yard, is already experiencing how
SmartYard simplifies management of a very complex function.

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The best-route focus of the routing protocol agreements between CN and all four U.S. Class I carriers is proving to be a boon for customers like containerboard producer Norampac. Jim Quart, General Manager, Transportation of Norampac, Inc., reviews routing options with Suzanne Dales, CN Account Manager.

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IMX, CX and the routing protocols:
making innovation work.

“The Routing Precision module of CN’s proprietary DataCity technology enabled us to ensure compliance with the new routing protocols – it’s one thing to get the agreement, quite another to get it fully implemented. We are now more than 98 per cent there.”

François Hébert,
CN Vice-President,
Network Strategies

Intermodal Excellence (IMX), CN’s application of the discipline of scheduled railroading to manage the complexity of intermodal trans- portation, continues to deliver highly competitive transit time and reliability for customers. The key to growing intermodal through IMX resides in further improving velocity, expanding U.S. gateways with other carriers, port expansions such as Prince Rupert and, in IMXtra, the addition of storage capacity at CN terminals to provide shippers with additional flexibility in managing container pick-up and drop-off.

Carload Excellence (CX) is the innovative use of IMX techniques to further improve carload performance. CN’s DataCity technology provides key carload information on a daily basis, from average cost and on-time performance to bad-order cars. Another critical element of CX success resides in the routing protocol agreements completed in 2004 and 2005 between CN and the four major U.S. Class I carriers, in which the shortest routes and best gateways are selected for CN traffic interchange with U.S. carriers. Routing protocols also enable instant Web-based interline pricing, a feature that enhances rail’s competitiveness with truck transportation.

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Prince Rupert, with its new container terminal planned for 2007, will provide much-needed port capacity to handle rapidly increasing international shipping traffic. Served exclusively by the CN network, the new terminal will be operated by Maher Terminals of Canada Corporation, one of the world’s largest independent multi-user terminal operators.

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A new gateway for growth for
CN’s intermodal, coal, grain and
other backhaul businesses.

“In my travels to China, I found that Prince Rupert already is on the minds of people making decisions about the sourcing and routing of natural resources imports. Our north line to Rupert could be huge not only for CN intermodal but also for our bulk and merchandise businesses.”

Jean-Jacques Ruest,
CN Vice-President, Marketing

British Columbia’s Prince Rupert is 30 hours closer to Asia than any other North American port. It is the west coast’s deepest port, able to easily accommodate the world’s largest ocean vessels. It is less congested than other ports and is ice-free all year. The port is served exclusively by a high-quality, high-capacity but underutilized CN rail line that provides excellent access to Toronto, Chicago and other key North American gateways. And in 2005, CN, the Prince Rupert Port Authority and a major container terminal operator announced plans to open a new, state-of-the-art container terminal in 2007.

For CN, Prince Rupert is more than an intermodal opportunity. We already have a coal terminal and grain elevator there, both of which can handle significant additional volumes with very little capital investment. And we are planning a facility to put specialty grains into containers, as well as a multi-commodity facility to handle lumber, pulp and other products – all to maximize backhaul opportunities for CN and the steamship lines that call at Prince Rupert.

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CN at a glance	Statistical Summary

		2005	2004	(1)	2003
CN derives revenue from a balanced mix of goods moving over a network of approximately 19,200 route miles of track spanning North America. CN is the only rail network on the continent to connect three coasts – the Pacific, the Atlantic and the Gulf of Mexico.
	Route miles (includes Canada and the U.S.)	19,221	19,304		17,544

	Carloads (thousands)	4,841	4,578		4,100

	Gross ton miles (millions)	342,894	332,807		313,593

	Revenue ton miles (millions)	179,701	174,240		162,152

	Employees (average for the year)	22,246	22,470		22,012

	Diesel fuel consumed (U.S. gallons in millions)	403	391		374

	Average fuel price per U.S. gallon (dollars)(2)	1.72	1.30		1.21

	(1) Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.	Certain of the comparative statistical data have been restated to reflect changes to estimated statistical data previously reported.
	(2) Includes the impact of the Company’s hedging program.

	2005 data

		Freight revenues	Revenue ton miles (RTM)		Freight revenue per RTM
		(millions)	(millions)		(cents)

	Petroleum and chemicals	$1,096	31,235		3.51

	Metals and minerals	837	16,848		4.97

	Forest products	1,738	42,330		4.11

	Coal	331	13,576		2.44

	Grain and fertilizers	1,119	40,393		2.77

	Intermodal	1,270	32,184		3.95

	Automotive	514	3,135		16.40

	Petroleum and chemicals	Metals and minerals	Forest products
We believe the balance of our commodity mix positions us well to face economic fluctuations and enhances our potential to grow revenues.
	Petroleum and chemicals comprises a wide range of commodities including chemicals, sulfur, plastics, petroleum and gas products. Most of CN’s petroleum and chemicals shipments originate in Alberta, eastern Canada and the Gulf of Mexico, and are destined for customers in Canada, the United States and overseas.	CN’s metals and minerals commodity group consists primarily of non-ferrous base metals, iron ore, steel, equipment and parts and construction materials. The company’s unique rail access to major mines, ports and smelters throughout North America has made the company a leader in the transportation of copper, lead, zinc concentrates, iron ore, refined metals and aluminum.	CN is one of the largest carriers of forest products in North America. This commodity group includes various types of lumber, panels, wood chips, wood pulp, printing paper, linerboard and newsprint. In Canada, CN enjoys superior access to the major fiber-producing regions. In the United States, CN is strategically located to serve both the Midwestern and southern U.S. corridors with interline capabilities to other Class I railroads.

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Coal	Grain and fertilizers	Intermodal	Automotive

CN moves both Canadian and U.S. thermal coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada. U.S. thermal coal is transported from mines in southern Illinois or from western U.S. mines via interchange with other railroads to utilities in the Midwest and southeastern United States. CN also moves metallurgical coal to export markets via the Canadian west coast ports of Vancouver and Prince Rupert.	CN’s grain and fertilizers business transports commodities from western Canada and the U.S. Midwest. The majority of western Canadian grain carried by CN is for export. In the United States, CN handles grain grown in Illinois and Iowa for export, as well as for domestic processing facilities and feed markets. CN also serves producers of potash, urea and other fertilizers.	CN’s innovative IMX intermodal service consists of two segments. The first segment, domestic, is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels. The second, the international segment, handles import and export container traffic, serving the ports of Vancouver, Montreal, Halifax and New Orleans.	CN is a leading carrier of automotive products originating in southwestern Ontario, Michigan and Mississippi. This commodity group moves both finished vehicles and parts within the United States, Canada and Mexico. CN also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads.

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A message from the Chairman

Dear fellow shareholders: It is hard to believe 10 years have passed since CN’s highly successful IPO. The results presented in the first few pages of this annual report express the story from various perspectives. Needless to say, it has been a great decade by any measure!

      The numbers are but a small part of CN’s remarkable story. It is a story of focus and leadership from many people throughout CN, burnished by a decade of experience that still benefits our company today.

      The decision to acquire the Illinois Central Railroad certainly is a key milestone, a move that brought the railroading acumen and leadership of Hunter Harrison to CN – Hunter has proven to be an individual that I have no doubt will be viewed by future generations as one of this industry’s great leaders.

      We feel a deep sense of pride and accomplishment as we pause to reflect on this, our tenth year. We are proud of the strong performance each year of CN – never content with the status quo, but always striving for excellence in both leadership and innovation.

      As Chairman of the Board, I am also proud to say that this tradition extends to our approach to corporate governance. Ever since our first days as a public company, the Board has been committed to developing and continuously improving upon best practices in governance. This commitment continued in 2005 with a number of actions taken by the CN Board.

      We divided the Board’s Audit, Finance and Risk Committee into separate Audit and Finance committees. The change allows the Audit Committee to focus on financial reporting and accounting matters, while the Finance Committee concentrates on financial strategy. Further, we realigned committee membership after the 2005 annual meeting to better match the skills of the directors with the mandates of the committees.

      We strengthened the independence criteria for Board membership earlier in the year, and we created a clear mandate for all our committee chairs. We also continued to align our governance practices with the new best practice guidelines for corporate governance issued by the securities regulators throughout North America. CN is consistently ranked near the top by the organizations that rate corporate governance performance every year.

      Also in 2005, we approved a comprehensive communications policy to strengthen assurance that our disclosures to shareholders are timely, accurate and complete.

      Our Directors are very committed to CN and I thank each of them for their dedication to creation of shareholder value as they all work diligently to make CN a better company. I would also like to express the Board’s gratitude to Gilbert H. Lamphere, who retired in 2005 from CN’s Board, for his contribution to the company over the past seven years.

     To our shareholders, we thank you for your continued support. We are dent as we look to CN’s future that the company will continue to provide some of the best leadership in the industry. We will never be complacent – there are still many mountains to climb.

Sincerely,

David McLean, O.B.C., LL.D
Chairman of the Board

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During Safe Crossing Day, CN Police officers like Constable Sam Masanotti showed children how and when to cross railroad tracks safely.

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Special agent Michael Landini CN Police, spoke to hundreds of motorists in a company-wide highway/rail crossing safety blitz during Rail Safety Week 2005.

Doing the right thing
drives CN’s business strategies, our internal policies and our activities in the community. For us, nothing is more important than the safety of our employees, customers and the people who live, work and play in the communities along our tracks.

Every day, we strive to do better than we did the day before and to make sure everyone goes home safely.

      Each person who works at CN can hear the distinctive voice of our leader, Hunter Harrison, saying, “Don’t get anybody hurt.” Safety is a key value here, and one we all take to heart.

All Aboard for Safety picked up speed in 2005

     All Aboard for Safety is the name we created in 2004 for a program we have run for more than 20 years to help educate children and adults in the community about railroad safety.

     As part of the program each year, CN Police officers talk to more than a quarter of a million adults and children

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(Left) Special agent Michael Landini, CN Police, spoke to hundreds of motorists in a company-wide highway/rail crossing safety blitz during Rail Safety Week 2005.	Safe Kids Canada and CN launched the Safe Crossing Program in October to help parents teach their children how to be safe near railroad crossings.

about the importance of safety and about the dangers of walking and playing on or near our tracks. And of course, no child ever forgets meeting CN’s safety train, Little Obie, the reduced-scale CN locomotive with a full-scale train horn that visits communities all over Canada and the United States all year long.

      In 2005, we raised the profile of our program by developing an All Aboard for Safety logo that we use in community education materials and displays, at CN-sponsored events and in our corporate advertising.

      Our overall goal? To help reduce injuries and fatalities on and near our tracks and property and to raise awareness of the importance of railroad safety.

Going the extra mile during Rail Safety Week

Rail Safety Week is an annual event in Canada, but we know safety does not stop at the border. So we made it a North American effort. Between April 25 and May 1, 2005, CN Police officers conducted safety blitzes at highway/rail crossings in nearly 100 towns and cities in Canada and the United States.

      The safety blitzes were aimed at increasing motorists’ awareness about crossing safety and reminding pedestrians about the dangers of trespassing on railroad property.

Safe Crossing Day targeted parents in 2005

When a Safe Kids Canada survey indicated that only 30 per cent of parents polled had talked to their children about railroad safety within the past year, we knew we had found a problem that needed to be addressed. All parents try to teach their children about crossing streets safely; why not railroad tracks?

      CN teamed up with Safe Kids Canada, the national injury prevention program, to develop the Safe Crossing Program, designed to encourage parents, educators and caregivers to teach children about safe behavior around railroad tracks. Program materials included a parent tip sheet, brochure, poster and Web-based toolkit filled with information, educational activities and discussion topics for conversation. CN and Safe Kids Canada declared October 27, 2005 Safe Crossing Day. To promote the program, CN Police officers visited elementary schools in 10 cities across Canada and conducted Safe Crossing activities with children.

We don’t do it alone

We know the All Aboard for Safety program won’t have the impact we desire without help. So we work with law enforcement agencies, fire fighters, emergency medical service providers, hospitals and leading community safety organizations in Canada and the United States to help promote railroad safety.

      In addition to Safe Kids Canada, our major partners include Operation Lifesaver, a public education program to promote railroad safety, Safe Communities Foundation, an organization that helps communities implement safety programs, SMARTRISK, an injury-prevention organization, and Mothers Against Drunk Driving (MADD).

      Working together is a dialog of caring – and it helps make our communities safer places to live.

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Glossary of terms

Average length of haul – The average distance in miles one ton is carried. Computed by dividing total ton miles by tons of freight.

Carload – A one-car shipment of freight from one consignor to one consignee.

Car velocity – Car velocity is an average speed calculation, expressed in miles per day, of the car movements from time of release at one location to arrival at the destination.

Class I railroad – As determined by the Surface Transportation Board, a freight railroad with annual operating revenues that exceed a threshold indexed to a base of $250 million in 1991 U.S. dollars. The threshold in 2004 was $289.4 million.

Gross ton miles – The number of tons behind the locomotives (cars and contents) including company service equipment multiplied by the miles of road moved from originating to destination stations on a designated railroad.

Intermodal service – In railroad transportation, the movement of trailers or containers on railroad freight cars.

Linehaul – The movement of trains between terminals and stations on the main or branch lines of the road, exclusive of switching movements.

Main track – A track extending through and between stations upon which trains are operated.

Operating ratio – The ratio of operating expenses to operating revenues.

Revenue ton mile – The movement of a ton of freight over one mile for revenue.

Right-of-way – A strip of land of various widths upon which a rail track is built.

Rolling stock – Transportation equipment on wheels, especially locomotives and freight cars.

Route miles – The miles of right-of-way owned or leased and operated by the designated railroad. Route miles exclude mainline trackage operated under trackage rights. In multiple track territories only one mainline track counts as route miles.

Scheduled railroad – Running a scheduled railroad is a disciplined process that handles individual car movements according to a specific plan where possible and that manages expectations to meet agreed-upon customer commitments.

Siding – A track auxiliary to the main track for meeting or passing trains, or in the case of industrial siding, a track serving various industrial customers.

Trip plan – A trip plan is a detailed chain of train handling events describing how a car(s) can be handled from the shipper’s door to the consignee’s door. Trip plans are expressed in hours and are tailored to a specific customer location, day of week and time of release.

Unit train – A train with a fixed, coupled consist of cars operated continuously in shuttle service under load from origin and delivered intact at destination and returning usually for reloading at the same origin.

Waybill – The document covering a shipment and showing the forwarding and receiving stations, the name of consignor and consignee, the car initials and number, the routing, the description and weight of the commodity, instructions for special services, the rate, total charges, advances and the waybill reference for previous services, and the amount prepaid.

Yard – A system of tracks within defined limits, designed for switching services.

Yard dwell – Yard dwell is the average duration, expressed in hours, that cars spend in a specific operating terminal.

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Financial Section (U.S. GAAP)

Contents

Canadian National Railway Company

44	Selected Railroad Statistics
45	Management’s Discussion and Analysis
69	Management Report
69	Report of Independent Registered Public Accounting Firm
70	Consolidated Statement of Income
71	Consolidated Statement of Comprehensive Income
72	Consolidated Balance Sheet
73	Consolidated Statement of Changes in Shareholders’ Equity
74	Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

75	1	Summary of significant accounting policies
77	2	Accounting changes
78	3	Acquisitions
79	4	Accounts receivable
79	5	Properties
80	6	Intangible and other assets
80	7	Credit facility
80	8	Accounts payable and accrued charges
80	9	Other liabilities and deferred credits
82	10	Long-term debt
83	11	Capital stock
83	12	Stock plans
85	13	Pensions
87	14	Other income (loss)
87	15	Income taxes
88	16	Segmented information
89	17	Earnings per share
89	18	Major commitments and contingencies
92	19	Financial instruments
93	20	Other comprehensive income (loss)
94	21	Reconciliation of United States and Canadian generally accepted accounting principles
100	22	Subsequent event
100	23	Comparative figures

U.S. GAAP	Canadian National Railway Company	43

Selected Railroad Statistics

Year ended December 31,	2005	2004(1)	2003

Statistical operating data
Freight revenues ($ millions)	6,905	6,252	5,694
Gross ton miles (GTM) (millions)	342,894	332,807	313,593
Revenue ton miles (RTM) (millions)	179,701	174,240	162,152
Carloads (thousands)	4,841	4,578	4,100
Route miles (includes Canada and the U.S.)	19,221	19,304	17,544
Employees (end of period)	21,540	22,679	21,489
Employees (average during period)	22,246	22,470	22,012

Productivity
Operating ratio (%)	63.8	66.9	69.8
Freight revenue per RTM (cents)	3.84	3.59	3.51
Freight revenue per carload ($)	1,426	1,366	1,389
Operating expenses per GTM (cents)	1.35	1.32	1.31
Labor and fringe benefits expense per GTM (cents)	0.54	0.55	0.54
GTMs per average number of employees (thousands)	15,414	14,811	14,246
Diesel fuel consumed (U.S. gallons in millions)	403	391	374
Average fuel price ($/U.S. gallon) (2)	1.72	1.30	1.21
GTMs per U.S. gallon of fuel consumed	851	851	838

Safety indicators
Injury frequency rate per 200,000 person hours	2.4	2.6	2.9
Accident rate per million train miles	1.6	1.6	2.0

(1)	Includes GLT and BC Rail from May 10, 2004 and July 14, 2004, respectively.
(2)	Includes the impact of the Company’s hedging program.

Certain of the comparative statistical data and related productivity measures have been restated to reflect changes to estimated data previously reported.

U.S. GAAP	Canadian National Railway Company	44

Management’s Discussion and Analysis

Management’s discussion and analysis (MD&A) relates to the financial condition and results of operations of Canadian National Railway Company (CN or the Company) together with its wholly owned subsidiaries, including the railroads and related holdings of Great Lakes Transportation LLC (GLT) as of May 10, 2004 and BC Rail Partnership and the former BC Rail Ltd. (collectively BC Rail) as of July 14, 2004. As used herein, the word “Company” means, as the context requires, CN and its subsidiaries. CN’s common shares are listed on the Toronto and New York stock exchanges. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars and determined on the basis of United States generally accepted accounting principles (U.S. GAAP). Prior to 2005, the Company also prepared consolidated financial statements in accordance with Canadian generally accepted accounting principles (Canadian GAAP), which differed in some respects from financial statements in accordance with U.S. GAAP, principally in the treatment of track replacement costs, expenditures relating to improvements of bridges and other structures and freight cars, derivative instruments and stock-based compensation. For 2005, pursuant to the regulations under the Canadian Business Corporations Act, the Company has provided a reconciliation of the U.S. to Canadian GAAP financial statements in Note 21 to the Company’s Consolidated Financial Statements. As of 2006, the Company will be reporting solely in accordance with U.S. GAAP. The Company’s objective is to provide meaningful and relevant information reflecting the Company’s financial condition and results of operations. In certain instances, the Company may make reference to certain non-GAAP measures that, from management’s perspective, are useful measures of performance. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s 2005 Annual Consolidated Financial Statements and Notes thereto.

Business profile

CN, directly and through its subsidiaries, is engaged in the rail and related transportation business. CN’s network of approximately 19,200 route miles of track (at December 31, 2005) spans Canada and mid-America, connecting three coasts: the Atlantic, the Pacific and the Gulf of Mexico. CN’s marketing alliances, interline agreements, co-production arrangements and routing protocols, in addition to its extensive network, give CN customers access to all three North American Free Trade Agreement (NAFTA) nations.

     CN’s freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between diverse origins and destinations. This product and geographic diversity positions the Company well to face economic fluctuations and enhances its potential for growth opportunities. In 2005, no individual commodity group accounted for more than 24% of revenues. CN is equally well diversified from a geographic standpoint. In 2005, 22% of revenues came from U.S. domestic traffic, 33% from transborder traffic, 24% from Canadian domestic traffic and 21% from overseas traffic. The Company originates approximately 87% of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the United States as one business segment. Financial information reported at this level, such as revenues, operating income, operating ratio and cash flow from operations, is used by the Company’s corporate management in evaluating financial and operational performance and allocating resources across CN’s network. The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Canada, Eastern Canada and U.S. regions), whose role is to manage the day-to-day service requirements of their territory, service small customer accounts within their region, control direct costs incurred locally, and execute the corporate strategy and operating plan established by corporate management.

     See Note 16 – Segmented information, to the Company’s Annual Consolidated Financial Statements for additional information on the Company’s corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN’s goal is to remain at the forefront of the rail industry and its challenge is to be regarded as the continent’s best-performing transportation company.

     CN is committed to creating value for both its customers and shareholders. By providing quality and cost-effective service, CN seeks to create value for its customers, which solidifies existing customer relationships, while enabling it to pursue new ones. Sustainable financial performance is a critical element of shareholder value, which CN strives to achieve by pursuing revenue growth, steadily increasing profitability, solid free cash flow generation and an adequate return on investment. CN has a unique business model, which is anchored on five core values: providing good service, controlling costs, focusing on asset utilization, committing to safety and developing employees.

     The “scheduled railroad” is the foundation for the Company’s business model. For CN’s merchandise business, the scheduled railroad, which is defined as a trip plan for every car measured in hours, has reduced transit times, improved the consistency of CN’s transportation product, dramatically improved productivity and helped to improve network capacity. In 2003, the Company began to apply the same principles of scheduled railroading to its intermodal business through the Intermodal Excellence (IMX) initiative. IMX is designed to smooth demand and balance the flow of intermodal traffic through pre-defined daily train capacity, slot, gate and equipment reservations, and day-of-the-week pricing. In early 2005, the Company began applying the additional principles learned from IMX to its carload business, launching Carload Excellence (CX), in order to improve asset utilization and optimize capacity.

     CN’s acquisition and control of Illinois Central and Wisconsin Central, in 1999 and 2001, respectively, extended the Company’s reach into the central and southern United States. Among the benefits of single-line service afforded by these transactions are improved transit and cycle times for freight cars and the penetration of new markets.

U.S. GAAP	Canadian National Railway Company	45

Management’s Discussion and Analysis

     The acquisition of GLT in May 2004 has permitted new efficiencies in train operations north of Duluth/Superior in the key Winnipeg-Chicago corridor and positioned CN as a major player in the supply chain for the steel industry in the United States. The purchase of BC Rail in July 2004 not only added to CN’s forest products business substantially, but also expanded the railroad’s capacity in British Columbia.

     In 2006, the Company plans to spend approximately $1,525 million on capital programs. Of this, more than $1,000 million is targeted for rail infrastructure integrity and safety maintenance, including rail, tie, ballast, and other track material replacements, as well as bridges and signaling systems upgrades. This allotment also includes strategic initiatives, such as siding extensions in western Canada; the reconfiguration of Johnston Yard in Memphis, Tennessee for increased network fluidity and efficiency; and investments in the Company’s Prince Rupert, B.C. corridor, to capitalize on the Port of Prince Rupert’s potential as an important traffic gateway between Asia and the North American heartland.

     The remaining $500 million is targeted for equipment expenditures, including new locomotive and car purchases, plus existing fleet refurbishments; as well as for facilities, information technology and other projects. These will enable the Company to tap new growth opportunities and improve overall efficiency.

     The Company strives to offer transportation services that deliver value to its customers. It does so with the belief that better service benefits customers while improving CN’s yields, operating efficiency and earnings. The Company foresees a number of business-growth opportunities. In the intermodal area, there is growth potential in international markets because of increasing North American-Asian container trade, as well as the projected 2007 opening of the Prince Rupert container terminal. In the bulk area, western Canadian growth prospects are enhanced by continued coal mine expansion. In merchandise, the Company sees growth potential for a number of commodities, particularly wood products and metals. The Company’s business prospects are based on the continuation of positive economic trends in North America and Asia.

     The Company foresees improvements in productivity, particularly in yards and terminals. The Company also intends to pursue further operating efficiencies by continuing to improve labor productivity and to focus on reducing accidents and related costs, legal claims and health care costs. The Company partners with connecting carriers to implement routing protocol agreements and pursues co-production initiatives to further improve service and generally reduce costs.

Financial and statistical highlights

$ in millions, except per share data, or unless otherwise indicated	2005	2004	2003

Financial results
Revenues	$7,240	$6,548	$5,884
Operating income	$2,624	$2,168	$1,777
Net income	$1,556	$1,258	$1,014
Operating ratio	63.8%	66.9%	69.8%
Basic earnings per share	$5.64	$4.41	$3.54
Diluted earnings per share	$5.54	$4.34	$3.49
Dividend declared per share	$1.00	$0.78	$0.67

Financial position
Total assets	$22,188	$22,365	$20,337
Total long-term financial liabilities	$10,981	$10,822	$9,928

Statistical operating data and productivity measures
Employees (average during period)	22,246	22,470	22,012
Gross ton miles (GTM) per average number of employees (thousands)	15,414	14,811	14,246
GTMs per U.S. gallon of fuel consumed	851	851	838

Financial results

2005 compared to 2004
In 2005, net income increased by $298 million, or 24%, to $1,556 million, when compared to 2004, with diluted earnings per share rising 28%, to $5.54. Revenues increased by $692 million, or 11%, to $7,240 million, mainly due to freight rate increases, an important part of which was due to a higher fuel surcharge as a result of increases in crude oil prices, the inclusion of a full year of GLT and BC Rail revenues, and a return to normal intermodal volumes following the first quarter 2004 Canadian Auto Workers (CAW) strike. Partly offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues of $260 million.

     Operating expenses increased by $236 million, or 5%, to $4,616 million, primarily due to increased fuel costs, the inclusion of a full year of GLT and BC Rail expenses, and increased purchased services and material costs. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses of $155 million, lower equipment rents, and lower casualty and other expense.

     The operating ratio, defined as operating expenses as a percentage of revenues, was 63.8% in 2005 compared to 66.9% in 2004, a 3.1-point betterment.

     The years ended December 31, 2005 and 2004 included items affecting the comparability of the results of operations. The Company acquired and consolidated GLT and BC Rail effective May 10, 2004 and

U.S. GAAP	Canadian National Railway Company	46

Management’s Discussion and Analysis

July 14, 2004, respectively. Accordingly, in the discussions herein, the Company’s results of operations for 2005 include the results of operations of both GLT and BC Rail. The Company’s results for 2004 included the results of operations of GLT as of May 10, 2004 and BC Rail as of July 14, 2004.

     In 2005, the continued appreciation in the Canadian dollar relative to the U.S. dollar, which has impacted the conversion of the Company’s U.S. dollar-denominated revenues and expenses, resulted in a reduction to net income of approximately $60 million.

     For the year ended December 31, 2004, a first-quarter strike by the Company’s employees represented by the CAW union negatively impacted operating income and net income by $35 million and $24 million, respectively.

Revenues

Year ended December 31,	2005	2004	% Change

Total revenues (millions)	$7,240	$6,548	11%
Rail freight
Revenues (millions)	$6,905	$6,252	10%
RTMs (millions)	179,701	174,240	3%
Revenue/RTM (cents)	3.84	3.59	7%
Carloads (thousands)	4,841	4,578	6%
Revenue/carload (dollars)	1,426	1,366	4%

Revenues for the year ended December 31, 2005 totaled $7,240 million compared to $6,548 million in 2004. The increase of $692 million, or 11%, was mainly due to freight rate increases, an important part of which was due to a higher fuel surcharge as a result of increases in crude oil prices, the inclusion of a full year of GLT and BC Rail revenues, and a return to normal intermodal volumes following the first-quarter 2004 CAW strike. Partly offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues.

     In 2005, revenue ton miles, measuring the volume of rail freight transported by the Company, increased by 3% relative to 2004. Freight revenue per revenue ton mile, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by 7% for 2005 when compared to 2004, largely due to freight rate increases.

Petroleum and chemicals

Year ended December 31,	2005	2004	% Change

Revenues (millions)	$1,096	$1,059	3%
RTMs (millions)	31,235	31,421	(1%)
Revenue/RTM (cents)	3.51	3.37	4%

Petroleum and chemicals comprises a wide range of commodities, including chemicals, sulfur, plastics, petroleum and gas products. Although offshore markets have been growing strongly, the primary markets for these commodities are still within North America. As such, the performance of this commodity group is closely correlated with the North American economy. Most of the Company’s petroleum and chemicals shipments originate in the Louisiana petrochemical corridor between New Orleans and Baton Rouge; in northern Alberta, which is a major center for natural gas, feedstock, and petrochemicals and plastics complex derivatives; and in eastern Canadian regional plants; and are destined for customers in Canada, the United States and overseas. For the year ended December 31, 2005, revenues for this commodity group increased by $37 million, or 3%, from 2004. The improvement was mainly due to freight rate increases, the inclusion of a full year of BC Rail revenues, and an improved market position in petroleum products. These gains were partly offset by the translation impact of the stronger Canadian dollar, soft market conditions for plastics and liquefied petroleum gases, continued weakness in the U.S. molten sulfur market and reduced shipments of U.S. petrochemicals. Freight revenue per revenue ton mile increased by 4% as freight rate increases were partly offset by the translation impact of the stronger Canadian dollar.

U.S. GAAP	Canadian National Railway Company	47

Management’s Discussion and Analysis

Metals and minerals

Year ended December 31,	2005	2004	% Change

Revenues (millions)	$837	$714	17%
RTMs (millions)	16,848	16,352	3%
Revenue/RTM (cents)	4.97	4.37	14%

The metals and minerals commodity group consists primarily of nonferrous base metals, iron ore, steel, equipment and parts and construction materials. The Company’s unique rail access to major mines, ports and smelters throughout North America has made the Company a transportation leader of copper, lead, zinc concentrates, iron ore, refined metals and aluminum. Construction materials are mainly aggregates (stone and sand) and cement. The Company has access to major cement producers and aggregate mines in Canada as well as in the U.S. Metals and minerals traffic is sensitive to fluctuations in the economy. For the year ended December 31, 2005, revenues for this commodity group increased by $123 million, or 17%, from 2004. The increase was mainly due to freight rate increases, the inclusion of a full year of GLT and BC Rail revenues, strong shipments of construction materials, aluminum and Canadian steel products, and an improvement in traffic mix. Partly offsetting these gains was the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 14% in 2005, mainly due to shorter-haul traffic, particularly related to GLT, and freight rate increases. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Forest products

Year ended December 31,	2005	2004	% Change

Revenues (millions)	$1,738	$1,505	15%
RTMs (millions)	42,330	39,369	8%
Revenue/RTM (cents)	4.11	3.82	8%

The forest products commodity group includes various types of lumber, panels, wood chips, wood pulp, printing paper, linerboard and newsprint. The Company has superior rail access to the western and eastern Canadian fiber-producing regions, which are among the largest fiber source areas in North America. In the United States, the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline capabilities to other Class I railroads. The key drivers for the various commodities are: for newsprint, advertising lineage and overall economic conditions, primarily in the United States; for fibers (mainly wood pulp), the consumption of paper worldwide; and for lumber and panels, housing starts and renovation activities in the United States. Although demand for forest products can be cyclical, the Company’s geographical advantages and product diversity tend to reduce the impact of market fluctuations. For the year ended December 31, 2005, revenues for this commodity group increased by $233 million, or 15%, from 2004. The increase was mainly due to freight rate increases, continued solid demand for Canadian lumber and panels, the inclusion of a full year of BC Rail revenues, improvements in traffic mix and an improved market position for paper. The translation impact of the stronger Canadian dollar partly offset these gains. Revenue per revenue ton mile increased by 8% in 2005, mainly due to freight rate increases and a positive change in traffic mix, which were partly offset by the translation impact of the stronger Canadian dollar.

U.S. GAAP	Canadian National Railway Company	48

Management’s Discussion and Analysis

Coal

Year ended December 31,	2005	2004	% Change

Revenues (millions)	$331	$284	17%
RTMs (millions)	13,576	12,684	7%
Revenue/RTM (cents)	2.44	2.24	9%

The coal commodity group consists primarily of thermal grades of bituminous coal. Canadian thermal coal is delivered to power utilities primarily in eastern Canada, while in the United States, thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and southeast United States. The coal business also includes the transport of Canadian metallurgical coal, which is largely exported to Asian steel producers. The strong global market for metallurgical coal facilitated the opening of three mines along the Company’s network in late 2004. The renewed strength in this market is expected to continue as strong Asian demand for metallurgical coal drives increased Canadian production. For the year ended December 31, 2005, revenues for this commodity group increased by $47 million, or 17%, from 2004. The increase was mainly due to new metallurgical coal mines in western Canada, freight rate increases and the inclusion of a full year of GLT and BC Rail revenues. Partly offsetting these gains was the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 9% was mainly due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar.

Grain and fertilizers

Year ended December 31,	2005	2004	% Change

Revenues (millions)	$1,119	$1,063	5%
RTMs (millions)	40,393	40,091	1%
Revenue/RTM (cents)	2.77	2.65	5%

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in western Canada and the U.S. Midwest. The grain segment consists of three primary commodities: food grains, mainly wheat; oilseeds and oilseed products, primarily canola seed, oil and meal; and feed grains, including feed barley, feed wheat and corn. Production of grain varies considerably from year to year, affected primarily by weather conditions. Grain exports are volatile, reflecting the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. Certain of these rail movements are subject to government regulation and to a “revenue cap,” which effectively establishes a maximum revenue entitlement that railways can earn. In the U.S., grain grown in Illinois and Iowa is exported, as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, urea and other fertilizers across Canada and the U.S. For the year ended December 31, 2005, revenues for this commodity group increased by $56 million, or 5%, from 2004. The increase was mainly due to freight rate increases, higher export shipments of U.S. corn in a generally weak market, increased shipments of Canadian barley and canola and an improvement in traffic mix. These gains were partly offset by the translation impact of the stronger Canadian dollar and the decreased availability of high-quality Canadian wheat for export markets via west coast ports. Revenue per revenue ton mile increased by 5% in 2005, largely due to freight rate increases and a positive change in traffic mix, partly offset by the translation impact of the stronger Canadian dollar.

U.S. GAAP	Canadian National Railway Company	49

Management’s Discussion and Analysis

Intermodal

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$1,270	$1,117	14%
RTMs (millions)		32,184	31,002	4%
Revenue/RTM (cents)		3.95	3.60	10%

The intermodal commodity group is comprised of two segments: domestic and international. The domestic segment is responsible for consumer products and manufactured goods, operating through both retail and wholesale channels while the international segment handles import and export container traffic, directly serving the major ports of Vancouver, Montreal, Halifax and New Orleans. The domestic segment is driven by consumer markets, with growth generally tied to the economy. The international segment is driven by North American economic and trade conditions. For the year ended December 31, 2005, revenues for this commodity group increased by $153 million, or 14%, from 2004. The increase was mainly due to freight rate increases, strong imports into the Port of Vancouver and an improvement in traffic mix. Also contributing to the increase during the year was the return to normal traffic levels following the first-quarter 2004 CAW strike. Partly offsetting these gains were the translation impact of the stronger Canadian dollar and a change in port of call for an overseas shipper. The revenue per revenue ton mile increase of 10% in 2005 was largely due to freight rate increases and a positive change in traffic mix, which were partly offset by the translation impact of the stronger Canadian dollar and an increase in the average length of haul.

Automotive

	Year ended December 31,	2005	2004	% Change

Revenues (millions)		$514	$510	1%
RTMs (millions)		3,135	3,321	(6%)
Revenue/RTM (cents)		16.40	15.36	7%

The automotive commodity group moves both finished vehicles and parts, originating in southern Ontario, Michigan and Mississippi, and destined for the United States, Canada and Mexico. The Company’s broad coverage, including its access to all of the Canadian assembly plants, enables it to consolidate full trainloads of automotive traffic for delivery to connecting railroads at key interchange points. The Company also serves shippers of import vehicles via the ports of Halifax and Vancouver, and through interchange with other railroads. The Company’s automotive revenues are closely correlated to automotive production and sales in North America. For the year ended December 31, 2005, revenues for this commodity group increased by $4 million, or 1%, from 2004. The increase was driven by freight rate increases, higher import vehicles via the ports of Vancouver and Halifax, and the benefit of new finished vehicle traffic in the southern U.S. that began in the second half of 2004. These gains were partly offset by the translation impact of the stronger Canadian dollar and a reduction in automotive production at CN-served facilities in southern Ontario and Michigan. Revenue per revenue ton mile increased 7% in 2005 largely due to freight rate increases, which were partly offset by the translation impact of the stronger Canadian dollar.

Other

In 2005, other revenues increased by $39 million, when compared to 2004, mainly due to the inclusion of a full year of revenues from GLT’s maritime division.

U.S. GAAP	Canadian National Railway Company	50

Management’s Discussion and Analysis

Operating expenses

Operating expenses amounted to $4,616 million in 2005 compared to $4,380 million in 2004. The increase of $236 million, or 5%, in 2005 was mainly due to increased fuel costs, the inclusion of a full year of GLT and BC Rail expenses and increased purchased services and material costs. Partly offsetting these factors was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses, lower equipment rents, and lower casualty and other expense.

In millions	Year ended December 31,	2005		2004

		Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits		$1,841	25.4%	$1,819	27.8%
Purchased services and material		814	11.2%	746	11.4%
Depreciation and amortization		627	8.7%	598	9.1%
Fuel		725	10.0%	528	8.1%
Equipment rents		192	2.7%	244	3.7%
Casualty and other		417	5.8%	445	6.8%

Total		$4,616	63.8%	$4,380	66.9%

Labor and fringe benefits: Labor and fringe benefits includes wages, payroll taxes, and employee benefits such as incentive compensation, stock-based compensation, health and welfare, pensions and other post-employment benefits. Certain incentive and stock-based compensation plans are based on financial and market performance targets and the related expense is recorded in the period in which there is an expectation that the targets will be attained. Labor and fringe benefits increased by $22 million, or 1%, in 2005 as compared to 2004. The increase was attributable to higher stock-based compensation expense, the inclusion of a full year of GLT and BC Rail expenses, wage increases and a return to normal wage levels following the first-quarter 2004 CAW strike. Partly offsetting these factors was the translation impact of the stronger Canadian dollar, the impact of a reduced workforce, and adjustments made in 2004 to the workforce reduction provision.

Purchased services and material: Purchased services and material primarily includes the costs of services purchased from outside contractors, materials used in the maintenance of the Company’s track, facilities and equipment, transportation and lodging for train crew employees, utility costs and the net costs of operating facilities jointly used by the Company and other railroads. These expenses increased by $68 million, or 9%, in 2005 as compared to 2004. The increase was primarily due to the inclusion of a full year of GLT and BC Rail expenses, and higher expenses for material and maintenance on rolling stock and track repairs. These factors were partly offset by the translation impact of the stronger Canadian dollar.

Depreciation and amortization: Depreciation and amortization relates to the Company’s rail operations. These expenses increased by $29 million, or 5%, in 2005 as compared to 2004. The increase was mainly due to the impact of net capital additions and to the inclusion of a full year of GLT and BC Rail depreciation expense, which were partly offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense includes the cost of fuel consumed by locomotives, intermodal equipment and other vehicles. These expenses increased by $197 million, or 37%, in 2005 as compared to 2004. The increase was mainly due to a 32% increase in the average price per U.S. gallon of fuel, net of the benefits from CN’s fuel hedging program, from $1.30 in 2004 to $1.72 in 2005; higher volumes, particularly in the first quarter; the inclusion of a full year of GLT and BC Rail fuel expense; and a second-quarter 2004 fuel excise tax refund. Partly offsetting these factors was the translation impact of the stronger Canadian dollar.

Equipment rents: Equipment rents includes rental expense for the use of freight cars owned by other railroads or private companies and for the short- or long-term lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company’s cars and locomotives. These expenses decreased by $52 million, or 21%, in 2005 as compared to 2004. The decrease was mainly due to lower car hire expense and higher car hire income, mainly as a result of the integration of the BC Rail fleet, and the translation impact of the stronger Canadian dollar. These factors were partly offset by higher car lease expense due to an increased fleet size, higher rates and the inclusion of a full year of BC Rail car lease expense.

Casualty and other: Casualty and other includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt and operating taxes, as well as travel and travel-related expenses. These expenses decreased by $28 million, or 6%, in 2005 as compared to 2004. The decrease was mainly due to a reduction to the provision for U.S. personal injuries following the 2005 actuarial valuation, a 2004 adjustment made to the provision for personal injuries in Canada and the translation impact of the stronger Canadian dollar. Partly offsetting these factors were higher derailment-related expenses, in particular, $28 million related to the incident at Wabamun Lake (See Note 18 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements), the inclusion of a full year of GLT and BC Rail expenses and higher property taxes in the U.S.

U.S. GAAP	Canadian National Railway Company	51

Management’s Discussion and Analysis

Other

Interest expense: Interest expense increased by $5 million, or 2%, for the year ended December 31, 2005 as compared to 2004, mainly due to the financing related to the Company’s acquisitions in 2004 and higher interest rates on commercial paper borrowings. Partly offsetting these factors was the translation impact of the stronger Canadian dollar and the benefit of the repayment of matured Notes in March 2004 and May 2005.

Other income (loss): In 2005, the Company recorded income of $12 million compared to a loss of $20 million in 2004. The change from loss to income in 2005 was due to improvements in real estate and other business activities, realized foreign exchange gains and a first-quarter 2004 restructuring charge related to the Company’s investment in English Welsh and Scottish Railway. Partly offsetting these factors were lower investment income, lower gains on disposal of surplus properties, and higher costs related to the securitization program.

Income tax expense: The Company recorded income tax expense of $781 million for the year ended December 31, 2005 compared to $596 million in 2004. The effective tax rate for the year ended December 31, 2005 was 33.4% compared to 32.1% in 2004. The increase in the effective tax rate was mainly due to higher provincial tax rates enacted in the current year.

2004 compared to 2003

In 2004, net income increased by $244 million, or 24%, to $1,258 million, when compared to 2003, with diluted earnings per share rising 24%, to $4.34. Revenues increased by $664 million, or 11%, to $6,548 million, due to the inclusion of $351 million of GLT and BC Rail revenues, core business growth in a strong North American economy, and an improved Canadian grain crop, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues of $255 million.

     Operating expenses increased by $273 million, or 7%, to $4,380 million, driven mainly by the inclusion of $228 million of GLT and BC Rail expenses, higher labor and fringe benefits, increased fuel costs and higher casualty and other expense, which were partly offset by the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses of $170 million and lower equipment rents.

     The operating ratio, defined as operating expenses as a percentage of revenues, was 66.9% in 2004 compared to 69.8% in 2003, a 2.9-point betterment.

     The results for the year ended December 31, 2004 included the results of operations of GLT as of May 10, 2004 and BC Rail as of July 14, 2004. Also in 2004, a strike by the Company’s employees represented by the CAW in the first quarter, negatively impacted operating income and net income by $35 million and $24 million, respectively. The significant appreciation in the Canadian dollar relative to the U.S. dollar impacted the conversion of the Company’s U.S. dollar-denominated revenues and expenses, resulting in a reduction to net income of approximately $45 million for 2004.

     For the year ended December 31, 2003, the Company’s results of operations included a fourth-quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates in the province of Ontario. Also included in 2003 was a cumulative benefit of $75 million, $48 million after tax, resulting from a change in the accounting for removal costs for certain track structure assets pursuant to the requirements of Statement of Financial Accounting Standards (SFAS) No. 143, “Accounting for Asset Retirement Obligations,” as explained in Note 2 – Accounting changes, to the Company’s Annual Consolidated Financial Statements. This change in policy results in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. For the year ended December 31, 2003, this change in policy resulted in an increase to net income of $2 million ($0.01 per basic and diluted share).

2004 compared to 2003 – Adjusted performance measures

The year ended December 31, 2003 included items impacting the comparability of the results of operations (see Reconciliation of adjusted performance measures presented herein).

     In 2003, the Company recorded a fourth-quarter deferred income tax expense of $79 million resulting from the enactment of higher corporate tax rates and a cumulative benefit of $75 million, $48 million after tax, as discussed herein.

     Excluding these items, net income was $1,258 million ($4.41 per basic share or $4.34 per diluted share) in 2004 compared to adjusted net income of $1,045 million ($3.65 per basic share or $3.60 per diluted share) in 2003, an increase of $213 million, or 20%.

U.S. GAAP	Canadian National Railway Company	52

Management’s Discussion and Analysis

Reconciliation of adjusted performance measures

Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. These adjusted measures do not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The reader is advised to read all information provided in the MD&A in conjunction with the Company’s Annual Consolidated Financial Statements and Notes thereto.

In millions, except per share data, or unless otherwise indicated

Year ended December 31,	2004	2003

	Reported	Reported	Change in policy	Rate enactment	Adjusted

Revenues	$6,548	$5,884	$–	$–	$5,884
Operating expenses	4,380	4,107	–	–	4,107

Operating income	2,168	1,777	–	–	1,777

Interest expense	(294)	(315)	–	–	(315)
Other income (loss)	(20)	21	–	–	21

Income before income taxes and cumulative effect
of change in accounting policy	1,854	1,483	–	–	1,483
Income tax expense	(596)	(517)	–	79	(438)

Income before cumulative effect of change in accounting policy	1,258	966	–	79	1,045
Cumulative effect of change in accounting policy,
net of applicable taxes	–	48	(48)	–	–

Net income	$1,258	$1,014	$(48)	$79	$1,045

Operating ratio	66.9%	69.8%			69.8%
Basic earnings per share	$4.41	$3.54			$3.65
Diluted earnings per share	$4.34	$3.49			$3.60

Revenues
Year ended December 31,	2004	2003	% Change

Total revenues (millions)	$6,548	$5,884	11%
Rail freight
Revenues (millions)	$6,252	$5,694	10%
RTMs (millions)	174,240	162,152	7%
Revenue/RTM (cents)	3.59	3.51	2%
Carloads (thousands)	4,578	4,100	12%
Revenue/carload (dollars)	1,366	1,389	(2%)

Revenues for the year ended December 31, 2004 totaled $6,548 million compared to $5,884 million in 2003. The increase of $664 million, or 11%, was mainly due to the inclusion of GLT and BC Rail revenues of $351 million, strong merchandise revenue, an improved Canadian grain crop, and a higher fuel surcharge. Partly offsetting these gains was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated revenues. Revenue ton miles, measuring the volume of freight transported by the Company, increased by 7% relative to 2003. Freight revenue per revenue ton mile increased by 2% when compared to 2003. In 2004, freight revenue per revenue ton mile was positively affected by freight rate increases and an overall decrease in the average length of haul, and was negatively affected by the translation impact of the stronger Canadian dollar.

Petroleum and chemicals
Year ended December 31,	2004	2003	% Change

Revenues (millions)	$1,059	$1,013	5%
RTMs (millions)	31,421	29,693	6%
Revenue/RTM (cents)	3.37	3.41	(1%)

Revenues for the year ended December 31, 2004 increased by $46 million, or 5%, from 2003. The increase was due to freight rate improvements in several key segments, particularly in the first half of 2004, the inclusion of $25 million of BC Rail revenues (primarily sulfur), higher offshore demand for Canadian sulfur, a shift from offshore to Canadian suppliers for petroleum gas and a higher fuel surcharge. These gains were partly offset by the translation impact of the stronger Canadian dollar. Freight revenue per revenue ton mile decreased by 1% due to the translation impact of the stronger Canadian dollar, partly offset by freight rate improvements and a decrease in the average length of haul.

U.S. GAAP	Canadian National Railway Company	53

Management’s Discussion and Analysis

Metals and minerals
Year ended December 31,	2004	2003	% Change

Revenues (millions)	$714	$527	35%
RTMs (millions)	16,352	13,873	18%
Revenue/RTM (cents)	4.37	3.80	15%

Revenues for the year ended December 31, 2004 increased by $187 million, or 35%, from 2003. The increase is mainly due to the inclusion of $126 million of GLT revenues, higher volumes of iron ore, largely from new business, freight rate improvements, and increased shipments of raw materials and metal bars. Partly offsetting these gains was the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 15% in 2004, mainly due to GLT shorter-haul traffic, which was partly offset by the translation impact of the stronger Canadian dollar.

Forest products
Year ended December 31,	2004	2003	% Change

Revenues (millions)	$1,505	$1,320	14%
RTMs (millions)	39,369	35,483	11%
Revenue/RTM (cents)	3.82	3.72	3%

Revenues for the year ended December 31, 2004 increased by $185 million, or 14%, from 2003. The increase was largely due to the inclusion of $85 million of BC Rail revenues (mainly lumber and panels), continued solid demand for lumber, freight rate improvements and a higher fuel surcharge. The translation impact of the stronger Canadian dollar partly offset these gains. Revenue per revenue ton mile increased by 3% in 2004 as the benefit of freight rate improvements and a positive change in traffic mix were partly offset by the translation impact of the stronger Canadian dollar.

Coal
Year ended December 31,	2004	2003	% Change

Revenues (millions)	$284	$261	9%
RTMs (millions)	12,684	13,044	(3%)
Revenue/RTM (cents)	2.24	2.00	12%

Revenues for the year ended December 31, 2004 increased by $23 million, or 9%, from 2003. The increase was due to higher coal shipments to U.S. utilities and the inclusion of GLT and BC Rail revenues of $20 million, partly offset by metallurgical mine closures in western Canada and the translation impact of the stronger Canadian dollar. The revenue per revenue ton mile increase of 12% was mainly due to a decrease in the average length of haul and a positive change in traffic mix that were partly offset by the translation impact of the stronger Canadian dollar.

Grain and fertilizers
Year ended December 31,	2004	2003	% Change

Revenues (millions)	$1,063	$947	12%
RTMs (millions)	40,091	35,666	12%
Revenue/RTM (cents)	2.65	2.66	–

Revenues for the year ended December 31, 2004 increased by $116 million, or 12%, from 2003. The increase reflects higher Canadian wheat and barley exports, which were partly offset by weak shipments of U.S. soybeans due to tight supply, a shift in exports from the Gulf to the Pacific Northwest and the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile remained flat as the benefit of freight rate improvements was offset by an increase in the average length of haul and the translation impact of the stronger Canadian dollar.

Intermodal
Year ended December 31,	2004	2003	% Change

Revenues (millions)	$1,117	$1,101	1%
RTMs (millions)	31,002	31,168	(1%)
Revenue/RTM (cents)	3.60	3.53	2%

Revenues for the year ended December 31, 2004 increased by $16 million, or 1%, from 2003. Revenues for 2004 benefited from heavy import volumes through the Port of Vancouver, freight rate improvements and a higher fuel surcharge. Revenues were negatively affected by the first-quarter 2004 CAW strike, the closure of the Company’s smaller terminal facilities in the U.S., the discontinuance of the Roadrailer service and the translation impact of the stronger Canadian dollar. Revenue per revenue ton mile increased by 2% in 2004 driven by a positive change in traffic mix and freight rate improvements that were partly offset by an increase in the average length of haul and the translation impact of the stronger Canadian dollar.

Automotive
Year ended December 31,	2004	2003	% Change

Revenues (millions)	$510	$525	(3%)
RTMs (millions)	3,321	3,225	3%
Revenue/RTM (cents)	15.36	16.28	(6%)

Revenues for the year ended December 31, 2004 decreased by $15 million, or 3%, from 2003. The decrease was due to the translation impact of the stronger Canadian dollar that was partly offset by the benefit of new finished vehicle traffic that began in late 2003. Revenue per revenue ton mile decreased by 6% in 2004 due to the translation impact of the stronger Canadian dollar.

Other

In 2004, other revenues increased by $106 million, when compared to 2003, mainly due to revenues from GLT’s maritime division of $90 million.

U.S. GAAP	Canadian National Railway Company	54

Management’s Discussion and Analysis

Operating expenses

Operating expenses amounted to $4,380 million in 2004 compared to $4,107 million in 2003. The increase of $273 million, or 7%, in 2004 was mainly due to the inclusion of $228 million of GLT and BC Rail expenses, higher expenses for labor and fringe benefits, increased fuel costs and higher casualty and other expense. Partly offsetting the increase was the translation impact of the stronger Canadian dollar on U.S. dollar-denominated expenses and lower equipment rents. The month-long CAW strike had a minimal impact on overall operating expenses for the year ended December 31, 2004 as the benefit from lower labor and fringe benefit expenses was mostly offset by increases in other expense categories.

In millions	Year ended December 31,	2004		2003

		Amount	% of revenue	Amount	% of revenue

Labor and fringe benefits		$1,819	27.8%	$1,698	28.9%
Purchased services and material		746	11.4%	703	11.9%
Depreciation and amortization		598	9.1%	554	9.4%
Fuel		528	8.1%	469	8.0%
Equipment rents		244	3.7%	293	5.0%
Casualty and other		445	6.8%	390	6.6%

Total		$4,380	66.9%	$4,107	69.8%

Labor and fringe benefits: Labor and fringe benefits in 2004 increased by $121 million, or 7%, as compared to 2003. The increase was attributable to the inclusion of GLT and BC Rail labor expense of $91 million, higher wages and employee benefits, including increased costs for stock-based compensation, and charges and adjustments relating to the workforce reduction provision. Partly offsetting these factors were the translation impact of the stronger Canadian dollar, the effects of a reduced work-force, lower expenses for pensions and other post-retirement benefits and wage and benefits savings during the CAW strike.

Purchased services and material: Purchased services and material expenses in 2004 increased by $43 million, or 6%, as compared to 2003. The increase was due to the inclusion of $77 million of GLT and BC Rail expenses, higher repair and maintenance expenses, partly related to the CAW strike, and other strike-related costs. Partly offsetting the increase was the translation impact of the stronger Canadian dollar and lower net expenses for operating joint facilities.

Depreciation and amortization: Depreciation and amortization expenses in 2004 increased by $44 million, or 8%, as compared to 2003. The increase was mainly due to the inclusion of GLT and BC Rail expenses of $30 million and the impact of net capital additions, partly offset by the translation impact of the stronger Canadian dollar.

Fuel: Fuel expense in 2004 increased by $59 million, or 13%, as compared to 2003. The increase was mainly due to a higher average price per U.S. gallon, net of the benefits from CN’s fuel hedging program, the inclusion of GLT and BC Rail expenses of $21 million and higher volumes. The increase was partly offset by the translation impact of the stronger Canadian dollar, increased productivity and a fuel excise tax refund in the second quarter of 2004.

Equipment rents: Equipment rents in 2004 decreased by $49 million, or 17%, as compared to 2003. The decrease was due to higher car hire income, including that of BC Rail, the translation impact of the stronger Canadian dollar and a reduction in car hire expenses that were partly offset by higher lease expense for freight cars.

Casualty and other: Casualty and other expenses in 2004 increased by $55 million, or 14%, as compared to 2003. The increase was due to higher expenses for personal injuries, the inclusion of GLT and BC Rail expenses of $14 million, increased environmental expenses and favorable adjustments to U.S. property taxes in 2003. Partly offsetting the increase was the translation impact of the stronger Canadian dollar.

Other

Interest expense: Interest expense decreased by $21 million, or 7%, for the year ended December 31, 2004 as compared to 2003 as the benefit of lower interest rates on issued debt to replace matured debt and the translation impact of the stronger Canadian dollar were partly offset by interest expense on debt related to the Company’s acquisitions in 2004.

Other income (loss): In 2004, the Company recorded a loss of $20 million compared to income of $21 million in 2003. The change from income to loss in 2004 was due to lower gains on disposal of surplus properties and lower equity income from the Company’s investment in EWS as a result of restructured operations.

Income tax expense: The Company recorded income tax expense of $596 million for the year ended December 31, 2004 compared to $517 million in 2003. The effective tax rate for the year ended December 31, 2004 was 32.1% compared to 34.9% in 2003. The decrease in the effective tax rate in 2004 was mainly due to higher deferred income tax expense in 2003 resulting from the enactment of higher corporate tax rates in the province of Ontario, which was partly offset by net favorable adjustments relating to the resolution of matters pertaining to prior years’ income taxes.

U.S. GAAP	Canadian National Railway Company	55

Management’s Discussion and Analysis

Summary of quarterly financial data – unaudited

In millions, except per share data

	2005 Quarters				2004 Quarters

	Fourth	Third	Second	First	Fourth	Third	Second	First

Revenues	$1,886	$1,810	$1,838	$1,706	$1,736	$1,709	$1,665	$1,438
Operating income	$720	$665	$713	$526	$607	$591	$575	$395
Net income	$430	$411	$416	$299	$376	$346	$326	$210

Basic earnings per share	$1.59	$1.50	$1.50	$1.06	$1.32	$1.21	$1.14	$0.74
Diluted earnings per share	$1.56	$1.47	$1.47	$1.04	$1.29	$1.19	$1.13	$0.73

Dividend declared per share	$0.250	$0.250	$0.250	$0.250	$0.195	$0.195	$0.195	$0.195

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, and competitive forces in the transportation marketplace. Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company’s productivity initiatives.

      The Company’s quarterly results included items that affect the quarter-over-quarter comparability of the results of operations. The Company’s results of operations for 2004 included GLT as of May 10, 2004 and BC Rail as of July 14, 2004. First-quarter 2004 results were affected by the month-long CAW strike, which negatively impacted operating income and net income by $35 million and $24 million, respectively. The continued appreciation in the Canadian dollar relative to the U.S. dollar has impacted the conversion of the Company’s U.S. dollar-denominated revenues and expenses and resulted in varying reductions in net income in the rolling eight quarters presented above.

Liquidity and capital resources

The Company’s principal source of liquidity is cash generated from operations. The Company also has the ability to fund liquidity requirements through its revolving credit facility, the issuance of debt and/or equity, and the sale of a portion of its accounts receivable through a securitization program. In addition, from time to time, the Company’s liquidity requirements can be supplemented by the disposal of surplus properties and the monetization of assets.

Operating activities: Cash provided from operating activities was $2,705 million for the year ended December 31, 2005 compared to $2,139 million for 2004. Net cash receipts from customers and other were $7,375 million for the year ended December 31, 2005 compared to $6,501 million in 2004. In 2005, payments for employee services, suppliers and other expenses were $3,872 million, an increase of $244 million when compared to 2004. Also consuming cash in 2005 were payments for interest, workforce reductions and personal injury and other claims of $306 million, $87 million and $92 million, respectively, compared to $282 million, $93 million and $106 million, respectively, in 2004. In 2005, pension contributions and payments for income taxes were $127 million and $186 million, respectively, compared to $161 million and $92 million, respectively, in 2004. The Company increased the level of accounts receivable sold under its accounts receivable securitization program by $54 million in 2005 and $12 million in 2004. Payments in 2006 for workforce reductions are expected to be $49 million, while pension contributions are expected to be approximately $100 million.

      As at December 31, 2005, the Company had outstanding information technology service contracts of $18 million.

Investing activities: Cash used by investing activities in 2005 amounted to $1,075 million compared to $2,411 million in 2004. The Company’s investing activities in 2005 included net proceeds of £26 million (Cdn$61 million) related to the Company’s 8% note receivable from EWS. The Company’s investing activities in 2004 included $984 million related to the acquisition of BC Rail and $547 million related to the acquisition of GLT, net proceeds of $141 million from the EWS capital reorganization and $52 million from the sale of its Canac Inc. and Beltpack subsidiaries. Net capital expenditures for the year ended December 31, 2005 amounted to $1,180 million, an increase of $108 million over 2004. The following table details capital expenditures for 2005 and 2004:

In millions	Year ended December 31,	2005	2004

Track and roadway		$868	$769
Rolling stock		338	253
Buildings		125	132
Other		71	78

Capital expenditures		1,402	1,232
Less: capital leases		222	160

Net capital expenditures		$1,180	$1,072

      The Company expects to spend approximately $1,525 million on capital expenditures in 2006 due to increased expenditures required for ongoing renewal of the basic plant, the acquisition of rolling stock and other acquisitions and investments required to improve the Company’s operating efficiency and customer service.

      As at December 31, 2005, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $578 million ($194 million at December 31, 2004).

U.S. GAAP	Canadian National Railway Company	56

Management’s Discussion and Analysis

Dividends: During 2005, the Company paid dividends totaling $275 million to its shareholders at the quarterly rate of $0.25 per share compared to $222 million at the quarterly rate of $0.195 per share, in 2004.

Free cash flow

The Company generated $1,301 million of free cash flow for the year ended December 31, 2005, compared to $1,025 million in 2004. Free cash flow does not have any standardized meaning prescribed by GAAP and may, therefore, not be comparable to similar measures presented by other companies. The Company believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. The Company defines free cash flow as cash provided from operating activities, excluding changes in the level of accounts receivable sold under the securitization program, less investing activities and dividends paid, and adjusted for significant acquisitions as they are not indicative of normal day-to-day investments in the Company’s asset base, calculated as follows:

In millions	Year ended December 31,	2005	2004

Cash provided from operating activities		$2,705	$2,139
Less:
Investing activities		(1,075)	(2,411)
Dividends paid		(275)	(222)

Cash provided (used) before financing activities		1,355	(494)

Adjustments:
Change in accounts receivable sold		(54)	(12)
Acquisition of BC Rail		–	984
Acquisition of GLT		–	547

Free cash flow		$1,301	$1,025

Financing activities: Cash used by financing activities totaled $1,440 million for the year ended December 31, 2005 compared to cash provided from financing activities of $511 million in 2004. In May 2005, the Company repaid U.S.$100 million (Cdn$125 million) of 7.75% 10-year Notes with cash on hand. In July 2004, the Company issued U.S.$300 million (Cdn$395 million) of 4.25% Notes due 2009 and U.S.$500 million (Cdn$658 million) of 6.25% Debentures due 2034. In March 2004, the Company had repaid U.S.$266 million (Cdn$355 million) of 7.00% 10-year Notes with cash on hand and the proceeds received from the issuance of commercial paper. In 2005 and 2004, issuances and repayments of long-term debt related principally to the Company’s commercial paper program.

      During 2005, the Company recorded $222 million in assets it acquired through equipment leases ($160 million in 2004), for which an equivalent amount was recorded in debt.

      In 2005, the Company repurchased 18.0 million common shares under its share repurchase programs; 8.0 million common shares for $670 million (average price of $83.81 per share) under its new 16.0 million share repurchase program and 10.0 million common shares for $748 million (average price of $74.78 per share) under its previous 14.0 million share repurchase program, which was completed by the second quarter of 2005. In 2004, the Company used $273 million to repurchase 4.0 million common shares under its 14.0 million share repurchase program.

     CN’s debt-to-total capitalization ratio was 35.5% at December 31, 2005, compared to 35.7% at December 31, 2004. As at December 31, 2005, the adjusted debt-to-total capitalization ratio was 41.1% compared to 40.9% at December 31, 2004. Management believes that adjusted debt-to-total capitalization is a useful measure of performance and aims to show the true leverage of the Company. However, since this adjusted measure does not have any standardized meaning prescribed by GAAP, it may not be comparable to similar measures presented by other companies and, as such, should not be considered in isolation.

December 31,	2005	2004

Debt-to-total capitalization ratio (a)	35.5%	35.7%
Add:
Present value of operating lease commitments
and securitization financing (b)	5.6%	5.2%

Adjusted debt-to-total capitalization ratio (c)	41.1%	40.9%

(a)	Debt-to-total capitalization is calculated as total long-term debt plus current portion of long-term debt divided by the sum of total debt plus total shareholders’ equity.

(b)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the years presented.

(c)	Adjusted debt-to-total capitalization is calculated as adjusted debt (total long-term debt, plus current portion of long-term debt, plus the present value of operating lease commitments, plus securitization financing) divided by the sum of adjusted debt plus total shareholders’ equity.

The Company has access to various financing arrangements:

Revolving credit facility

In March 2005, the Company refinanced, by way of amendment, its U.S.$1,000 million revolving credit facility, which was scheduled to mature in December 2005, for a five-year period to March 2010. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The amended credit facility agreement retained one financial covenant, the customary limitation on debt as a percentage of total capitalization, with which the Company has been in compliance. The Company’s borrowings under its previous revolving credit facility of U.S.$90 million (Cdn$108 million) outstanding at December 31, 2004 (average interest rate of 2.77%) were entirely repaid in the first quarter of 2005. At December 31, 2005, the Company had borrowings under its revolving credit facility of U.S.$15 million (Cdn$17 million) at an interest rate of 4.66% and letters of credit drawn of $316 million.

Commercial paper

The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or

U.S. GAAP	Canadian National Railway Company	57

Management’s Discussion and Analysis

the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowings through subsequent issuances of commercial paper or drawing down on the long-term revolving credit facility. As at December 31, 2005, the Company had U.S.$367 million (Cdn$427 million) of commercial paper outstanding at an average interest rate of 4.40%, and U.S.$211 million (Cdn$254 million) at an average interest rate of 2.37%, as at December 31, 2004.

Shelf prospectus and registration statement

On October 29, 2005, the Company’s shelf prospectus and registration statement filed in October 2003 expired with an unused balance of U.S.$200 million.

The Company’s access to current and alternate sources of financing at competitive costs is dependent on its credit rating. The Company is not currently aware of any adverse trend, event or condition that would affect the Company’s credit rating.

Contractual obligations

In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company’s contractual obligations for the following items as at December 31, 2005:

In millions	Total	2006	2007	2008	2009	2010	2011 & thereafter

Long-term debt obligations (a)	$4,214	$296	$58	$203	$351	$444	$2,862
Interest on long-term debt obligations	4,399	253	234	224	217	188	3,283
Capital lease obligations (b)	1,231	159	154	71	113	54	680
Operating lease obligations	1,058	238	196	165	136	103	220
Purchase obligations (c)	596	446	54	49	29	18	–
Other long-term liabilities reflected on the balance sheet (d)	1,083	103	72	59	51	44	754

Total obligations	$12,581	$1,495	$768	$771	$897	$851	$7,799

(a)	Presented net of unamortized discounts, of which $836 million relates to non-interest bearing Notes due in 2094 assumed as part of the BC Rail acquisition and excludes capital lease obligations of $1,231 million which are included in “Capital lease obligations.”

(b)	Includes $360 million of imputed interest on capital leases at rates ranging from approximately 3.00% to 13.13%.

(c)	Includes commitments for railroad ties, rail, freight cars, locomotives and other equipment and outstanding information technology service contracts.

(d)	Includes expected payments for workers’ compensation, workforce reductions, post-retirement benefits and environmental liabilities that have been classified as contractual settlement agreements.

For 2006 and the foreseeable future, the Company expects cash flow from operations and from its various sources of financing to be sufficient to meet its debt repayments and future obligations, and to fund anticipated capital expenditures.

Acquisitions

The Company completed its acquisitions of GLT and BC Rail on May 10, 2004 and July 14, 2004, respectively.

      The Company accounted for the acquisitions using the purchase method of accounting as required by SFAS No. 141, “Business Combinations,” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, the consolidated financial statements of the Company include the assets, liabilities and results of operations of GLT and BC Rail as of the dates of acquisition, May 10, 2004 and July 14, 2004, respectively. The Company’s GLT acquisition cost of U.S.$395 million (Cdn$547 million) and BC Rail acquisition cost of $991 million, included purchase price adjustments and transaction costs.

      The Company had estimated, on a preliminary basis, the fair value of GLT’s and BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition based on then current available information. The Company has since finalized the allocations of the GLT and BC Rail purchase price and has not made any significant adjustments to the preliminary purchase price allocations. See Note 3 – Acquisitions, to the Company’s Annual Consolidated Financial Statements for the final fair values of BC Rail’s and GLT’s assets acquired, owned and leased, and liabilities assumed at acquisition.

Investment in English Welsh and Scottish Railway (EWS)

In January 2004, EWS shareholders had approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares in exchange for a combination of cash and notes receivable. The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest in EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £57.7 million (Cdn$141 million) in cash and an 8% note receivable due 2009 of £23.9 million (Cdn$58 million) from EWS. In April 2005, EWS fully redeemed the Company’s note receivable. The Company received £26 million (Cdn$61 million), which included principal and accrued but unpaid interest to the date of redemption.

Off balance sheet arrangements

Accounts receivable securitization program

The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets.

U.S. GAAP	Canadian National Railway Company	58

Management’s Discussion and Analysis

In February 2005, the Company amended the agreement to increase the maximum amount it may sell from $450 million to $500 million and modified certain reporting requirements.

      The Company is subject to customary reporting requirements for which failure to perform could result in termination of the program. In addition, the trust is subject to customary credit rating requirements, which if not met, could also result in termination of the program. The Company monitors these reporting and credit rating requirements for any trends, events or conditions that could cause such termination.

     The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing, including its revolving credit facility and commercial paper program, and/or access to capital markets.

     At December 31, 2005, pursuant to the agreement, $489 million had been sold compared to $445 million at December 31, 2004.

Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

     The Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. Where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

      The nature of these guarantees or indemnifications, the maximum potential amount of future payments, the carrying amount of the liability, if any, and the nature of any recourse provisions are disclosed in Note 18 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements.

Financial instruments

The Company has limited involvement with derivative financial instruments and does not use them for trading purposes. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. While the Company is exposed to counterparty credit risk in the event of non-performance, the credit standing of counterparties or their guarantors is regularly monitored, and losses due to counterparty non-performance are not anticipated.

Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a hedging program which calls for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004 and the Company has now suspended this program. At December 31, 2005, the Company’s remaining hedge positions covered approximately 17% of the estimated 2006 fuel consumption, representing approximately 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon.

     Realized gains from the Company’s fuel hedging activities were $177 million, $112 million, and $49 million for the years ended December 31, 2005, 2004, and 2003, respectively.

      At December 31, 2005, Accumulated other comprehensive loss included unrealized gains of $57 million, $39 million after tax ($92 million, $62 million after tax at December 31, 2004), which relate to derivative instruments that will mature within the next year and are presented in Other current assets.

Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004. These derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive loss. The realized gain of $12 million accumulated in other comprehensive income (loss) is being recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule.

      At December 31, 2005, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax ($12 million, $8 million after tax at December 31, 2004).

Recent accounting pronouncement

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R), “Share-Based Payment,” which requires expensing of all options issued, modified or settled based on the grant-date fair value, over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement. In April 2005, the U.S. Securities and Exchange Commission extended the effective application date of this standard from interim or annual reporting periods beginning after June 15, 2005 to annual reporting periods beginning after December 15, 2005. The Company has elected to apply the modified prospective approach, which requires compensation cost to be recognized for unvested awards based on their grant-date fair value. The Company does not expect this standard to have a significant impact on its results of operations.

Common stock

Share repurchase programs

In July 2005, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 16.0 million common shares between July 25, 2005 and July 24, 2006 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2005, 8.0 million common shares had been repurchased for $670 million, at an average price of $83.81 per share.

U.S. GAAP	Canadian National Railway Company	59

Management’s Discussion and Analysis

     The Company’s previous share repurchase program, initiated in 2004, allowed for the repurchase of up to 14.0 million common shares between November 1, 2004 and October 31, 2005 pursuant to a normal course issuer bid, at prevailing market prices. By the second quarter of 2005, the Company had completed this share repurchase program, repurchasing 14.0 million common shares for $1,021 million, at an average price of $72.94 per share (10.0 million and 4.0 million in 2005 and 2004, respectively).

Outstanding share data

As at January 24, 2006, the Company had 268.4 million common shares outstanding.

Common stock split

On January 24, 2006, the Board of Directors of the Company approved a two-for-one common stock split which is to be effected in the form of a stock dividend of one additional common share of CN for each share outstanding, payable on February 28, 2006, to shareholders of record on February 22, 2006. All equity-based benefit plans and the current share repurchase program will be adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data for future periods will reflect the stock split.

Critical accounting policies

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates. The following accounting policies require management’s more significant judgments and estimates in the preparation of the Company’s consolidated financial statements and as such, are considered to be critical. The following information should be read in conjunction with the Company’s Annual Consolidated Financial Statements and Notes thereto.

      Management discusses the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors and the Audit Committee has reviewed the Company’s related disclosures.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

      At December 31, 2005, 2004, and 2003, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2005	2004	2003

Balance January 1	$204	$169	$183
Accruals and other	46	64	25
Payments	(45)	(29)	(39)

Balance December 31	$205	$204	$169

      Assumptions used in estimating the ultimate costs for Canadian employee injury claims consider, among others, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not significantly changed any of these assumptions. For all other legal claims in Canada, estimates are based on case history, trends and judgment.

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. Prior to 2005, the Company’s provisions for unasserted occupational disease claims constituted the minimum amount that could be reasonably estimated, reflecting a 25-year horizon as the Company expected that a large majority of the cases would be received over such period. In 2005, changes in the legislative and judicial environment, as well as in the methodology used by the courts and the Company to diagnose claims, enabled the Company to actuarially determine a best estimate for unasserted occupational disease claims, thereby increasing the expected number of claims to be received. These changes have also rendered the recent claim experience to be more representative of future anticipated settlements for asserted occupational disease claims, thereby reducing the average cost per claim. Accordingly, the Company recorded an increase in the provision for unasserted occupational disease claims, which was substantially offset by a reduction in the provision for asserted occupational disease claims.

      Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

U.S. GAAP	Canadian National Railway Company	60

Management’s Discussion and Analysis

      At December 31, 2005, 2004, and 2003, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2005	2004	2003

Balance January 1	$438	$421	$481
Accruals and other	61	94	27
Payments	(47)	(77)	(87)

Balance December 31	$452	$438	$421

     For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim (severity) for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company’s results of operations. For example, a 5% change in the number of claims or severity would have the effect of changing the provision by approximately $30 million and the annual expense by approximately $5 million.

Environmental claims

Regulatory compliance

A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed.

Known existing environmental concerns

The Company is subject to environmental clean-up and enforcement actions. In particular, the Federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), also known as the Superfund law, as well as similar state laws generally impose joint and several liability for clean-up and enforcement costs on current and former owners and operators of a site without regard to fault or the legality of the original conduct. The Company has been notified that it is a potentially responsible party for study and clean-up costs at approximately 17 sites governed by Superfund (and other similar federal and state laws) for which investigation and remediation payments are or will be made or are yet to be determined and, in many instances, is one of several potentially responsible parties.

      The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. Cost scenarios established by external consultants based on extent of contamination and expected costs for remedial efforts are used by the Company to estimate the costs related to a particular site. A liability is initially recorded when environmental assessments occur and/or remedial efforts are likely, and when costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. Adjustments to initial estimates are recorded as additional information becomes available. Based on the information currently available, the Company considers its provisions to be adequate.

      In the third quarter of 2005, the Company recorded an expense of $28 million, of which $25 million was for environmental matters, related to the derailment at Wabamun Lake, Alberta, as explained in Note 18 – Major commitments and contingencies, to the Company’s Annual Consolidated Financial Statements. This amount represents the Company’s retention under its insurance policies and other uninsured costs. The ultimate liability for clean-up costs could differ from the current amount recorded, but such a change is expected to be offset by a corresponding change in the insurance receivable.

      At December 31, 2005, most of the Company’s properties not acquired through recent acquisitions have reached the final assessment stage and therefore costs related to such sites have been anticipated. The final assessment stage can span multiple years. For properties acquired through recent acquisitions, the Company obtains assessments from both external and internal consultants and a liability has been or will be accrued based on such assessments.

Unknown existing environmental concerns

The Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and costs cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites;

and as such, costs related to future remediation will be accrued in the period they become known.

Future occurrences

In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any

U.S. GAAP	Canadian National Railway Company	61

Management’s Discussion and Analysis

such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

In 2005, the Company’s expenses relating to environmental matters, net of recoveries, were $34 million ($10 million in 2004 and $6 million in 2003). Payments for such matters were $24 million, net of potential insurance recoveries for 2005 ($8 million in 2004 and $12 million in 2003). As at December 31, 2005, the Company had aggregate accruals for environmental costs of $124 million ($113 million as at December 31, 2004). The Company anticipates that the majority of the liability at December 31, 2005 will be paid out over the next five years.

Depreciation

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company follows the group method of depreciation for railroad properties and, as such, depreciates the cost of railroad properties, less net salvage value, on a straight-line basis over their estimated useful lives. In addition, under the group method of depreciation, the cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business, is charged to accumulated depreciation.

      Assessing the reasonableness of the estimated useful lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company’s U.S. properties are subject to comprehensive depreciation studies conducted by external consultants as required by the Surface Transportation Board (STB). Depreciation studies for Canadian properties are not required by regulation and are therefore conducted internally. Studies are performed on specific asset groups on a periodic basis. The studies consider, among others, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company’s business strategy, changes in the Company’s capital strategy or changes in regulations can result in the actual useful lives differing from the Company’s estimates.

      A change in the remaining useful life of a group of assets, or their estimated net salvage, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company’s results of operations. A change of one year in the composite useful life of the Company’s fixed asset base would impact annual depreciation expense by approximately $13 million.

      Depreciation studies are a means of ensuring that the assumptions used to estimate the useful lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2004, the Company conducted a comprehensive study for its Canadian properties and certain U.S. rolling stock and equipment. The study did not have a significant impact on depreciation expense. In 2006, the Company expects to complete a depreciation study for certain U.S. rolling stock and equipment.

      In 2005, the Company recorded total depreciation and amortization expense of $630 million ($602 million in 2004 and $560 million in 2003). At December 31, 2005, the Company had Properties of $20,078 million, net of accumulated depreciation of $9,347 million ($19,715 million in 2004, net of accumulated depreciation of $9,232 million).

Pensions and other post-retirement benefits

The Company has several pension plans with measurement dates of December 31 for the Canadian plans, and September 30 for the U.S. plans. The descriptions in the following paragraphs pertaining to pensions relate generally to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

      The Company accounts for pensions and other post-retirement benefits as required by SFAS No. 87, “Employers’ Accounting for Pensions,” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions,” respectively. Under these accounting standards, assumptions are made regarding the valuation of benefit obligations and performance of plan assets. Deferred recognition of differences between actual results and those assumed is a guiding principle of these standards. This approach allows for a gradual recognition of changes in benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

      For pensions and other post-retirement benefits, assumptions are required for, among others, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which in accordance with SFAS No. 87 and SFAS No. 106, the Company has elected to amortize over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets. The future effect on the Company’s results of operations is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.

      The Company’s discount rate assumption, which is set annually at the end of each year, is used to determine the projected benefit obligation at the end of the year and the net periodic benefit cost for the following year. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. The discount rate is determined by management with the aid of third-party actuaries. The Company’s methodology for determining the discount rate is based on a zero-coupon bond yield curve, which is derived from a semi-annual bond yield curve provided by a leading Canadian financial institution.

U.S. GAAP	Canadian National Railway Company	62

Management’s Discussion and Analysis

The portfolio of hypothetical zero-coupon bonds is expected to generate cash flows that match the estimated future benefit payments of the plans as the bond rate for each maturity year is applied to the plans’ corresponding expected benefit payments of that year. A discount rate of 5.0%, based on bond yields prevailing at December 31, 2005 (5.75% at December 31, 2004), was considered appropriate by the Company to match the approximately 12-year average duration of estimated future benefit payments. As a result, in 2006, the Company’s net periodic benefit cost for all plans is expected to increase by approximately $60 million, since the cumulative unrecognized actuarial loss of $2,145 million, mainly resulting from a decrease in the level of interest rates, was in excess of the plans’ corridor threshold as at December 31, 2005. The current estimate for the expected average remaining service life of the employee group covered by the plans is approximately nine years.

      For the year ended December 31, 2005, a one-percentage-point decrease in the 5.75% discount rate used to determine net periodic benefit cost at January 1, 2005 would have resulted in an increase of approximately $131 million in net periodic benefit cost, whereas a one-percentage-point increase would not have caused a material change to net periodic benefit cost, given that the Company amortizes actuarial gains and losses over the expected average remaining service life of the employee group covered by the plans, only to the extent they are in excess of the corridor threshold.

      To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. If the Company had elected to use the market value of assets, which at December 31, 2005 exceeded the market-related value of Plan assets by approximately $2,300 million, net periodic benefit cost would decrease by approximately $50 million for 2005, assuming all other assumptions remained constant. The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Plan does not invest in the securities of the Company or its subsidiaries. During the last 10 years ended December 31, 2005, the Plan earned an annual average rate of return of 10.6%. The actual and market-related value rates of return on plan assets for the last five years were as follows:

Rates of return	2005	2004	2003	2002	2001

Actual	20.5%	11.7%	9.6%	(0.3)%	(1.4)%
Market-related value	8.6%	6.3%	7.0%	7.4%	10.2%

For that same period, the Company used a long-term rate of return assumption on the market-related value of plan assets not exceeding 9% to compute net periodic benefit cost. In 2003, the Company had reduced the expected long-term rate of return on plan assets from 9% to 8% to reflect management’s view of long-term investment returns. The effect of this change in management’s assumption was to increase annual net periodic benefit cost by approximately $55 million for all years presented.

     Based on the fair value of the assets held as at December 31, 2005, the Plan assets are comprised of 56% in Canadian and foreign equities, 32% in debt securities, 2% in real estate assets and 10% in other assets. The long-term asset allocation percentages are not expected to differ materially from the current composition.

      The rate of compensation increase of 3.75%, used to determine both the benefit obligation and the net periodic benefit cost, is another significant assumption in the actuarial model for pension accounting and is determined by the Company based upon its long-term plans for such increases.

      For other post-retirement benefits, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. For measurement purposes, the projected health care cost trend rate for prescription drugs was 14% in the current year, and it is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter. For the year ended December 31, 2005, a one-percentage-point change in either the rate of compensation increase or the health care cost trend rate would not cause a material change to the Company’s net periodic benefit cost for both pensions and other post-retirement benefits.

      For pension funding purposes, an actuarial valuation is required at least on a triennial basis. However, the Company has conducted actuarial valuations on an annual basis to account for pensions. The latest actuarial valuation of the CN Pension Plan was conducted as at December 31, 2004 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $100 million in each of 2006, 2007, and 2008 based on the plans’ current position. The assumptions discussed above are not expected to have a significant impact on the cash funding requirements of the pension plans. The Canadian Institute of Actuaries (CIA) has adopted a new standard that will be used to calculate the values that pension plan members are entitled to receive upon termination of employment. This new standard will

U.S. GAAP	Canadian National Railway Company	63

Management’s Discussion and Analysis

impact the calculation of the pension plan liabilities under a solvency or wind-up scenario when the Company conducts an actuarial valuation for purposes of determining the funding position of the Company’s Canadian pension plans. The standard, which was effective February 2005, will apply to future actuarial valuations and may significantly impact future funding requirements.

      The Company recorded consolidated net periodic benefit cost for pensions of $17 million, $22 million and $49 million in 2005, 2004, and 2003, respectively. Consolidated net periodic benefit cost for other post-retirement benefits was $24 million, $29 million, and $33 million in 2005, 2004, and 2003, respectively. At December 31, 2005, the Company’s accrued benefit cost for post-retirement benefits other than pensions was $313 million ($309 million at December 31, 2004). In addition, at December 31, 2005, the Company’s consolidated pension benefit obligation and accumulated post-retirement benefit obligation (APBO) were $14,346 million and $300 million, respectively ($13,137 million and $319 million at December 31, 2004).

      The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003,” adopted on July 1, 2004, the Company evaluated and determined the prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the APBO as of January 1, 2004 and, as such, the APBO was reduced by $49 million. Net periodic benefit cost for the year ended December 31, 2004 was reduced by $7 million due to the effects of the Act.

      In 2004, with the acquisitions of GLT and BC Rail, the Company assumed two additional defined benefit plans. The following table provides the Company’s plan assets by category, benefit obligation at end of year, and Company and employee contributions by major pension plan:

In millions	December 31, 2005	CN Pension Plan	BC Rail Ltd Pension Plan	U.S. and other plans	Total

Plan assets by category
Equity securities		$7,814	$300	$131	$8,245
Debt securities		4,514	194	62	4,770
Real estate		321	14	–	335
Other		1,420	88	16	1,524

Total		$14,069	$596	$209	$14,874

Benefit obligation at end of year		$13,404	$546	$396	$14,346
Company contributions in 2005		$77	$20	$30	$127
Employee contributions in 2005		$55	$3	$–	$58

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of net income. Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management’s best estimate and may vary from actual taxable income. On an annual basis, the Company assesses its need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized based on its taxable income projections, a valuation allowance is recorded. As at December 31, 2005, the Company expects that its deferred income tax assets will be recovered from future taxable income and therefore, has not set up a valuation allowance. In addition, Canadian and U.S. tax rules and regulations are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities. The Company believes that its provisions for income taxes are adequate pertaining to any assessments from the taxation authorities.

      The Company’s deferred income tax assets are mainly composed of temporary differences related to accruals for workforce reductions, personal injury and other claims, environmental and other post-retirement benefits, and losses and tax credit carryforwards. The majority of these accruals will be paid out over the next five years. The Company’s deferred income tax liabilities are mainly composed of temporary differences related to properties and net prepaid benefit cost for pensions. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or

U.S. GAAP	Canadian National Railway Company	64

Management’s Discussion and Analysis

changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company’s results of operations. A one-percentage-point change in the Company’s reported effective income tax rate would have the effect of changing the income tax expense by $23 million in 2005.

      In 2005, the Company recorded a deferred income tax expense of $14 million and a corresponding increase to its net deferred income tax liability resulting from the net impact of higher enacted corporate tax rates in certain Canadian provinces. In the fourth quarter of 2003, the Company had recorded an increase of $81 million to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, for the year ended December 31, 2003, a deferred income tax expense of $79 million was recorded in income and $2 million was recorded in Other comprehensive loss.

      For the year ended December 31, 2005, the Company recorded total income tax expense of $781 million ($596 million in 2004 and $517 million in 2003) of which $547 million was for deferred income taxes ($366 million in 2004 and $411 million in 2003). The Company’s net deferred income tax liability at December 31, 2005 was $4,752 million ($4,359 million at December 31, 2004).

Business risks

Certain information included in this report may be “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. Implicit in these statements, particularly in respect of growth opportunities, is the assumption that the positive economic trends in North America and Asia will continue. This assumption, although considered reasonable by the Company at the time of preparation, may not materialize. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the outlook, the actual results or performance of the Company or the rail industry to be materially different from any future results or performance implied by such statements. Such factors include the specific risks set forth below as well as other risks detailed from time to time in reports filed by the Company with securities regulators in Canada and the United States.

Competition

The Company faces significant competition from a variety of carriers, including Canadian Pacific Railway Company (CP) which operates the other major rail system in Canada, serving most of the same industrial and population centers as the Company, long distance trucking companies and, in many markets, major U.S. railroads and other Canadian and U.S. railroads. Competition is generally based on the quality and reliability of services provided, price, and the condition and suitability of carriers' equipment. Competition is particularly intense in eastern Canada where an extensive highway network and population centers, located relatively close to one another, have encouraged significant competition from trucking companies. In addition, much of the freight carried by the Company consists of commodity goods that are available from other sources in competitive markets. Factors affecting the competitive position of suppliers of these commodities, including exchange rates, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company’s volumes, revenues and profit margins.

      In addition to trucking competition, and to a greater degree than other rail carriers, the Company’s subsidiary, Illinois Central Railroad Company (ICRR), is vulnerable to barge competition because its main routes are parallel to the Mississippi River system. The use of barges for some commodities, particularly coal and grain, often represents a lower cost mode of transportation. Barge competition and barge rates are affected by navigational interruptions from ice, floods and droughts, which can cause widely fluctuating barge rates. The ability of ICRR to maintain its market share of the available freight has traditionally been affected by the navigational conditions on the river.

      The significant consolidation of rail systems in the United States has resulted in larger rail systems that are able to offer seamless services in larger market areas and accordingly, compete effectively with the Company in certain markets. This requires the Company to consider transactions that would similarly enhance its own service. There can be no assurance that the Company will be able to compete effectively against current and future competitors in the railroad industry and that further consolidation within the railroad industry will not adversely affect the Company’s competitive position. No assurance can be given that competitive pressures will not lead to reduced revenues, profit margins or both.

Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

U.S. GAAP	Canadian National Railway Company	65

Management’s Discussion and Analysis

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities.

      In railroad and related transportation operations, it is possible that derailments, explosions or other accidents may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to liability risk, faced by the railroad industry generally, in connection with the transportation of toxic-by-inhalation hazardous materials such as chlorine and anhydrous ammonia, commodities that are essential to the public health and welfare and that, as a common carrier, the Company has a duty to transport. As a result, the Company may incur costs in the future, which may be material, to address any such harm, including costs relating to the performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property.

      The ultimate cost of known contaminated sites cannot be definitely established, and the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination, the available clean-up techniques, the Company’s share of the costs and evolving regulatory standards governing environmental liability. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases. For these reasons, there can be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs.

Personal injury and other claims

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims. The final outcome with respect to actions outstanding or pending at December 31, 2005, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

Labor negotiations

Canadian workforce

As of December 31, 2005, CN employed a total of 14,979 employees in Canada, of which 11,987 were unionized employees.

      As of January 2006, the Company had in place labor agreements covering its entire Canadian unionized workforce. In 2006, CN will begin bargaining with two national unions whose agreements expire December 31, 2006. These agreements will remain in effect until bargaining and legal processes have been concluded.

      Following the acquisition of BC Rail, the Company reached implementing agreements in December 2004 for BC Rail employees with the Council of Trade Unions and its members, representing all unions, regarding the integration of the various collective agreements. In March 2005, under Section 18 of the Canada Labour Code, the Company filed a request with the Canada Industrial Relations Board (CIRB) to amend the current bargaining agent certificates at BC Rail to correspond with those agents representing the same employee groups at CN. On October 13, 2005, the CIRB granted the Company’s request but retained jurisdiction on any issues that might remain in contention.

      There can be no assurance that the Company will be able to renew and have ratified its collective agreements without any strikes or lockouts.

U.S. workforce

As of December 31, 2005, CN employed a total of 6,561 employees in the United States, of which 5,676 were unionized employees.

      As of January 2006, the Company had in place agreements with bargaining units representing the entire unionized workforce at Grand Trunk Western Railroad Incorporated (GTW); Duluth, Winnipeg and Pacific (DWP); ICRR; CCP Holdings, Inc. (CCP); Duluth, Missabe & Iron Range Railroad (DMIR); Bessemer & Lake Erie (BLE); and Pittsburgh & Conneaut Dock Company (PCD); and 93% of the unionized workforce at Wisconsin Central Transportation Corporation (WC). Agreements in place have various moratorium provisions, ranging from the end of 2004 to the end of 2009, which preserve the status quo in respect of given areas during the terms of such moratoriums. Several of these agreements are currently under renegotiation.

      The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis. GTW, DWP, ICRR, CCP, WC, DMIR, BLE and PCD have bargained on a local basis rather than holding national, industry-wide negotiations because they believe it results in agreements that better address both the employees’ concerns and preferences, and the railways’ actual operating environment. However, local negotiations may not generate federal intervention in a strike or lockout situation, since a dispute may be localized. The Company believes the potential mutual benefits of local bargaining outweigh the risks.

      Negotiations are ongoing with the bargaining units with which the Company does not have agreements or settlements. Until new agreements are reached or the processes of the Railway Labor Act have been exhausted, the terms and conditions of existing agreements continue to apply. Although the Company does not anticipate work action related to these negotiations while they are ongoing, there can be no assurance that there will not be any such work action and that the resolution of these negotiations will not have a material adverse effect on the Company’s financial position or results of operations.

Regulation

The Company’s rail operations in Canada are subject to regulation as to (i) rate setting and network rationalization by the Canadian Transportation Agency (the Agency) under the Canada Transportation Act (the CTA), and (ii) safety by the federal Minister of Transport under the Railway Safety Act and certain other statutes. The Company’s U.S. rail

U.S. GAAP	Canadian National Railway Company	66

Management’s Discussion and Analysis

operations are subject to regulation as to (i) economic regulation by the STB and (ii) safety by the Federal Railroad Administration. As such, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties. The Company is also subject to a variety of health, safety, security, labor, environmental and other regulations, all of which can affect its competitive position and profitability.

      With respect to safety, rail safety regulation in Canada is the responsibility of Transport Canada, which administers the Canadian Railway Safety Act, as well as the rail portions of other safety-related statutes. In the U.S., rail safety regulation is the responsibility of the Federal Railroad Administration, which administers the Federal Rail Safety Act, as well as the rail portions of other safety statutes. In addition, safety matters related to security are overseen by the Transportation Security Administration, which is part of the U.S. Department of Homeland Security.

      The federal government carries out a review of Canadian transportation legislation periodically. The latest review resulted in a report to the Minister of Transport, released to the public on July 18, 2001, which contains numerous recommendations for legislative changes affecting all modes of transportation, including rail. On February 25, 2003, the Canadian Minister of Transport released its policy document Straight Ahead – A Vision for Transportation in Canada. On March 24, 2005, the Minister of Transport tabled Bill C-44 entitled An Act to Amend the Canada Transportation Act and the Railway Safety Act, to enact the VIA Rail Canada Act and to make consequential amendments to other Acts. Bill C-44 was terminated when Parliament was dissolved on November 29, 2005. No assurance can be given that any future legislative action by the federal government or other future government initiatives will not materially adversely affect the Company’s financial position or results of operations.

      The U.S. Congress has had under consideration for several years various pieces of legislation that would increase federal economic regulation of the railroad industry. In addition, the STB is authorized by statute to commence regulatory proceedings if it deems them to be appropriate. No assurance can be given that any future regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

      The Company is subject to statutory and regulatory directives in the United States addressing homeland security concerns. These include border security arrangements, pursuant to an agreement the Company and CP entered into with U.S. Customs and Border Protection (CBP) and the Canada Border Services Agency (CBSA). These requirements include advance electronic transmission of cargo information for U.S.-bound traffic and cargo screening (including gamma ray and radiation screening), as well as U.S. government-imposed restrictions on the transportation into the United States of certain commodities. In the fourth quarter of 2003, the CBP issued regulations to extend advance notification requirements to all modes of transportation and the U.S. Food and Drug Administration promulgated interim final rules requiring advance notification by all modes for certain food imports into the United States. CBSA is also working on implementation of advance notification requirements for Canadian-bound traffic. The Company has also worked with the Association of American Railroads to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company’s most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters. While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as above, no assurance can be given that future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company’s operations, or its competitive and financial position.

      In October 2002, the Company became the first North American railroad to gain membership in the U.S. Customs Trade Partnership Against Terrorism (C-TPAT). C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security on goods exported to the U.S. The Company is also designated as a low-risk carrier under the Customs Self-Assessment (CSA) program, a CBSA program designed to expedite the cross-border movement of goods of CSA-accredited importing companies for goods imported into Canada.

      The Company’s ownership of the former Great Lakes Transportation vessels is subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. On February 4, 2004, the Maritime Administration and the U.S. Coast Guard issued a Joint Notice of Proposed Rulemaking, proposing modifications to the regulations governing vessel documentation for lease financing for vessels engaged in the coastwise trade. In addition, the U.S. Congress has from time to time considered modifications to the legislation governing the United States coastwise trade. As a result of maritime legislation enacted in 2004, the regulations governing the Company’s acquisition of these vessels should not be affected. Subsequent to the enactment of this legislation, on April 13, 2005, the Coast Guard and Maritime Administration withdrew their proposed rulemaking, and plan to publish a new notice of proposed rulemaking in the future to address the legislation’s provisions. No assurance can be given that any future legislative or regulatory initiatives by the U.S. federal government will not materially adversely affect the Company’s operations, or its competitive and financial position.

U.S. GAAP	Canadian National Railway Company	67

Management’s Discussion and Analysis

Business prospects and other risks

In any given year, the Company, like other railroads, is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclicality in demand. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. The Company’s results of operations can be expected to reflect these conditions because of the significant fixed costs inherent in railroad operations.

     Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the United States.

      The Company, like other railroads, is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Rising fuel prices could materially adversely affect the Company’s expenses. As such, CN has implemented a fuel surcharge program to help mitigate the impact of rising fuel prices. No assurance can be given that continued increases in fuel prices or supply disruptions will not materially adversely affect the Company’s operations or its financial position.

      Overall return in the capital market, and the level of interest rates, affect the funded status of the Company’s pension plans as well as the Company’s results of operations. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuation may increase future pension contributions and could have a material adverse effect on the Company’s results of operations. The funding requirements as well as the impact on the results of operations will be determined following the completion of future actuarial valuations.

     Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and interfere with the free flow of goods. International conflicts can also have an impact on the Company’s markets.

      Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt is denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Based on the Company’s current operations, the estimated annual impact on net income of a year-over-year one-cent change in the Canadian dollar relative to the U.S. dollar is approximately $10 million. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

      Should a major economic slowdown or recession occur in North America or other key markets, or should major industrial restructuring take place, the volume of rail shipments carried by the Company is likely to be adversely affected.

      In addition to the inherent risks of the business cycle, the Company’s operations are occasionally susceptible to severe weather conditions, which can disrupt operations and service for the railroad as well as for the Company’s customers. In recent years, severe drought conditions in western Canada, for instance, significantly reduced bulk commodity revenues, principally grain.

     Generally accepted accounting principles require the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

Controls and procedures

     The Company’s Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company’s “disclosure controls and procedures” (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2005, have concluded that the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would have been made known to them.

     During the fourth quarter ending December 31, 2005, there was no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

      The Company is undergoing a comprehensive effort in preparation for compliance with Section 404 of the Sarbanes-Oxley Act for the year ending December 31, 2006. This effort includes, among other things, evaluating the adequacy of the Company’s documentation of controls, assessing the effectiveness of control design, and testing the operation of the controls as designed.

      In the course of its evaluation, management has identified certain deficiencies in its internal control over financial reporting. These deficiencies are being addressed through a detailed remediation program. The Company does not believe that any of the deficiencies identified to date, individually or in the aggregate, result in a material weakness to its internal control over financial reporting.

Additional information, including the Company’s 2004 Annual Information Form (AIF) and Form 40-F, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml, respectively. The 2005 AIF and Form 40-F will become available on or prior to March 31, 2006.

Montreal, Canada
January 24, 2006

U.S. GAAP	Canadian National Railway Company	68

Management Report

The accompanying consolidated financial statements of Canadian National Railway Company and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

      The financial statements have been prepared by management in conformity with generally accepted accounting principles in the United States. These statements include some amounts that are based on best estimates and judgments. Financial information used elsewhere in the annual report is consistent with these financial statements.

      Management of the Company, in furtherance of the integrity and objectivity of data in the financial statements, has developed and maintains a system of internal accounting controls and supports an extensive program of internal audits. Management believes that this system of internal accounting controls provides reasonable assurance that financial records are reliable and form a proper basis for preparation of financial statements, and that assets are properly accounted for and safeguarded.

     The Board of Directors carries out its responsibility for the financial statements in this report principally through its Audit Committee, consisting solely of outside directors. The Audit Committee reviews the Company’s consolidated financial statements and management’s discussion and analysis and recommends their approval by the Board of Directors. Also, the Audit Committee meets regularly with the Chief, Internal Audit, and with the shareholders’ auditors.

      These consolidated financial statements have been audited by KPMG LLP, who have been appointed as the sole auditors of the Company by the shareholders.

Claude Mongeau
Executive Vice-President and Chief Financial Officer

January 24, 2006

Serge Pharand
Vice-President and Corporate Comptroller

January 24, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and to the Shareholders of
Canadian National Railway Company

We have audited the consolidated balance sheets of Canadian National Railway Company as at December 31, 2005 and 2004 and the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005, in accordance with generally accepted accounting principles in the United States.

KPMG LLP
Chartered Accountants

Montreal, Canada
January 24, 2006

U.S. GAAP	Canadian National Railway Company	69

Consolidated Statement of Income

In millions, except per share data	Year ended December 31,	2005	2004	2003

Revenues
Petroleum and chemicals		$1,096	$1,059	$1,013
Metals and minerals		837	714	527
Forest products		1,738	1,505	1,320
Coal		331	284	261
Grain and fertilizers		1,119	1,063	947
Intermodal		1,270	1,117	1,101
Automotive		514	510	525
Other items		335	296	190

Total revenues		7,240	6,548	5,884

Operating expenses
Labor and fringe benefits		1,841	1,819	1,698
Purchased services and material		814	746	703
Depreciation and amortization		627	598	554
Fuel		725	528	469
Equipment rents		192	244	293
Casualty and other		417	445	390

Total operating expenses		4,616	4,380	4,107

Operating income		2,624	2,168	1,777
Interest expense		(299)	(294)	(315)
Other income (loss) (Note 14)		12	(20)	21

Income before income taxes and cumulative effect of change in accounting policy		2,337	1,854	1,483
Income tax expense (Note 15)		(781)	(596)	(517)

Income before cumulative effect of change in accounting policy		1,556	1,258	966
Cumulative effect of change in accounting policy (net of applicable taxes) (Note 2)		–	–	48

Net income		$1,556	$1,258	$1,014

Basic earnings per share (Note 17)
Income before cumulative effect of change in accounting policy		$5.64	$4.41	$3.38
Net income		$5.64	$4.41	$3.54

Diluted earnings per share (Note 17)
Income before cumulative effect of change in accounting policy		$5.54	$4.34	$3.33
Net income		$5.54	$4.34	$3.49

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	70

Consolidated Statement of Comprehensive Income

In millions	Year ended December 31,	2005	2004	2003

Net income		$1,556	$1,258	$1,014

Other comprehensive income (loss) (Note 20):
Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term
debt designated as a hedge of the net investment in U.S. subsidiaries		152	326	754
Unrealized foreign exchange loss on translation of the net investment in
foreign operations		(233)	(428)	(1,101)
Increase (decrease) in unrealized holding gains on fuel derivative instruments (Note 19)		(35)	54	8
Realized gain on settlement of interest rate swaps (Note 19)		–	12	–
Minimum pension liability adjustment (Note 13)		4	8	7

Other comprehensive loss before income taxes		(112)	(28)	(332)
Income tax recovery on other comprehensive loss		38	9	106

Other comprehensive loss		(74)	(19)	(226)

Comprehensive income		$1,482	$1,239	$788

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	71

Consolidated Balance Sheet

In millions	December 31,	2005	2004

Assets
Current assets:
Cash and cash equivalents		$62	$147
Accounts receivable (Note 4)		623	793
Material and supplies		151	127
Deferred income taxes (Note 15)		65	364
Other		248	279

		1,149	1,710
Properties (Note 5)		20,078	19,715
Intangible and other assets (Note 6)		961	940

Total assets		$22,188	$22,365

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued charges (Note 8)		$1,478	$1,605
Current portion of long-term debt (Note 10)		408	578
Other		72	76

		1,958	2,259

Deferred income taxes (Note 15)		4,817	4,723
Other liabilities and deferred credits (Note 9)		1,487	1,513
Long-term debt (Note 10)		4,677	4,586

Shareholders’ equity:
Common shares (Note 11)		4,580	4,706
Accumulated other comprehensive loss (Note 20)		(222)	(148)
Retained earnings		4,891	4,726

		9,249	9,284

Total liabilities and shareholders’ equity		$22,188	$22,365

Subsequent event (Note 22)

On behalf of the Board:

David G.A. McLean	E. Hunter Harrison
Director	Director

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	72

Consolidated Statement of Changes in Shareholders' Equity

	Issued and		Accumulated
	outstanding		other		Total
	common	Common	comprehensive	Retained	shareholders’
In millions	shares	shares	income (loss)	earnings	equity

Balances December 31, 2002	296.3	$4,785	$97	$3,487	$8,369
Net income	–	–	–	1,014	1,014
Stock options exercised and other (Notes 11, 12)	2.9	122	–	–	122
Share repurchase program (Note 11)	(15.0)	(243)	–	(413)	(656)
Other comprehensive loss (Note 20)	–	–	(226)	–	(226)
Dividends ($0.67 per share)	–	–	–	(191)	(191)

Balances December 31, 2003	284.2	4,664	(129)	3,897	8,432
Net income	–	–	–	1,258	1,258
Stock options exercised and other (Notes 11, 12)	2.9	108	–	–	108
Share repurchase program (Note 11)	(4.0)	(66)	–	(207)	(273)
Other comprehensive loss (Note 20)	–	–	(19)	–	(19)
Dividends ($0.78 per share)	–	–	–	(222)	(222)

Balances December 31, 2004	283.1	4,706	(148)	4,726	9,284
Net income	–	–	–	1,556	1,556
Stock options exercised and other (Notes 11, 12)	3.3	176	–	–	176
Share repurchase programs (Note 11)	(18.0)	(302)	–	(1,116)	(1,418)
Other comprehensive loss (Note 20)	–	–	(74)	–	(74)
Dividends ($1.00 per share)	–	–	–	(275)	(275)

Balances December 31, 2005	268.4	$4,580	$(222)	$4,891	$9,249

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	73

Consolidated Statement of Cash Flows

In millions	Year ended December 31,	2005	2004	2003

Operating activities
Net income		$1,556	$1,258	$1,014
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization		630	602	560
Deferred income taxes (Note 15)		547	366	411
Equity in earnings of English Welsh and Scottish Railway (Note 14)		(4)	4	(17)
Cumulative effect of change in accounting policy (Note 2)		–	–	(48)
Other changes in:
Accounts receivable		142	(233)	153
Material and supplies		(25)	10	(3)
Accounts payable and accrued charges		(156)	5	(96)
Other net current assets and liabilities		8	21	(29)
Other		7	106	31

Cash provided from operating activities		2,705	2,139	1,976

Investing activities
Net additions to properties		(1,180)	(1,072)	(1,043)
Acquisition of BC Rail (Note 3)		–	(984)	–
Acquisition of GLT (Note 3)		–	(547)	–
Other, net		105	192	(32)

Cash used by investing activities		(1,075)	(2,411)	(1,075)

Dividends paid		(275)	(222)	(191)

Financing activities
Issuance of long-term debt		2,728	8,277	4,109
Reduction of long-term debt		(2,865)	(7,579)	(4,141)
Issuance of common shares (Note 11)		115	86	83
Repurchase of common shares (Note 11)		(1,418)	(273)	(656)

Cash provided from (used by) financing activities		(1,440)	511	(605)

Net increase (decrease) in cash and cash equivalents		(85)	17	105
Cash and cash equivalents, beginning of year		147	130	25

Cash and cash equivalents, end of year		$62	$147	$130

Supplemental cash flow information
Net cash receipts from customers and other		$7,375	$6,501	$6,022
Net cash payments for:
Employee services, suppliers and other expenses		(3,872)	(3,628)	(3,262)
Interest		(306)	(282)	(325)
Workforce reductions (Note 9)		(87)	(93)	(155)
Personal injury and other claims (Note 18)		(92)	(106)	(126)
Pensions (Note 13)		(127)	(161)	(92)
Income taxes (Note 15)		(186)	(92)	(86)

Cash provided from operating activities		$2,705	$2,139	$1,976

See accompanying notes to consolidated financial statements.

U.S. GAAP	Canadian National Railway Company	74

Notes to Consolidated Financial Statements

Canadian National Railway Company (CN or the Company), directly and through its subsidiaries, is engaged in the rail and related transportation business. CN spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans and Mobile, Alabama, and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minnesota/ Superior, Wisconsin, Green Bay, Wisconsin, Minneapolis/St. Paul, Memphis, St. Louis and Jackson, Mississippi, with connections to all points in North America. CN’s revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 Summary of significant accounting policies

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Significant differences between the accounting principles applied in the accompanying financial statements and those under Canadian generally accepted accounting principles (Canadian GAAP) are quantified and explained in Note 21 to the financial statements. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to personal injury and other claims, environmental claims, depreciation, pensions and other post-retirement benefits, and income taxes, based upon currently available information. Actual results could differ from these estimates.

A. Principles of consolidation

These consolidated financial statements include the accounts of all subsidiaries, including Great Lakes Transportation LLC’s railroads and related holdings (GLT) and BC Rail for which the Company acquired control and consolidated effective May 10, 2004 and July 14, 2004, respectively. The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

B. Revenues

Freight revenues are recognized on services performed by the Company, based on the percentage of completed service method. Costs associated with movements are recognized as the service is performed.

C. Foreign exchange

All of the Company’s United States (U.S.) operations are self-sustaining foreign entities with the U.S. dollar as their functional currency. The Company also has an equity investment in an international affiliate based in the United Kingdom with the British pound as its functional currency. Accordingly, the U.S. operations’ assets and liabilities and the Company’s foreign equity investment are translated into Canadian dollars at the rate in effect at the balance sheet date and the revenues and expenses are translated at average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss) (Note 20).

      The Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Accordingly, unrealized foreign exchange gains and losses, from the dates of designation, on the translation of the U.S. dollar-denominated long-term debt are also included in Other comprehensive income (loss).

D. Cash and cash equivalents

Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

E. Accounts receivable

Accounts receivable are recorded at cost net of the provision for doubtful accounts that is based on expected collectibility. Any gains or losses on the sale of accounts receivable are calculated by comparing the carrying amount of the accounts receivable sold to the total of the cash proceeds on sale and the fair value of the retained interest in such receivables on the date of transfer. Fair values are determined on a discounted cash flow basis. Costs related to the sale of accounts receivable are recognized in earnings in the period incurred.

F. Material and supplies

Inventory is valued at weighted-average cost for ties, rails, fuel and new materials in stores, and at estimated utility or sales value for usable second-hand, obsolete and scrap materials.

G. Properties

Railroad properties are carried at cost less accumulated depreciation including asset impairment write-downs. Labor, materials and other costs associated with the installation of rail, ties, ballast and other track improvements are capitalized to the extent they meet the Company’s minimum threshold for capitalization. Major overhauls and large refurbishments are also capitalized when they result in an extension to the useful life or increase the functionality of the asset. Included in property additions are the costs of developing computer software for internal use. Maintenance costs are expensed as incurred.

      The cost of railroad properties, less net salvage value, retired or disposed of in the normal course of business is charged to accumulated depreciation, in accordance with the group method of depreciation. The Company reviews the carrying amounts of properties held and used whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. Assets that are deemed impaired as a result of such review are recorded at the lower of carrying amount or fair value.

U.S. GAAP	Canadian National Railway Company	75

Notes to Consolidated Financial Statements

1  Summary of significant accounting policies (continued)

Assets held for sale are measured at the lower of their carrying amount or fair value, less cost to sell. Losses resulting from significant line sales are recognized in income when the asset meets the criteria for classification as held for sale whereas losses resulting from significant line abandonments are recognized in income when the asset ceases to be used. Gains are recognized in income when they are realized.

H. Depreciation

The cost of properties, including those under capital leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated useful lives as follows:

Asset class	Annual rate

Track and roadway	2%
Rolling stock	3%
Buildings	6%
Other	6%

The Company follows the group method of depreciation for railroad properties and, as such, conducts comprehensive depreciation studies on a periodic basis to assess the reasonableness of the lives of properties based upon current information and historical activities. Changes in estimated useful lives are accounted for prospectively.

I. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through recent acquisitions and are being amortized on a straight-line basis over 40 to 50 years.

J. Pensions

Pension costs are determined using actuarial methods. Net periodic benefit cost is charged to income and includes:

(i)	the cost of pension benefits provided in exchange for employees’ services rendered during the year,

(ii)	the interest cost of pension obligations,

(iii)	the amortization of the initial net transition obligation on a straight-line basis over the expected average remaining service life of the employee group covered by the plans,

(iv)	the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans,

(v)	the expected long-term return on pension fund assets, and

(vi)	the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of, the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.

      The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

K. Post-retirement benefits other than pensions

The Company accrues the cost of post-retirement benefits other than pensions using actuarial methods. These benefits, which are funded by the Company as they become due, include life insurance programs, medical benefits and free rail travel benefits.

      The Company amortizes the cumulative unrecognized net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plans.

L. Personal injury claims

In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs.

      In the U.S., the Company accrues the expected cost for personal injury and occupational disease claims, based on actuarial estimates of their ultimate cost.

M. Environmental expenditures

Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Liabilities are recorded when environmental assessments occur and/or remedial efforts are likely, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated.

N. Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred tax asset or liability is included in the computation of net income. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

O. Derivative financial instruments

The Company uses derivative financial instruments in the management of its fuel exposure, and may use them from time to time, in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value and the changes in fair value are recorded in earnings or Other comprehensive income (loss) depending on the nature and effectiveness of the hedge transaction. Income and expense related to hedged derivative financial instruments are recorded in the same category as that generated by the underlying asset or liability.

U.S. GAAP	Canadian National Railway Company	76

Notes to Consolidated Financial Statements

P. Stock-based compensation

The Company follows the fair value based approach for stock option awards and had prospectively applied this method of accounting to all awards granted, modified or settled on or after January 1, 2003, as explained in Note 2 – Accounting changes. The Company follows the intrinsic value method for cash settled awards.

Prior to 2003, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional awards, in accordance with Accounting Principles Board Opinion (APB) 25, “Accounting for Stock Issued to Employees,” and related interpretations. If compensation cost had been determined based upon fair values at the date of grant for awards under all plans, the Company’s pro forma net income and earnings per share would have been as follows:

	Year ended December 31,	2005	2004	2003

Net income, as reported (in millions)		$1,556	$1,258	$1,014
Add (deduct) compensation cost, net of
applicable taxes, determined under:
Fair value method for all awards granted after
Jan. 1, 2003 (SFAS No. 123)		86	38	10
Intrinsic value method for performance-based
awards granted prior to 2003 (APB 25)		–	9	13
Fair value method for all awards (SFAS No. 123)		(110)	(78)	(53)

Pro forma net income (in millions)		$1,532	$1,227	$984

Basic earnings per share, as reported		$5.64	$4.41	$3.54
Basic earnings per share, pro forma		$5.55	$4.30	$3.43
Diluted earnings per share, as reported		$5.54	$4.34	$3.49
Diluted earnings per share, pro forma		$5.45	$4.23	$3.39

Compensation cost related to stock option awards under the fair value based approach was calculated using the Black-Scholes option-pricing model with the following assumptions:

	Year ended December 31,	2005	2004	(1)	2003

Expected option life (years)		5.2	–		5.0
Risk-free interest rate		3.50%	–		4.12%
Expected stock price volatility		25%	–		30%
Average dividend per share		$1.00	–		$0.67

	Year ended December 31,	2005	2004	(1)	2003

Weighted average fair value of options granted		$18.38	$–		$11.88

(1) The Company did not grant any stock option awards in 2004.

Q. Recent accounting pronouncement

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 123(R), “Share-Based Payment,” which requires expensing of all options issued, modified or settled based on the grant-date fair value, over the period during which an employee is required to provide service (vesting period). The standard also requires that cash settled awards be measured at fair value at each reporting date until ultimate settlement. In April 2005, the U.S. Securities and Exchange Commission extended the effective application date of this standard from interim or annual reporting periods beginning after June 15, 2005 to annual reporting periods beginning after December 15, 2005. The Company has elected to apply the modified prospective approach, which requires compensation cost to be recognized for unvested awards based on their grant-date fair value. The Company does not expect this standard to have a significant impact on its results of operations.

2 Accounting changes

2005

Conditional asset retirement obligations

Effective December 31, 2005, the Company adopted the recommendations of FASB Interpretation No. 47, “Accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143.” The Interpretation clarifies that an obligation to perform an asset retirement activity exists, even if there may be uncertainty about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation when incurred, generally upon acquisition, construction, or development and/or through the normal operation of the asset, if the fair value of the liability can be reasonably estimated. This standard had no impact on the Company’s financial statements.

2003

Asset retirement obligations

Effective January 1, 2003, the Company adopted the recommendations of SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires that the fair value of an asset retirement obligation be recorded as a liability only when there is a legal obligation associated with a removal activity. The Company has concluded that no legal obligation exists for substantially all of its asset classes that have removal programs. In accordance with SFAS No. 143, the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. This change in policy results in lower depreciation expense and higher labor and fringe benefits and other expenses in the period in which removal costs are incurred. For the year ended December 31, 2003, this change in policy resulted in an increase to net income of $2 million ($0.01 per basic and diluted share).

U.S. GAAP	Canadian National Railway Company	77

Notes to Consolidated Financial Statements

2 Accounting changes (continued)

Stock-based compensation

Effective January 1, 2003, the Company voluntarily adopted the fair value based approach of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” The Company elected to prospectively apply this method of accounting to all stock option awards granted, modified or settled on or after January 1, 2003, as permitted by SFAS No. 148. Prior to 2003, the Company accounted for stock-based compensation in accordance with APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. Accordingly, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional awards.

      In 2003, the Company granted 3.0 million stock options, which will be expensed over their vesting period based on their estimated fair value on the date of grant, determined using the Black-Scholes option-pricing model. For the year ended December 31, 2003, the Company recorded compensation cost of $23 million, of which $10 million ($0.03 per basic and diluted share) was related to the change in policy.

3 Acquisitions

BC Rail

In November 2003, the Company entered into an agreement with British Columbia Railway Company, a corporation owned by the Government of the Province of British Columbia, to acquire all the issued and outstanding shares of the former BC Rail Ltd. and all the partnership units of BC Rail Partnership (collectively BC Rail), and the right to operate over BC Rail’s roadbed under a long-term lease, for a purchase price of $1 billion.

      On July 2, 2004, the Company reached a consent agreement with Canada’s Competition Bureau, allowing for the closing of the transaction, whereby the Company reaffirmed its commitment to share merger efficiencies with BC Rail shippers and assure them competitive transportation options through its Open Gateway Rate and Service Commitment. The consent agreement also maintains competitive rates and service for grain shippers in the Peace River region.

      On July 14, 2004, the Company completed its acquisition of BC Rail and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

      The Company accounted for the acquisition using the purchase method of accounting as required by SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of BC Rail as of July 14, 2004, the date of acquisition. The Company’s cost to acquire BC Rail of $991 million includes purchase price adjustments and transaction costs.

      The Company had estimated, on a preliminary basis, the fair value of BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition based on then current available information. The Company has since finalized the allocation of the purchase price and has not made any significant adjustments. The following table reflects the fair values of BC Rail’s assets acquired, owned and leased, and liabilities assumed at acquisition:

In millions

Current assets	$200
Deferred income taxes	399
Properties	597
Other assets	3

Total assets acquired	1,199

Current liabilities	76
Other liabilities and deferred credits	119
Long-term debt	13

Total liabilities assumed	208

Net assets acquired	$991

Great Lakes Transportation LLC’s Railroads and Related Holdings

In October 2003, the Company, through an indirect wholly owned subsidiary, entered into an agreement for the acquisition of GLT for a purchase price of U.S.$380 million.

      As of April 2004, the Company received all necessary regulatory approvals, including the U.S. Surface Transportation Board (STB) ruling rendered on April 9, 2004.

      On May 10, 2004, the Company completed its acquisition of GLT and began a phased integration of the companies’ operations. The acquisition was financed by debt and cash on hand.

      The Company accounted for the acquisition using the purchase method of accounting. As such, the accompanying consolidated financial statements include the assets, liabilities and results of operations of GLT as of May 10, 2004, the date of acquisition. The Company’s cost to acquire GLT of U.S.$395 million (Cdn$547 million) includes purchase price adjustments and transaction costs.

      The Company had estimated, on a preliminary basis, the fair value of GLT’s assets acquired and liabilities assumed at acquisition based on then current available information. The Company has since finalized the allocation of the purchase price and has not made any significant adjustments. The following table reflects the fair values of GLT’s assets acquired and liabilities assumed at acquisition:

In millions

Current assets	$67
Properties	980
Intangible and other assets	87

Total assets acquired	1,134

Current liabilities	64
Deferred income taxes	286
Other liabilities and deferred credits	237

Total liabilities assumed	587

Net assets acquired	$547

U.S. GAAP	Canadian National Railway Company	78

Notes to Consolidated Financial Statements

If the Company had acquired BC Rail and GLT on January 1, 2003, based on their respective historical amounts, net of the amortization of the difference between the Company’s cost to acquire BC Rail and GLT and their respective net assets (based on the fair values of BC Rail’s and GLT’s assets and liabilities), revenues, income before cumulative effect of change in accounting policy, net income, basic and diluted earnings per share for the years ended December 31, 2004 and 2003 would have been as follows:

In millions, except per share data	Year ended December 31,	2004	2003

Revenues		$6,773	$6,428
Income before cumulative effect of
change in accounting policy		$1,272	$1,026
Net income		$1,272	$1,077
Basic earnings per share
Income before cumulative effect of
change in accounting policy		$4.46	$3.58
Net income		$4.46	$3.76
Diluted earnings per share
Income before cumulative effect of
change in accounting policy		$4.39	$3.53
Net income		$4.39	$3.70

The pro forma figures for both BC Rail and GLT do not reflect synergies, and accordingly, do not account for any potential increases in operating income, any estimated cost savings or facilities consolidation.

4 Accounts receivable

In millions	December 31,	2005	2004

Freight
Trade		$330	$414
Accrued		26	93
Non-freight		347	356

		703	863
Provision for doubtful accounts		(80)	(70)

		$623	$793

      The Company has an accounts receivable securitization program, expiring in June 2006, under which it may sell, on a revolving basis, a maximum of $500 million ($450 million prior to February 2005) of eligible freight trade and other receivables outstanding at any point in time, to an unrelated trust. The Company has a contingent residual interest of approximately 10% of receivables sold, which is recorded in Other current assets. The Company has retained the responsibility for servicing, administering and collecting freight receivables sold. Other income (loss) included $16 million in 2005 and $9 million in each of 2004 and 2003, for costs related to the agreement, which fluctuate with changes in prevailing interest rates.

      At December 31, 2005, pursuant to the agreement, $489 million had been sold compared to $445 million at December 31, 2004.

5 Properties

In millions	December 31, 2005			December 31, 2004

		Accumulated			Accumulated
	Cost	depreciation	Net	Cost	depreciation	Net

Track, roadway and land	$21,792	$6,388	$15,404	$21,524	$6,300	$15,224
Rolling stock	4,581	1,642	2,939	4,336	1,549	2,787
Buildings	1,878	724	1,154	2,009	877	1,132
Other	1,174	593	581	1,078	506	572

	$29,425	$9,347	$20,078	$28,947	$9,232	$19,715

Capital leases included in properties
Track and roadway	$451	$16	$435	$395	$5	$390
Rolling stock	1,348	279	1,069	1,155	241	914
Buildings	57	8	49	113	7	106
Other	144	24	120	119	9	110

	$2,000	$327	$1,673	$1,782	$262	$1,520

U.S. GAAP	Canadian National Railway Company	79

Notes to Consolidated Financial Statements

6 Intangible and other assets

In millions	December 31,	2005	2004

Prepaid benefit cost (Note 13)		$621	$515
Investments (A)		132	166
Deferred receivables		102	77
Intangible assets (B)		66	69
Note receivable from EWS		–	57
Unamortized debt issue costs		31	35
Other		9	21

		$961	$940

A. Investments

As at December 31, 2005, the Company had $124 million ($157 million at December 31, 2004) of investments accounted for under the equity method and $8 million ($9 million at December 31, 2004) of investments accounted for under the cost method.

Investment in English Welsh and Scottish Railway (EWS)

As at December 31, 2005, the Company owned approximately 32% of the outstanding shares of EWS, a company that provides most of the rail freight services in Great Britain and operates freight trains through the English Channel tunnel, and accounted for this investment using the equity method. At December 31, 2005, the excess of the Company’s share of the book value of EWS’ net assets over the carrying value of the investment was not significant.

      In January 2004, EWS shareholders had approved a plan to reduce the EWS share capital to enable cash to be returned to the shareholders by offering them the ability to cancel a portion of their EWS shares in exchange for a combination of cash and notes receivable. The Company elected to have the maximum allowable number of shares cancelled under the plan, thereby reducing its ownership interest in EWS to approximately 31% on a fully diluted basis (13.7 million shares) compared to approximately 37% on a fully diluted basis (43.7 million shares) prior to the capital reorganization. In the first quarter of 2004, the Company received £57.7 million (Cdn$141 million) in cash and an 8% note receivable due 2009 of £23.9 million (Cdn$58 million) from EWS. In April 2005, EWS fully redeemed the Company’s note receivable. The Company received £26 million (Cdn$61 million), which included principal and accrued but unpaid interest to the date of redemption.

B. Intangible assets

Intangible assets relate to customer contracts and relationships assumed through the GLT acquisition.

7 Credit facility

In March 2005, the Company refinanced, by way of amendment, its U.S.$1,000 million revolving credit facility, which was scheduled to mature in December 2005, for a five-year period to March 2010. The credit facility is available for general corporate purposes, including back-stopping the Company’s commercial paper program, and provides for borrowings at various interest rates, including the Canadian prime rate, bankers’ acceptance rates, the U.S. federal funds effective rate and the London Interbank Offer Rate, plus applicable margins. The amended credit facility agreement retained one financial covenant, the customary limitation on debt as a percentage of total capitalization, with which the Company has been in compliance. The Company’s borrowings under its previous revolving credit facility of U.S.$90 million (Cdn$108 million) outstanding at December 31, 2004 (average interest rate of 2.77%) were entirely repaid in the first quarter of 2005. At December 31, 2005, the Company had borrowings under its revolving credit facility of U.S.$15 million (Cdn$17 million) at an interest rate of 4.66% and letters of credit drawn of $316 million.

      The Company’s commercial paper program is backed by a portion of its revolving credit facility. As at December 31, 2005, the Company had U.S.$367 million (Cdn$427 million) of commercial paper outstanding at an average interest rate of 4.40%, and U.S.$211 million (Cdn$254 million) at an average interest rate of 2.37%, as at December 31, 2004.

8 Accounts payable and accrued charges

In millions	December 31,	2005	2004

Trade payables		$475	$491
Income and other taxes		261	310
Accrued charges		226	179
Payroll-related accruals		207	259
Personal injury and other claims provision		115	118
Accrued interest		101	106
Workforce reduction provisions		49	90
Other		44	52

		$1,478	$1,605

9 Other liabilities and deferred credits

In millions	December 31,	2005	2004

Personal injury and other claims provision,
net of current portion		$542	$524
Accrual for post-retirement benefits other than pensions (A)		289	284
Accrued benefit cost for pensions (Note 13)		150	156
Environmental reserve, net of current portion		99	93
Workforce reduction provisions, net of current portion (B)		93	149
Additional minimum pension liability (Note 13)		18	22
Deferred credits and other		296	285

		$1,487	$1,513

U.S. GAAP	Canadian National Railway Company	80

Notes to Consolidated Financial Statements

A. Post-retirement benefits other than pensions

(i) Change in benefit obligation

In millions	Year ended December 31,		2005	2004

Benefit obligation at beginning of year			$319	$309
Acquisition of GLT and BC Rail			–	151
Amendments			(4)	(12)
Transfer from other plan			8	–
Actuarial gain			(20)	(111)
Interest cost			19	17
Service cost			5	8
Foreign currency changes			(8)	(25)
Benefits paid			(19)	(18)

Benefit obligation at end of year			$300	$319

The Company uses a measurement date of September 30 for its U.S. plans and December 31 for its Canadian plans.

(ii) Funded status

In millions	December 31,		2005	2004

Unfunded benefit obligation at end of year			$300	$319
Unrecognized net actuarial gain			24	6
Unrecognized prior service cost			(11)	(16)

Accrued benefit cost for post-retirement benefits other than
pensions (including current portion)			$313	$309

(iii) Components of net periodic benefit cost

In millions	Year ended December 31,	2005	2004	2003

Interest cost		$19	$17	$18
Service cost		5	8	5
Amortization of prior service cost		1	3	3
Recognized net actuarial (gain) loss		(1)	1	7

Net periodic benefit cost		$24	$29	$33

(iv) Weighted-average assumptions

	December 31,	2005	2004	2003

To determine benefit obligation
Discount rate		5.30%	5.90%	6.00%
Rate of compensation increase		3.75%	3.75%	3.75%

To determine net periodic benefit cost
Discount rate		5.90%	6.00%	6.69%
Rate of compensation increase		3.75%	3.75%	4.00%

(v) For measurement purposes, increases in the per capita cost of covered health care benefits were assumed to be 13% for 2006 and 14% for 2005. It is assumed that the rate will decrease gradually to 6% in 2013 and remain at that level thereafter.

      A one-percentage-point change in the assumed health care cost trend rates would have the following effect:

In millions	One-percentage-point

	Increase	Decrease

Effect on total service and interest costs	$2	$(2)
Effect on benefit obligation	25	(22)

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the “Act”), signed into law in the United States in December 2003, provides for prescription drug benefits under Medicare, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide prescription drug benefits that have been concluded to be actuarially equivalent to the Medicare benefit. Pursuant to FASB Staff Position 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement, and Modernization Act of 2003,” adopted on July 1, 2004, the Company evaluated and determined the prescription drug benefits provided by its health care plans to be actuarially equivalent to the Medicare benefit under the Act. The Company measured the effects of the Act on the accumulated post-retirement benefit obligation (APBO) as of January 1, 2004 and, as such, the APBO was reduced by $49 million. Net periodic benefit cost for the year ended December 31, 2004 was reduced by $7 million due to the effects of the Act.

(vi) The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2006	$16
2007	17
2008	18
2009	19
2010	19
Years 2011 to 2015	110

B. Workforce reduction provisions

The workforce reduction provisions, which cover employees in both Canada and the United States, are mainly comprised of payments related to severance, early retirement incentives and bridging to early retirement, the majority of which will be disbursed within the next five years. In 2005, net charges and adjustments decreased the provisions by $10 million. In 2004, liabilities assumed through acquisitions and other charges and adjustments had increased the provisions by $107 million. Payments have reduced the provisions by $87 million for the year ended December 31, 2005 ($93 million for the year ended December 31, 2004). As at December 31, 2005, the aggregate provisions, including the current portion, amounted to $142 million ($239 million as at December 31, 2004).

U.S. GAAP	Canadian National Railway Company	81

Notes to Consolidated Financial Statements

10 Long-term debt

		Currency
		in which	December 31,
In millions	Maturity	payable	2005	2004

Debentures and notes: (A)
Canadian National series:
6.45% Puttable Reset Securities (PURS) (B)	July 15, 2006	U.S.$	$291	$301
4.25% 5-year notes (C)	Aug. 1, 2009	U.S.$	349	361
6.38% 10-year notes (C)	Oct. 15, 2011	U.S.$	465	482
4.40% 10-year notes (C)	Mar. 15, 2013	U.S.$	465	482
6.80% 20-year notes (C)	July 15, 2018	U.S.$	233	241
7.63% 30-year debentures	May 15, 2023	U.S.$	174	181
6.90% 30-year notes (C)	July 15, 2028	U.S.$	552	572
7.38% 30-year debentures (C)	Oct. 15, 2031	U.S.$	233	241
6.25% 30-year notes (C)	Aug. 1, 2034	U.S.$	582	602
Illinois Central series:
7.75% 10-year notes	May 1, 2005	U.S.$	–	120
6.98% 12-year notes	July 12, 2007	U.S.$	58	60
6.63% 10-year notes	June 9, 2008	U.S.$	23	24
5.00% 99-year income debentures	Dec. 1, 2056	U.S.$	9	9
7.70% 100-year debentures	Sept. 15, 2096	U.S.$	145	151
Wisconsin Central series:
6.63% 10-year notes	April 15, 2008	U.S.$	174	181

			3,753	4,008
BC Rail series:
Non-interest bearing 90-year subordinated notes (D)	July 14, 2094	CDN$	842	843

Total debentures and notes			4,595	4,851

Other:
Revolving credit facility (A) (Note 7)		U.S.$	17	108
Commercial paper (E) (Note 7)		U.S.$	427	254
Capital lease obligations and other (F)		Various	897	805

Total other			1,341	1,167

			5,936	6,018
Less:
Current portion of long-term debt			408	578
Net unamortized discount			851	854

			1,259	1,432

			$4,677	$4,586

A. The Company’s debentures, notes and revolving credit facility are unsecured.

B. The PURS contain imbedded simultaneous put and call options at par. At the time of issuance, the Company sold the option to call the securities on July 15, 2006 (the reset date). If the call option is exercised, the imbedded put option is automatically triggered, resulting in the redemption of the original PURS. The call option holder will then have the right to remarket the securities at a new coupon rate for an additional 30-year term ending July 15, 2036. The new coupon rate will be determined according to a pre-set mechanism based on market conditions then prevailing. If the call option is not exercised, the put option is deemed to have been exercised, resulting in the redemption of the PURS on July 15, 2006.

C. These debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.

D. The Company records these notes as a discounted debt of $6 million, using an imputed interest rate of 5.75% . The discount of $836 million is included in the net unamortized discount.

E. The Company has a commercial paper program, which is backed by a portion of its revolving credit facility, enabling it to issue commercial paper up to a maximum aggregate principal amount of $800 million, or the U.S. dollar equivalent. Commercial paper debt is due within one year but is classified as long-term debt, reflecting the Company’s intent and contractual ability to refinance the short-term borrowing through

U.S. GAAP	Canadian National Railway Company	82

Notes to Consolidated Financial Statements

subsequent issuances of commercial paper or drawing down on the revolving credit facility. At December 31, 2004, the amounts outstanding under both the revolving credit facility and the commercial paper program were presented as short-term debt given the anticipated maturity in December 2005 of the revolving credit facility. In March 2005, the Company refinanced by way of amendment, its revolving credit facility, for a five-year period to March 2010.

F. Interest rates for capital leases range from approximately 3.00% to 13.13% with maturity dates in the years 2006 through 2025. The imputed interest on these leases amounted to $360 million as at December 31, 2005 and $342 million as at December 31, 2004.

      The capital lease obligations are secured by properties with a net carrying amount of $1,243 million as at December 31, 2005 and $1,080 million as at December 31, 2004.

      During 2005, the Company recorded $222 million in assets it acquired through equipment leases ($160 million in 2004), for which an equivalent amount was recorded in debt.

G. Long-term debt maturities, including repurchase arrangements and capital lease repayments on debt outstanding as at December 31, 2005, for the next five years and thereafter, are as follows:

In millions

2006	$408
2007	169
2008	238
2009	429
2010	467
2011 and thereafter	3,374

H. The aggregate amount of debt payable in U.S. currency as at December 31, 2005 was U.S.$4,169 million (Cdn$4,849 million) and U.S.$4,022 million (Cdn$4,845 million) as at December 31, 2004.

11 Capital stock

A. Authorized capital stock

The authorized capital stock of the Company is as follows:

  Unlimited number of Common Shares, without par value
  Unlimited number of Class A Preferred Shares, without par value issuable in series
  Unlimited number of Class B Preferred Shares, without par value issuable in series

B. Issued and outstanding common shares

During 2005, the Company issued 3.3 million shares (2.9 million shares in both 2004 and 2003) related to stock options exercised. The total number of common shares issued and outstanding was 268.4 million as at December 31, 2005.

C. Share repurchase programs

In July 2005, the Board of Directors of the Company approved a share repurchase program which allows for the repurchase of up to 16.0 million common shares between July 25, 2005 and July 24, 2006 pursuant to a normal course issuer bid, at prevailing market prices. As at December 31, 2005, 8.0 million common shares had been repurchased for $670 million, at an average price of $83.81 per share.

      The Company’s previous share repurchase program, initiated in 2004, allowed for the repurchase of up to 14.0 million common shares between November 1, 2004 and October 31, 2005 pursuant to a normal course issuer bid, at prevailing market prices. By the second quarter of 2005, the Company had completed this share repurchase program, repurchasing 14.0 million common shares for $1,021 million, at an average price of $72.94 per share (10.0 million and 4.0 million in 2005 and 2004, respectively).

      By October 2003, the Company had completed its 19.5 million share repurchase program at a total cost of $859 million, and an average price of $44.04 per share (15.0 million and 4.5 million shares in 2003 and 2002, respectively).

12 Stock plans

The Company has various stock-based incentive plans for eligible employees. A description of the Company’s major plans is provided below:

Employee Share Investment Plan

The Company has an Employee Share Investment Plan (ESIP) giving eligible employees the opportunity to subscribe for up to 10% (6% prior to 2003) of their gross salaries to purchase shares of the Company’s common stock on the open market and to have the Company invest, on the employees’ behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries. Participation at December 31, 2005 was 11,010 employees (10,073 at December 31, 2004 and 8,894 at December 31, 2003). The total number of ESIP shares purchased on behalf of employees, including the Company’s contributions, was 0.8 million in 2005, 0.7 million in 2004 and 0.9 million in 2003, resulting in a pre-tax charge to income of $12 million, $11 million, and $8 million for the years ended December 31, 2005, 2004, and 2003, respectively.

Stock-based plans

Compensation cost for awards under all stock-based plans was $120 million, $65 million and $23 million for the years ended December 31, 2005, 2004, and 2003, respectively.

U.S. GAAP	Canadian National Railway Company	83

Notes to Consolidated Financial Statements

12 Stock plans (continued)

A. Restricted share units

The Company has granted restricted share units (RSUs), 0.4 million in 2005 and 1.2 million in 2004, to designated management employees entitling them to receive payout in cash based on the Company’s share price. The RSUs granted are generally scheduled for payout after three years and vest upon the attainment of targets relating to return on invested capital over the three-year period and to the Company’s share price during the three-month period ending December 31, 2007 for the 2005 grant and December 31, 2006 for the 2004 grant. The 2004 grant was subject to accelerated payout if specified targets related to the Company’s 20-day average share price were attained during the period ending December 31, 2005. Given that these targets were met, vesting of the 2004 grant was accelerated and increased to its maximum allowable amount under the plan, resulting in a payout of $105 million. Of this amount, $41 million was converted into deferred share units (see section C) at December 31, 2005, and the remaining payout of $64 million will be paid in cash in January 2006. For the years ended December 31, 2005 and 2004, the Company recorded compensation cost of $89 million and $36 million, respectively, for RSUs. As at December 31, 2005, the Company had approximately 0.6 million RSUs outstanding.

B. Mid-term incentive share unit plan

The 2001 mid-term incentive share unit plan entitled designated senior management employees to receive payout on June 30, 2004. The share units vested conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending June 30, 2004. On June 30, 2004, upon the partial attainment of these targets, the Company recorded additional compensation cost of $13 million based on the number of share units vested multiplied by the Company’s share price on such date. For the year ended December 31, 2003, the Company recorded compensation cost of $7 million related to the plan.

C. Voluntary Incentive Deferral Plan

The Company has a Voluntary Incentive Deferral Plan (VIDP), providing eligible senior management employees the opportunity to elect to receive their annual incentive bonus payments and other eligible incentive payments in deferred share units (DSUs). A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established using the average closing price for the 20 trading days prior to and including the date of the incentive payment. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant’s vested DSUs is sufficient to meet the Company’s stock ownership guidelines. The value of each participant’s DSUs is payable in cash at the time of cessation of employment.

      At December 31, 2005, the total liability under the VIDP was $83 million ($22 million at December 31, 2004), representing 1.0 million units outstanding (0.4 million units in 2004) under the plan, which includes the deferred share units related to the 2004 RSU grant as discussed herein. For the years ended December 31, 2005 and 2004, the Company recognized an expense of $13 million and $7 million, respectively, related to the plan.

D. Stock options

The Company has stock option plans for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the date of granting. The options are exercisable during a period not exceeding 10 years. The right to exercise options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first 12 months after the date of grant. At December 31, 2005, 8.1 million common shares remained authorized for future issuances under these plans.

      Options issued by the Company include conventional options, which vest over a period of time; performance options, which vest upon the attainment of Company targets relating to the operating ratio and unlevered return on investment; and performance-accelerated options, which vest on or prior to the sixth anniversary of the grant if certain Company targets relating to return on investment and revenues are attained. The total conventional, performance, and performance-accelerated options outstanding at December 31, 2005 were 7.4 million, 0.5 million, and 2.6 million, respectively.

      Changes in the Company’s stock options are as follows:

		Weighted-
Number of		average
options		exercise price

In millions

Outstanding at December 31, 2002 (1)	16.7	$35.67
Granted	3.0	$40.95
Canceled and expired	(0.6)	$45.11
Exercised	(2.9)	$26.60

Outstanding at December 31, 2003 (1)	16.2	$37.16
Granted	–	–
Canceled and expired	(0.2)	$42.58
Exercised	(2.9)	$28.70

Outstanding at December 31, 2004 (1)	13.1	$38.85
Granted	0.7	$69.84
Canceled and expired	–	–
Exercised	(3.3)	$35.14

Outstanding at December 31, 2005 (1)	10.5	$41.91

(1)	Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

U.S. GAAP	Canadian National Railway Company	84

Notes to Consolidated Financial Statements

Stock options outstanding and exercisable as at December 31, 2005 were as follows:

	Options outstanding			Options exercisable

		Weighted-	Weighted-		Weighted-
	Number of	average years	average	Number of	average
Range of exercise prices	options	to expiration	exercise price	options	exercise price

	In millions			In millions

$12.35–$23.34	1.0	3	$21.43	1.0	$21.43
$23.69–$29.51	0.7	3	$26.05	0.7	$26.05
$30.23–$39.67	1.9	5	$33.17	1.9	$33.17
$40.54–$49.21	2.7	7	$41.00	1.8	$41.03
$51.05–$56.41	3.5	6	$51.19	2.4	$51.20
$67.88–$94.25	0.7	9	$69.83	–	–

Balance at December 31, 2005 (1)	10.5	6	$41.91	7.8	$38.35

(1)	Stock options with a U.S. dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.

      At December 31, 2004 and 2003, the Company had 8.2 million and 7.5 million options exercisable at a weighted-average exercise price of $35.55 and $31.39, respectively.

      Compensation cost for awards of employee stock options granted, modified or settled on or after January 1, 2003 was determined using the fair value based approach in accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,“ as amended by SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure,“ as explained in Note 2 – Accounting changes. Prior to 2003, compensation cost was recorded for the intrinsic value of the Company’s performance-based stock option awards and no compensation cost was recognized for the Company’s conventional stock option awards, in accordance with APB 25, “Accounting for Stock Issued to Employees,” and related interpretations. Compensation cost recognized for stock option awards was $18 million, $9 million and $16 million in 2005, 2004, and 2003, respectively. Disclosures required under the fair value measurement and recognition method for awards under all plans, as prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation,” as well as the assumptions used to calculate compensation cost related to stock option awards are presented in Note 1 – Summary of significant accounting policies.

E. Vision 2008 Share Unit Plan

In the first quarter of 2005, the Board of Directors of the Company approved a special share unit plan with a four-year term to December 31, 2008, entitling designated senior management employees to receive cash payout in January 2009. The Company granted 0.4 million share units which vest conditionally upon the attainment of targets relating to the Company’s share price during the six-month period ending December 31, 2008. Payout is conditional upon the attainment of targets relating to return on invested capital over the four-year period and to the Company’s share price during the 20-day period ending on December 31, 2008.

The award payout will be equal to the number of share units vested on December 31, 2008 multiplied by the Company’s 20-day average share price ending on such date. Due to the nature of the vesting conditions, no compensation cost was recorded for the year ended December 31, 2005. As at December 31, 2005, 0.1 million share units remained authorized for future issuance under this plan.

13 Pensions

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. The information in the tables that follow pertains to all such plans. However, the following descriptions relate solely to the Company’s main pension plan, the CN Pension Plan (the Plan), unless otherwise specified.

Description of the Plan

The Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain (loss) sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Canadian National Railways Pension Trust Funds (CN Pension Trust Funds). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Funds and ensuring that the Company, as Administrator, complies with the provisions of the Plan and the related legislation. The Company utilizes a measurement date of December 31 for the Plan.

U.S. GAAP	Canadian National Railway Company	85

Notes to Consolidated Financial Statements

13 Pensions (continued)

Funding policy

Employee contributions to the Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, The Pension Benefits Standards Act, 1985, and are determined by actuarial valuations conducted at least on a triennial basis. These valuations are made in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. The latest actuarial valuation of the Plan was conducted as at December 31, 2004 and indicated a funding excess. Total contributions for all of the Company’s pension plans are expected to be approximately $100 million in each of 2006, 2007, and 2008 based on the plans’ current positions. All of the Company’s contributions are expected to be in the form of cash.

Description of fund assets

The assets of the Plan are accounted for separately in the CN Pension Trust Funds and consist of cash and short-term investments, bonds, mortgages, Canadian and foreign equities, real estate, and oil and gas assets. The assets of the Plan have a fair market value of $14,069 million as at December 31, 2005 ($12,256 million at December 31, 2004). The Plan’s target percentage allocation and weighted-average asset allocations as at December 31, 2005 and 2004, by asset category are as follows:

	Target	December 31,
Plan assets by category	Allocation	2005	2004

Equity securities	53%	56%	56%
Debt securities	40%	32%	34%
Real estate	4%	2%	3%
Other	3%	10%	7%

	100%	100%	100%

      The Company follows a disciplined investment strategy, which limits concentration of investments by asset class, foreign currency, sector or company. The Investment Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets based on a review of historical returns achieved by worldwide investment markets. Investment managers may deviate from these targets but their performance is evaluated in relation to the market performance of the target mix. The Company does not anticipate the return on plan assets to fluctuate materially from related capital market indices. The Investment Committee reviews investments regularly with specific approval required for major investments in illiquid securities. The policy also permits the use of derivative financial instruments to implement asset mix decisions or to hedge existing or anticipated exposures. The Plan does not invest in the securities of the Company or its subsidiaries.

Weighted-average assumptions

	December 31,	2005	2004	2003

To determine benefit obligation
Discount rate		5.00%	5.75%	6.00%
Rate of compensation increase		3.75%	3.75%	3.75%

To determine net periodic benefit cost
Discount rate		5.75%	6.00%	6.50%
Rate of compensation increase		3.75%	3.75%	4.00%
Expected return on plan assets		8.00%	8.00%	8.00%

      To develop its expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers both its past experience and future estimates of long-term investment returns, the expected composition of the plans’ assets as well as the expected long-term market returns in the future. The Company has elected to use a market-related value of assets, whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately.

Information about the Company’s defined benefit pension plans:

(a) Change in benefit obligation

In millions	Year ended December 31,	2005	2004

Benefit obligation at beginning of year		$13,137	$12,020
Amendments		(3)	–
Acquisition of GLT and BC Rail		–	684
Interest cost		742	733
Actuarial loss		1,234	349
Service cost		138	124
Plan participants’ contributions		58	55
Foreign currency changes		(11)	(23)
Benefit payments and transfers		(949)	(805)

Benefit obligation at end of year		$14,346	$13,137

(b) Change in plan assets

In millions	Year ended December 31,	2005	2004

Fair value of plan assets at beginning of year		$13,053	$11,671
Acquisition of GLT and BC Rail		–	611
Employer contributions		127	165
Plan participants’ contributions		58	55
Foreign currency changes		(8)	(15)
Actual return on plan assets		2,593	1,371
Benefit payments and transfers		(949)	(805)

Fair value of plan assets at end of year		$14,874	$13,053

U.S. GAAP	Canadian National Railway Company	86

Notes to Consolidated Financial Statements

(c) Funded status

In millions	December 31,		2005	2004

Excess (deficiency) of fair value of plan assets over
benefit obligation at end of year (1)			$528	$(84)
Unrecognized net actuarial (gain) loss (1)			(111)	368
Unrecognized prior service cost			54	75

Net amount recognized			$471	$359

(1) Subject to future reduction for gain sharing under the terms of the plan.

(d) Amount recognized in the Consolidated Balance Sheet

In millions	December 31,		2005	2004

Prepaid benefit cost (Note 6)			$621	$515
Accrued benefit cost (Note 9)			(150)	(156)
Additional minimum pension liability (Note 9)			(18)	(22)
Accumulated other comprehensive loss (Note 20)			18	22

Net amount recognized			$471	$359

(e) Additional information

In millions	Year ended December 31,	2005	2004	2003

Adjustment to minimum pension liability
as a component of Other comprehensive
income (loss)		$4	$8	$7

The accumulated benefit obligation for all defined benefit pension plans was $13,584 million and $12,450 million at December 31, 2005 and 2004, respectively. The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plan with an accumulated benefit obligation in excess of plan assets were $104 million, $96 million, and $87 million, respectively, as at December 31, 2005; and $98 million, $93 million, and $86 million, respectively, as at December 31, 2004.

(f) Components of net periodic benefit cost

In millions	Year ended December 31,	2005	2004	2003

Service cost		$138	$124	$103
Interest cost		742	733	720
Amortization of net transition obligation		–	–	19
Amortization of prior service cost		18	19	22
Expected return on plan assets		(884)	(857)	(819)
Recognized net actuarial loss		3	3	4

Net periodic benefit cost		$17	$22	$49

(g) Estimated future benefit payments

The estimated future benefit payments for each of the next five years and the subsequent five-year period are as follows:

In millions

2006	$821
2007	844
2008	868
2009	893
2010	916
Years 2011 to 2015	4,918

14 Other income (loss)

In millions	Year ended December 31,	2005	2004	2003

Gain on disposal of properties		$26	$32	$56
Equity in earnings of EWS (Note 6)		4	(4)	17
Investment income		3	5	1
Foreign exchange gain (loss)		12	(2)	(3)
Net real estate costs		(12)	(18)	(19)
Other		(21)	(33)	(31)

		$12	$(20)	$21

15 Income taxes

      The Company’s consolidated effective income tax rate differs from the statutory Federal tax rate. The reconciliation of income tax expense is as follows:

In millions	Year ended December 31,	2005	2004	2003

Federal tax rate		22.1%	22.1%	24.1%
Income tax expense at the statutory
Federal tax rate		$(516)	$(410)	$(358)
Income tax (expense) recovery resulting from:
Provincial and other taxes		(331)	(263)	(199)
Deferred income tax adjustments
due to rate enactments		(14)	5	(79)
Gain on disposals and dividends		5	10	11
Adjustments to prior years’ income taxes (1)		16	11	44
Other		59	51	64

Income tax expense		$(781)	$(596)	$(517)

Cash payments for income taxes		$186	$92	$86

(1)	Adjustments relating mainly to the resolution of matters pertaining to prior years’ income taxes.

      The following table provides tax information for Canada and the United States:

In millions	Year ended December 31,	2005	2004	2003

Income before income taxes (1)
Canada		$1,769	$1,501	$1,322
U.S.		568	353	161

		$2,337	$1,854	$1,483

Current income taxes
Canada		$(95)	$(222)	$(94)
U.S.		(139)	(8)	(12)

		$(234)	$(230)	$(106)

Deferred income taxes
Canada		$(488)	$(244)	$(377)
U.S.		(59)	(122)	(34)

		$(547)	$(366)	$(411)

(1)	Before cumulative effect of change in accounting policy for 2003.

U.S. GAAP	Canadian National Railway Company	87

Notes to Consolidated Financial Statements

15 Income taxes (continued)

Significant components of deferred income tax assets and liabilities are as follows:

In millions	December 31,	2005	2004

Deferred income tax assets
Workforce reduction provisions		$51	$86
Personal injury claims and other reserves		234	197
Post-retirement benefits		117	115
Losses and tax credit carryforwards		9	278

		411	676

Deferred income tax liabilities
Net prepaid benefit cost for pensions		168	121
Properties and other		4,995	4,914

		5,163	5,035

Total net deferred income tax liability		$4,752	$4,359

Total net deferred income tax liability
Canada		$1,802	$1,349
U.S.		2,950	3,010

		$4,752	$4,359

Total net deferred income tax liability		$4,752	$4,359
Net current deferred income tax asset		65	364

Long-term deferred income tax liability		$4,817	$4,723

      It is more likely than not that the Company will realize its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized. At December 31, 2005, the Company had no operating loss carryforwards available for future use ($794 million of operating loss carryforwards at December 31, 2004).

      The Company recognized tax credits of $4 million in 2005 for eligible research and development expenditures ($4 million in 2004 and $15 million in 2003) not previously recognized, which reduced the cost of properties.

16 Segmented information

The Company manages its rail operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the United States. Financial information reported at this level, such as revenues, operating income, operating ratio and cash flow from operations, is used by corporate management, including the Company’s chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN’s network.

      The Company’s strategic initiatives, which drive its operational direction, are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Canada, Eastern Canada and U.S. regions). Corporate management is responsible for, among others, CN’s marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.

      The role of each region is to manage the day-to-day service requirements within its territory, service small customer accounts within its region, and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by corporate management, as their management of throughput and control of direct costs does not serve as the platform for the Company’s decision-making process. Approximately 85% of the Company’s freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.

      The regions also demonstrate common characteristics in each of the following areas:

(i)	each region’s sole business activity is the transportation of freight over the Company’s extensive rail network;

(ii)	the regions service national accounts that extend over the Company’s various commodity groups and across its rail network;

(iii)	the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole;

(iv)	the Company and its subsidiaries, not its regions, are subject to one regulatory regime in both Canada and the U.S.

      For the reasons mentioned herein, the Company reports as one operating segment.

      The following tables provide information by geographic area:

In millions	Year ended December 31,	2005	2004	2003

Revenues
Canada		$4,660	$4,126	$3,707
U.S.		2,580	2,422	2,177

		$7,240	$6,548	$5,884

In millions	Year ended December 31,	2005	2004	2003

Net income
Canada		$1,186	$1,035	$888
U.S.		370	223	126

		$1,556	$1,258	$1,014

In millions		December 31,	2005	2004

Properties
Canada			$10,457	$9,945
U.S.			9,621	9,770

			$20,078	$19,715

U.S. GAAP	Canadian National Railway Company	88

Notes to Consolidated Financial Statements

17 Earnings per share

	Year ended December 31,	2005	2004	2003

Basic earnings per share
Income before cumulative effect of change
in accounting policy		$5.64	$4.41	$3.38
Cumulative effect of change in accounting policy		–	–	0.16

Net income		$5.64	$4.41	$3.54

Diluted earnings per share
Income before cumulative effect of change
in accounting policy		$5.54	$4.34	$3.33
Cumulative effect of change in accounting policy		–	–	0.16

Net income		$5.54	$4.34	$3.49

      The following table provides a reconciliation between basic and diluted earnings per share:

In millions	Year ended December 31,	2005	2004	2003

Net income		$1,556	$1,258	$1,014

Weighted-average shares outstanding		275.8	285.1	286.8
Effect of stock options		5.3	4.8	3.9

Weighted-average diluted shares outstanding		281.1	289.9	290.7

      For the year ended December 31, 2003, the weighted-average number of stock options that were not included in the calculation of diluted earnings per share, as their inclusion would have had an anti-dilutive impact, was 6.0 million.

18 Major commitments and contingencies

A. Leases

The Company has lease commitments for locomotives, freight cars and intermodal equipment, many of which provide the option to purchase the leased items at fixed values during or at the end of the lease term. As at December 31, 2005, the Company’s commitments under operating and capital leases were $1,058 million and $1,231 million, respectively. Minimum lease payments in each of the next five years and thereafter are as follows:

In millions	Operating	Capital

2006	$238	$159
2007	196	154
2008	165	71
2009	136	113
2010	103	54
2011 and thereafter	220	680

	$1,058	1,231
Less: imputed interest on capital leases at rates
ranging from approximately 3.00% to 13.13%		360

Present value of minimum lease payments included in debt		$871

      Rent expense for operating leases was $233 million, $242 million and $230 million for the years ended December 31, 2005, 2004, and 2003, respectively. Contingent rentals and sublease rentals were not significant.

B. Other commitments

As at December 31, 2005, the Company had commitments to acquire railroad ties, rail, freight cars, locomotives and other equipment at an aggregate cost of $578 million. Furthermore, as at December 31, 2005, the Company had outstanding information technology service contracts of $18 million and agreements with fuel suppliers to purchase approximately 57% of its anticipated 2006 volume and 12% of its anticipated 2007 volume at market prices prevailing on the date of the purchase.

C. Contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to personal injuries, occupational disease and damage to property.

In Canada, employee injuries are governed by the workers’ compensation legislation in each province whereby employees may be awarded either a lump sum or future stream of payments depending on the nature and severity of the injury. Accordingly, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and administration costs. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

At December 31, 2005, 2004, and 2003, the Company’s provision for personal injury and other claims in Canada was as follows:

In millions	2005	2004	2003

Balance January 1	$204	$169	$183
Accruals and other	46	64	25
Payments	(45)	(29)	(39)

Balance December 31	$205	$204	$169

In the United States, employee work-related injuries, including occupational disease claims, are compensated according to the provisions of the Federal Employers’ Liability Act (FELA), which requires either the finding of fault through the U.S. jury system or individual settlements, and represent a major liability for the railroad industry. The Company follows an actuarial-based approach and accrues the expected cost for personal injury and property damage claims and asserted and unasserted occupational disease claims, based on actuarial estimates of their ultimate cost. Prior to 2005, the Company’s provisions for unasserted occupational disease claims constituted the minimum amount that could be reasonably estimated, reflecting a 25-year horizon as the Company expected that a large majority of the cases would be received over such period.

U.S. GAAP	Canadian National Railway Company	89

Notes to Consolidated Financial Statements

18 Major commitments and contingencies (continued)

In 2005, changes in the legislative and judicial environment, as well as in the methodology used by the courts and the Company to diagnose claims, enabled the Company to actuarially determine a best estimate for unasserted occupational disease claims, thereby increasing the expected number of claims to be received. These changes have also rendered the recent claim experience to be more representative of future anticipated settlements for asserted occupational disease claims, thereby reducing the average cost per claim. Accordingly, the Company recorded an increase in the provision for unasserted occupational disease claims, which was substantially offset by a reduction in the provision for asserted occupational disease claims.

      Due to the inherent uncertainty involved in projecting future events related to occupational diseases, which include but are not limited to, the number of expected claims, the average cost per claim and the legislative and judicial environment, the Company’s future obligations may differ from current amounts recorded.

      At December 31, 2005, 2004, and 2003, the Company’s provision for U.S. personal injury and other claims was as follows:

In millions	2005	2004	2003

Balance January 1	$438	$421	$481
Accruals and other	61	94	27
Payments	(47)	(77)	(87)

Balance December 31	$452	$438	$421

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2005, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year.

D. Environmental matters

The Company’s operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the United States concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant compliance and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.

      While the Company believes that it has identified the costs likely to be incurred in the next several years, based on known information, for environmental matters, the Company’s ongoing efforts to identify potential environmental concerns that may be associated with its properties may lead to future environmental investigations, which may result in the identification of additional environmental costs and liabilities. The magnitude of such additional liabilities and the costs of complying with environmental laws and containing or remediating contamination cannot be reasonably estimated due to:

(i)	the lack of specific technical information available with respect to many sites;

(ii)	the absence of any government authority, third-party orders, or claims with respect to particular sites;

(iii)	the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites;

(iv)	the ability to recover costs from any third parties with respect to particular sites; and

therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that material liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company’s financial position or results of operations in a particular quarter or fiscal year, or that the Company’s liquidity will not be adversely impacted by such environmental liabilities or costs. Although the effect on operating results and liquidity cannot be reasonably estimated, management believes, based on current information, that environmental matters will not have a material adverse effect on the Company’s financial condition or competitive position. Costs related to any future remediation will be accrued in the year in which they become known.

In 2005, the Company recorded a liability related to a derailment at Wabamun Lake, Alberta. The liability, which is mostly short-term, is based on current facts and circumstances and represents clean-up costs for the shoreline, fronting residences and First Nations Land. The Company’s insurance policies are expected to cover substantially all expenses related to the derailment above the self-insured retention. Accordingly, the Company has recorded a receivable for estimated recoveries from the Company’s insurance carriers. Third quarter expenses included approximately $28 million, of which $25 million was for environmental matters, related to this derailment, which represents the Company’s retention under its insurance policies and other uninsured costs. The ultimate liability for clean-up costs could differ from the current amount recorded, but such a change is expected to be offset by a corresponding change in the insurance receivable. The Company expects its insurance coverage to be adequate to cover any additional clean-up costs related to the derailment above its self-insured retention.

U.S. GAAP	Canadian National Railway Company	90

Notes to Consolidated Financial Statements

In 2005, the Company’s expenses relating to environmental matters, net of recoveries, were $34 million ($10 million in 2004 and $6 million in 2003). Payments for such matters were $24 million, net of potential insurance recoveries for 2005 ($8 million in 2004 and $12 million in 2003). As at December 31, 2005, the Company had aggregate accruals for environmental costs of $124 million ($113 million as at December 31, 2004). The Company anticipates that the majority of the liability at December 31, 2005 will be paid out over the next five years.

      In addition, related environmental capital expenditures were $11 million in 2005, $13 million in 2004, and $23 million in 2003. The Company expects to incur capital expenditures relating to environmental matters of approximately $18 million in 2006, $13 million in 2007, and $12 million in 2008.

E. Guarantees and indemnifications

In the normal course of business, the Company, including certain of its subsidiaries, enters into agreements that may involve providing certain guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreement. These include, but are not limited to, residual value guarantees on operating leases, standby letters of credit and surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.

      Effective January 1, 2003, the Company is required to recognize a liability for the fair value of the obligation undertaken in issuing certain guarantees on the date the guarantee is issued or modified. In addition, where the Company expects to make a payment in respect of a guarantee, a liability will be recognized to the extent that one has not yet been recognized.

Guarantee of residual values of operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2006 and 2012, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease terms, is less than the fair value, as estimated at the inception of the lease, then the Company must, under certain conditions, compensate the lessor for the shortfall. At December 31, 2005, the maximum exposure in respect of these guarantees was $93 million, of which $9 million has been recorded. Of that amount, $7 million represents the expected cash outlay for such guarantees, while the remaining $2 million represents the Company’s obligation to stand ready and honor the guarantees that were entered into subsequent to January 1, 2003. There are no recourse provisions to recover any amounts from third parties.

Other guarantees

The Company, including certain of its subsidiaries, has granted irrevocable standby letters of credit and surety and other bonds, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As at December 31, 2005, the maximum potential liability under these guarantees was $467 million of which $375 million was for workers’ compensation and other employee benefits and $92 million was for equipment under leases and other. During 2005, the Company granted guarantees for which no liability has been recorded, as they relate to the Company’s future performance.

      As at December 31, 2005, the Company had not recorded any additional liability with respect to these guarantees, as the Company does not expect to make any additional payments associated with these guarantees. The guarantee instruments mature at various dates between 2006 and 2010.

CN Pension Plan, CN 1935 Pension Plan and BC Rail Ltd Pension Plan

The Company has indemnified and held harmless the current trustee and the former trustee of the Canadian National Railways Pension Trust Funds, the trustee of the BC Rail Ltd Pension Trust Fund, and the respective officers, directors, employees and agents of such trustees, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of their obligations under the relevant trust agreements and trust deeds, including in respect of their reliance on authorized instructions of the Company or for failing to act in the absence of authorized instructions. These indemnifications survive the termination of such agreements or trust deeds. As at December 31, 2005, the Company had not recorded a liability associated with these indemnifications, as the Company does not expect to make any payments pertaining to these indemnifications.

General indemnifications

In the normal course of business, the Company has provided indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. Indemnifications are found in various types of contracts with third parties which include, but are not limited to, (a) contracts granting the Company the right to use or enter upon property owned by third parties such as leases, easements, trackage rights and sidetrack agreements; (b) contracts granting rights to others to use the Company’s property, such as leases, licenses and easements; (c) contracts for the sale of assets and securitization of accounts receivable; (d) contracts for the acquisition of services; (e) financing agreements; (f) trust indentures, fiscal agency agreements, underwriting agreements or similar agreements relating to debt or equity securities of the Company and engagement agreements with financial advisors; (g) transfer agent and registrar agreements in respect of the Company’s securities; (h) trust and other agreements relating to pension plans and other plans, including those establishing trust funds to secure payment to certain officers and senior employees of special retirement compensation arrangements; (i) pension transfer agreements; (j) master agreements with financial institutions governing derivative transactions; and (k) settlement agreements with insurance companies or other third parties whereby such insurer or third party has been indemnified for any present or future claims relating to insurance policies, incidents or events covered by the settlement agreements. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. Due to the nature of the indemnification clauses, the maximum exposure for future payments may be material. However, such exposure cannot be determined with certainty.

U.S. GAAP	Canadian National Railway Company	91

Notes to Consolidated Financial Statements

18 Major commitments and contingencies (continued)

      The Company has entered into various indemnification contracts with third parties for which the maximum exposure for future payments cannot be determined with certainty. As a result, the Company was unable to determine the fair value of these guarantees and accordingly, no liability was recorded. As at December 31, 2005, the carrying value for guarantees for which the Company was able to determine the fair value, was $1 million. There are no recourse provisions to recover any amounts from third parties.

19 Financial instruments

A. Risk management

The Company has limited involvement with derivative financial instruments in the management of its fuel, foreign currency and interest rate exposures, and does not use them for trading purposes.

(i) Credit risk

In the normal course of business, the Company monitors the financial condition of its customers and reviews the credit history of each new customer.

      The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. Although collateral or other security to support financial instruments subject to credit risk is usually not obtained, counterparties are of high credit quality and their credit standing or that of their guarantor is regularly monitored. As a result, losses due to counterparty non-performance are not anticipated. The total risk associated with the Company’s counterparties was immaterial at December 31, 2005. The Company believes there are no significant concentrations of credit risk.

(ii) Fuel

To mitigate the effects of fuel price changes on its operating margins and overall profitability, the Company has a hedging program which calls for entering into swap positions on crude and heating oil to cover a target percentage of future fuel consumption up to two years in advance. However, with an increased application of fuel surcharge on revenues, no additional swap positions were entered into since September 2004 and the Company has now suspended this program. At December 31, 2005, the Company’s remaining hedge positions covered approximately 17% of the estimated 2006 fuel consumption, representing approximately 69 million U.S. gallons at an average price of U.S.$0.89 per U.S. gallon.

      The changes in the fair value of the swap positions are highly correlated to changes in the price of fuel and therefore, these fuel hedges are being accounted for as cash flow hedges, whereby the effective portion of the cumulative change in the market value of the derivative instruments has been recorded in Accumulated other comprehensive loss. The amounts in Accumulated other comprehensive loss will be reclassified into income upon the ultimate consumption of the hedged fuel. To the extent that the cumulative change in the fair value of the swap positions does not offset the cumulative change in the price of fuel, the ineffective portion of the hedge will be recognized into income immediately. In the event that the fuel hedge is discontinued and the forecasted purchase of fuel is not expected to occur, the amount in Accumulated other comprehensive loss would be reclassified into income immediately.

      Realized gains from the Company’s fuel hedging activities, which are recorded in fuel expense, were $177 million, $112 million, and $49 million for the years ended December 31, 2005, 2004, and 2003, respectively.

      At December 31, 2005, Accumulated other comprehensive loss included unrealized gains of $57 million, $39 million after tax ($92 million, $62 million after tax at December 31, 2004), which relate to derivative instruments that will mature within the next year and are presented in Other current assets. The Company did not recognize any material gains or losses in 2005, 2004, and 2003 due to hedge ineffectiveness as the Company’s derivative instruments have been highly effective in hedging the changes in cash flows associated with forecasted purchases of diesel fuel.

(iii) Interest rate

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. The Company settled these treasury locks at a gain of U.S.$9 million (Cdn$12 million) upon the pricing of the U.S.$500 million 6.25% Debentures due 2034, subsequently issued on July 9, 2004. These derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive loss. The realized gain of $12 million accumulated in other comprehensive income (loss) is being recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule.

      At December 31, 2005, Accumulated other comprehensive loss included an unamortized gain of $12 million, $8 million after tax ($12 million, $8 million after tax at December 31, 2004).

(iv) Foreign currency

Although the Company conducts its business and receives revenues primarily in Canadian dollars, a growing portion of its revenues, expenses, assets and debt is denominated in U.S. dollars. Thus, the Company’s results are affected by fluctuations in the exchange rate between these currencies. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby further affect the Company’s revenues and expenses.

U.S. GAAP	Canadian National Railway Company	92

Notes to Consolidated Financial Statements

      For the purpose of minimizing volatility of earnings resulting from the conversion of U.S. dollar-denominated long-term debt into the Canadian dollar, the Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. As a result, from the dates of designation, unrealized foreign exchange gains and losses on the translation of the Company’s U.S. dollar-denominated long-term debt are recorded in Accumulated other comprehensive loss.

(v) Other

The Company does not currently have any derivative instruments not designated as hedging instruments.

B. Fair value of financial instruments

Generally accepted accounting principles define the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Company uses the following methods and assumptions to estimate the fair value of each class of financial instruments for which the carrying amounts are included in the Consolidated Balance Sheet under the following captions:

(i) Cash and cash equivalents, Accounts receivable, Other current assets, Accounts payable and accrued charges, and Other current liabilities:

The carrying amounts approximate fair value because of the short maturity of these instruments.

(ii) Other assets:

Investments: The Company has various debt and equity investments for which the carrying value approximates the fair value, with the exception of a cost investment for which the fair value was estimated based on the Company’s proportionate share of its net assets.

(iii) Long-term debt:

The fair value of the Company’s long-term debt is estimated based on the quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity.

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments as at December 31, 2005 and 2004 for which the carrying values on the Consolidated Balance Sheet are different from their fair values:

In millions	December 31, 2005		December 31, 2004

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial assets
Investments	$132	$185	$166	$220
Financial liabilities
Long-term debt
(including current portion)	$5,085	$5,751	$5,164	$5,857

20 Other comprehensive income (loss)

A. Components of Other comprehensive income (loss) and the related tax effects are as follows:

In millions	Year ended December 31, 2005

	Before	Income tax	Net of
	tax	(expense)	tax
	amount	recovery	amount

Unrealized foreign exchange gain on translation
of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment
in U.S. subsidiaries	$152	$(52)	$100
Unrealized foreign exchange loss on translation
of the net investment in foreign operations	(233)	79	(154)
Decrease in unrealized holding gains on fuel
derivative instruments (Note 19)	(35)	12	(23)
Minimum pension liability adjustment (Note 13)	4	(1)	3

Other comprehensive loss	$(112)	$38	$(74)

In millions	Year ended December 31, 2004

	Before	Income tax	Net of
	tax	(expense)	tax
	amount	recovery	amount

Unrealized foreign exchange gain on translation
of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment
in U.S. subsidiaries	$326	$(106)	$220
Unrealized foreign exchange loss on translation
of the net investment in foreign operations	(428)	140	(288)
Unrealized holding gains on fuel derivative
instruments (Note 19)	54	(18)	36
Realized gain on settlement of interest rate
swaps (Note 19)	12	(4)	8
Minimum pension liability adjustment (Note 13)	8	(3)	5

Other comprehensive loss	$(28)	$9	$(19)

In millions	Year ended December 31, 2003

	Before	Income tax	Net of
	tax	(expense)	tax
	amount	recovery	amount

Unrealized foreign exchange gain on translation
of U.S. dollar-denominated long-term debt
designated as a hedge of the net investment
in U.S. subsidiaries	$754	$(245)	$509
Unrealized foreign exchange loss on translation
of the net investment in foreign operations	(1,101)	358	(743)
Unrealized holding gains on fuel derivative
instruments (Note 19)	8	(2)	6
Minimum pension liability adjustment (Note 13)	7	(3)	4
Deferred income tax (DIT) rate enactment	–	(2)	(2)

Other comprehensive loss	$(332)	$106	$(226)

U.S. GAAP	Canadian National Railway Company	93

Notes to Consolidated Financial Statements

20 Other comprehensive income (loss) (continued)

B. Changes in the balances of each classification within Accumulated other comprehensive income (loss) are as follows:

In millions

			Increase
		Foreign	(decrease) in
		exchange –	unrealized	Realized gain			Accumulated
	Foreign	Net investment	holding gains on	on settlement of	Minimum		other
	exchange –	in foreign	fuel derivative	interest	pension liability	DIT rate	comprehensive
	U.S.$ debt	operations	instruments	rate swaps	adjustment	enactment	income (loss)

Balance at December 31, 2002	$(187)	$320	$20	$–	$(24)	$(32)	$97
Period change	509	(743)	6	–	4	(2)	(226)

Balance at December 31, 2003	322	(423)	26	–	(20)	(34)	(129)
Period change	220	(288)	36	8	5	–	(19)

Balance at December 31, 2004	542	(711)	62	8	(15)	(34)	(148)
Period change	100	(154)	(23)	–	3	–	(74)

Balance at December 31, 2005	$642	$(865)	$39	$8	$(12)	$(34)	$(222)

21 Reconciliation of United States and Canadian generally accepted accounting principles

The Consolidated Financial Statements of the Company prepared in accordance with Canadian GAAP are provided below along with a tabular reconciliation and discussion of the significant differences between U.S. and Canadian GAAP.

A. Canadian GAAP financial statements

Consolidated Statement of Income – Canadian GAAP

In millions, except per share data	Year ended December 31,	2005	2004	2003

Revenues		$7,240	$6,548	$5,884

Operating expenses
Labor and fringe benefits		1,873	1,838	1,929
Purchased services and material		814	746	879
Depreciation and amortization		510	517	472
Fuel		725	528	471
Equipment rents		192	244	299
Casualty and other		417	445	466

Total operating expenses		4,531	4,318	4,516

Operating income		2,709	2,230	1,368
Interest expense		(299)	(282)	(317)
Other income (loss)		12	(20)	21

Income before income taxes		2,422	1,928	1,072
Income tax expense		(819)	(631)	(338)

Net income		$1,603	$1,297	$734

Earnings per share
Basic		$5.81	$4.55	$2.56
Diluted		$5.71	$4.48	$2.52

Weighted-average number of shares
Basic		275.8	285.1	286.8
Diluted		280.9	289.6	290.7

U.S. GAAP	Canadian National Railway Company	94

Notes to Consolidated Financial Statements

Consolidated Balance Sheet – Canadian GAAP

In millions	December 31,	2005	2004

Assets
Current assets:
Cash and cash equivalents		$62	$147
Accounts receivable		623	793
Material and supplies		151	127
Deferred income taxes		85	393
Other		188	194

		1,109	1,654
Properties		17,187	16,688
Intangible and other assets		961	929

Total assets		$19,257	$19,271

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued charges		$1,478	$1,605
Current portion of long-term debt		408	578
Other		72	76

		1,958	2,259

Deferred income taxes		3,731	3,591
Other liabilities and deferred credits		1,466	1,488
Long-term debt		4,677	4,586

Shareholders’ equity:
Common shares		3,562	3,587
Contributed surplus		154	164
Currency translation		(120)	(80)
Retained earnings		3,829	3,676

		7,425	7,347

Total liabilities and shareholders’ equity		$19,257	$19,271

U.S. GAAP	Canadian National Railway Company	95

Notes to Consolidated Financial Statements

21 Reconciliation of United States and Canadian generally accepted accounting principles (continued)

Consolidated Statement of Cash Flows – Canadian GAAP

In millions	Year ended December 31,	2005	2004	2003

Operating activities
Net income		$1,603	$1,297	$734
Adjustments to reconcile net income to net cash provided from operating activities:
Depreciation and amortization		513	521	478
Deferred income taxes		585	401	232
Equity in earnings of English Welsh and Scottish Railway		(4)	4	(17)
Other changes in:
Accounts receivable		142	(233)	153
Material and supplies		(25)	10	(3)
Accounts payable and accrued charges		(156)	5	(96)
Other net current assets and liabilities		8	21	(27)
Other		39	113	46

Cash provided from operating activities		2,705	2,139	1,500

Investing activities
Net additions to properties		(1,180)	(1,072)	(583)
Acquisition of BC Rail		–	(984)	–
Acquisition of GLT		–	(547)	–
Other, net		105	192	(16)

Cash used by investing activities		(1,075)	(2,411)	(599)

Dividends paid		(275)	(222)	(191)

Financing activities
Issuance of long-term debt		2,728	8,277	4,109
Reduction of long-term debt		(2,865)	(7,579)	(4,141)
Issuance of common shares		115	86	83
Repurchase of common shares		(1,418)	(273)	(656)

Cash provided from (used by) financing activities		(1,440)	511	(605)

Net increase (decrease) in cash and cash equivalents		(85)	17	105
Cash and cash equivalents, beginning of year		147	130	25

Cash and cash equivalents, end of year		$62	$147	$130

B. Reconciliation and discussion of significant differences between U.S. and Canadian GAAP

(i) Reconciliation of net income

The application of Canadian GAAP would have the following effects on the net income as reported:

In millions	Year ended December 31,	2005	2004	2003

Net income – U.S. GAAP		$1,556	$1,258	$1,014
Adjustments in respect of:
Depreciation and amortization on difference in properties		117	81	(384)
Stock-based compensation cost		(32)	(19)	(27)
Interest expense		–	12	–
Income tax rate enactments		2	(3)	46
Income tax (expense) recovery on current year Canadian GAAP adjustments		(40)	(32)	133

Income before cumulative effect of change in accounting policy		1,603	1,297	782
Cumulative effect of change in accounting policy (net of applicable taxes)		–	–	(48)

Net income – Canadian GAAP		$1,603	$1,297	$734

U.S. GAAP	Canadian National Railway Company	96

Notes to Consolidated Financial Statements

(ii) Reconciliation of significant balance sheet items

The application of Canadian GAAP would have the following effects on the balance sheet as reported:

In millions	December 31,	2005	2004

Current assets – U.S. GAAP		$1,149	$1,710
Derivative instruments		(57)	(81)
Deferred income taxes related to derivative instruments		18	29
Other		(1)	(4)

Current assets – Canadian GAAP		$1,109	$1,654

Properties – U.S. GAAP		$20,078	$19,715
Property capitalization, net of depreciation		(2,816)	(2,952)
Cumulative effect of change in accounting policy		(75)	(75)

Properties – Canadian GAAP		$17,187	$16,688

Intangible and other assets – U.S. GAAP		$961	$940
Derivative instruments		–	(11)

Intangible and other assets – Canadian GAAP		$961	$929

Deferred income tax liability – U.S. GAAP		$4,817	$4,723
Cumulative effect of prior years’ adjustments to income		(1,172)	(1,204)
Income taxes on current year Canadian GAAP adjustments to income		40	32
Income taxes on cumulative effect of change in accounting policy		(27)	(27)
Income taxes on translation of U.S. to Canadian GAAP adjustments		33	28
Income taxes on minimum pension liability adjustment		6	7
Income taxes on derivative instruments		–	(1)
Income taxes on settlement of interest rate swaps recorded in Accumulated other comprehensive loss		(4)	(4)
Income tax rate enactments		39	41
Other		(1)	(4)

Deferred income tax liability – Canadian GAAP		$3,731	$3,591

Other liabilities and deferred credits – U.S. GAAP		$1,487	$1,513
Minimum pension liability		(18)	(22)
Other		(3)	(3)

Other liabilities and deferred credits – Canadian GAAP		$1,466	$1,488

Common shares – U.S. GAAP		$4,580	$4,706
Capital reorganization		(1,300)	(1,300)
Stock-based compensation		14	(18)
Foreign exchange loss on convertible preferred securities		(12)	(12)
Costs related to the sale of shares		33	33
Share repurchase programs		247	178

Common shares – Canadian GAAP		$3,562	$3,587

Contributed surplus – U.S. GAAP		$–	$–
Dividend in kind with respect to land transfers		(248)	(248)
Costs related to the sale of shares		(33)	(33)
Other transactions and related income tax effect		(18)	(18)
Share repurchase programs		(36)	(26)
Capital reorganization		489	489

Contributed surplus – Canadian GAAP		$154	$164

U.S. GAAP	Canadian National Railway Company	97

Notes to Consolidated Financial Statements

21 Reconciliation of United States and Canadian generally accepted accounting principles (continued)

In millions	December 31,	2005	2004

Accumulated other comprehensive loss – U.S. GAAP		$(222)	$(148)
Unrealized foreign exchange loss on translation of U.S. to Canadian GAAP adjustments, net of applicable taxes		103	89
Derivative instruments, net of applicable taxes		(39)	(62)
Unamortized gain on settlement of interest rate swaps, net of applicable taxes		(8)	(8)
Income tax rate enactments		34	34
Minimum pension liability adjustment, net of applicable taxes		12	15

Currency translation – Canadian GAAP		$(120)	$(80)

Retained earnings – U.S. GAAP		$4,891	$4,726
Cumulative effect of prior years’ adjustments to income		(1,889)	(1,928)
Cumulative effect of change in accounting policy		(48)	(48)
Current year adjustments to net income		47	39
Share repurchase programs		(211)	(152)
Cumulative dividend on convertible preferred securities		(38)	(38)
Capital reorganization		811	811
Dividend in kind with respect to land transfers		248	248
Other transactions and related income tax effect		18	18

Retained earnings – Canadian GAAP		$3,829	$3,676

(iii) Reconciliation of cash flow items

For the years ended December 31, 2005 and 2004, cash provided from (used by) operating, investing and financing activities presented under U.S. and Canadian GAAP were the same.

      For the year ended December 31, 2003, cash provided from operating activities and cash used by investing activities under Canadian GAAP, would decrease by the same amount, $476 million, when compared to U.S. GAAP, due to the difference in the Company’s property capitalization policies that existed prior to January 1, 2004 as discussed herein. Cash used by financing activities presented under U.S. and Canadian GAAP was the same.

(iv) Discussion of the significant differences between U.S. and Canadian GAAP

Property capitalization

Effective January 1, 2004, the Company changed its capitalization policy under Canadian GAAP, on a prospective basis, to conform to the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3061, “Properties, Plant and Equipment.” The change was made in response to the CICA Handbook Section 1100, “Generally Accepted Accounting Principles,” issued in July 2003.

      The Company’s accounting for Properties under Canadian GAAP had been based on the rules and regulations of the Canadian Transportation Agency’s (CTA) Uniform Classification of Accounts, which for railways in Canada, were considered Canadian GAAP prior to the issuance of Section 1100. Under the CTA rules, the Company capitalized only the material component of track replacement costs, to the extent it met the Company’s minimum threshold for capitalization. In accordance with the CICA Handbook Section 3061, “Properties, Plant and Equipment,” the Company now capitalizes the costs of labor, material and related overhead associated with track replacement activities provided they meet the Company’s minimum threshold for capitalization. Also, all major expenditures for work that extends the useful life and/or improves the functionality of bridges, other structures and freight cars, are capitalized.

      This change effectively harmonizes the Company’s Canadian and U.S. GAAP capitalization policy. However, since the change was applied prospectively, there continues to be a difference in depreciation and amortization expense between Canadian and U.S. GAAP relating to the difference in amounts capitalized under Canadian and U.S. GAAP as at January 1, 2004.

Interest expense

In the first quarter of 2004, in anticipation of future debt issuances, the Company had entered into treasury lock transactions for a notional amount of U.S.$380 million to fix the treasury component on these future debt issuances. Under U.S. GAAP, these derivatives were accounted for as cash flow hedges whereby the cumulative change in the market value of the derivative instruments was recorded in Other comprehensive loss. On July 9, 2004, upon the pricing and subsequent issuance of U.S.$500 million 6.25% Debentures due 2034, the Company settled these treasury-rate locks and realized a gain of $12 million. Under U.S. GAAP, this gain was recorded in Other comprehensive loss and will be amortized and recorded into income, as a reduction of interest expense, over the term of the debt based on the interest payment schedule. Under Canadian GAAP, this gain was recorded immediately into income, as a reduction of interest expense.

U.S. GAAP	Canadian National Railway Company	98

Notes to Consolidated Financial Statements

Income taxes

The provincial, federal and state governments enact new corporate tax rates resulting in either lower or higher tax liabilities under both U.S. and Canadian GAAP. The difference in the deferred income tax expense or recovery recorded is a function of the net deferred income tax liability position, which is larger under U.S. GAAP due essentially to the difference in the property capitalization policy prior to 2004. In addition, under U.S. GAAP, the resulting deferred income tax expense or recovery is recorded when the rates are enacted, whereas under Canadian GAAP, when they are substantively enacted. In 2005, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability of $14 million resulting from the net impact of higher enacted corporate tax rates in certain Canadian provinces, with the corresponding increase of $12 million under Canadian GAAP. In 2004, under U.S. GAAP, the Company recorded a decrease to its net deferred income tax liability of $5 million resulting from the enactment of lower corporate tax rates in the province of Alberta, with the corresponding decrease of $2 million under Canadian GAAP. In 2003, under U.S. GAAP, the Company recorded an increase to its net deferred income tax liability resulting from the enactment of higher corporate tax rates in the province of Ontario. As a result, the Company recorded deferred income tax expense of $79 million and $2 million in income and Other comprehensive loss, respectively. For Canadian GAAP, the corresponding increase to the net deferred income tax liability was $33 million.

Stock-based compensation cost

As explained in Note 2, effective January 1, 2003, the Company voluntarily adopted the recommendations of SFAS No. 123, “Accounting for Stock-Based Compensation,” and applied the fair value based approach prospectively to all awards of employee stock options granted, modified or settled on or after January 1, 2003. Under Canadian GAAP, effective January 1, 2003, the Company adopted the fair value based approach of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments.” The Company retroactively applied the fair value method of accounting to all awards of employee stock options granted, modified or settled on or after January 1, 2002. Compensation cost attributable to employee stock options granted prior to January 1, 2003 continues to be a reconciling difference.

Derivative instruments

Under U.S. GAAP, pursuant to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended by SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities,” the Company records in its balance sheet the fair value of derivative instruments used in its hedging activities. Changes in the market value of these derivative instruments have been recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. There are no similar requirements under Canadian GAAP. Effective for the Company’s fiscal year beginning after October 1, 2006, Canadian GAAP will conform to the U.S. GAAP standard.

Minimum pension liability adjustment

Under U.S. GAAP at each measurement date, if the Company’s pension plans have an accumulated benefit obligation in excess of the fair value of the plan assets, this would give rise to an additional minimum pension liability. As a result, an intangible asset is recognized to the extent of the unrecognized prior service cost and the difference is recorded in Accumulated other comprehensive loss, a separate component of Shareholders’ equity. There are no requirements under Canadian GAAP to record a minimum pension liability adjustment.

Convertible preferred securities

In July 2002, the Convertible preferred securities (Securities) of the Company were converted into common shares. Prior to such date, the Securities were treated as equity under Canadian GAAP, whereas under U.S. GAAP they were treated as debt. Consequently, the initial costs related to the issuance of the Securities, net of amortization, which were previously deferred and amortized for U.S. GAAP, have since been reclassified to equity. Also, the interest on the Securities until July 2002 was treated as a dividend for Canadian GAAP but as interest expense for U.S. GAAP.

Shareholders’ equity

As permitted under Canadian GAAP, the Company eliminated its accumulated deficit of $811 million as of June 30, 1995 through a reduction of the capital stock in the amount of $1,300 million, and created a contributed surplus of $489 million. Such a reorganization within Shareholders’ equity is not permitted under U.S. GAAP.

      Under U.S. GAAP, the dividend in kind declared in 1995 (with respect to land transfers) and other capital transactions were deducted from Retained earnings. For Canadian GAAP purposes, these amounts have been deducted from Contributed surplus.

      Under U.S. GAAP, costs related to the sale of shares were deducted from Common shares. For Canadian GAAP purposes, these amounts have been deducted from Contributed surplus.

      Under U.S. GAAP, the cost resulting from the repurchase of shares has been allocated to Common shares followed by Retained earnings. Under Canadian GAAP, the cost was allocated first to Common shares, then to Contributed surplus and finally to Retained earnings.

U.S. GAAP	Canadian National Railway Company	99

Notes to Consolidated Financial Statements

21 Reconciliation of United States and Canadian generally accepted accounting principles (continued)

For Canadian and U.S. GAAP purposes, the Company designates the U.S. dollar-denominated long-term debt of the parent company as a foreign exchange hedge of its net investment in U.S. subsidiaries. Under U.S. GAAP, the resulting net unrealized foreign exchange loss has been included as part of Accumulated other comprehensive loss, a separate component of Shareholders’ equity, as required under SFAS No. 130, “Reporting Comprehensive Income.” For Canadian GAAP purposes, the resulting net unrealized foreign exchange loss from the date of designation, has been included in Currency translation. Effective for the Company’s fiscal year beginning after October 1, 2006, Canadian GAAP will conform to the U.S. GAAP standard.

Cumulative effect of change in accounting policy

As explained in Note 2, in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations,” the Company changed its accounting policy for certain track structure assets to exclude removal costs as a component of depreciation expense where the inclusion of such costs would result in accumulated depreciation balances exceeding the historical cost basis of the assets. As a result, a cumulative benefit of $75 million, or $48 million after tax, was recorded for the amount of removal costs accrued in accumulated depreciation on certain track structure assets at January 1, 2003. Under Canadian GAAP, the recommendations of the CICA Handbook Section 3110, “Asset Retirement Obligations,” which are similar to those under SFAS No. 143, were effective for the Company’s fiscal year beginning January 1, 2004 and did not have an impact on the Canadian GAAP financial statements since removal costs, as a component of depreciation expense, had not resulted in accumulated depreciation balances exceeding the historical cost basis of the assets.

22 Subsequent event

Common stock split

On January 24, 2006, the Board of Directors of the Company approved a two-for-one common stock split which is to be effected in the form of a stock dividend of one additional common share of CN for each share outstanding, payable on February 28, 2006, to shareholders of record on February 22, 2006. All equity-based benefit plans and the current share repurchase program will be adjusted to reflect the issuance of additional shares or options due to the declaration of the stock split. All share and per share data for future periods will reflect the stock split.

23 Comparative figures

Certain figures, previously reported for 2004 and 2003, have been reclassified to conform with the basis of presentation adopted in the current year.

U.S. GAAP	Canadian National Railway Company	100

Non-GAAP Measures – unaudited

The Company makes reference to non-GAAP measures in this Annual Report that do not have any standardized meaning prescribed by U.S. GAAP and are, therefore, not necessarily comparable to similar measures presented by other companies and, as such, should not be considered in isolation. Management believes that non-GAAP measures such as adjusted net income and the resulting adjusted performance measures for such items as operating income, operating ratio and per share data are useful measures of performance that can facilitate period-to-period comparisons as they exclude items that do not arise as part of the normal day-to-day operations or that could potentially distort the analysis of trends in business performance. The exclusion of specified items in the adjusted measures below does not imply that they are necessarily non-recurring. The Company also believes free cash flow to be a useful measure of performance as it demonstrates the Company’s ability to generate cash after the payment of capital expenditures and dividends. A reconciliation of the various non-GAAP measures presented in this Annual Report to their comparable U.S. GAAP measures is provided herein:

Reconciliation of adjusted performance measures – 1995

In millions, except per share data, or unless otherwise indicated

Year ended December 31,	1995

					Adjusted for
	Reported	Adjustments(1)	Adjusted	Adjustment(2)	normalized taxes

Revenues	$3,862	$–	$3,862	$–	$3,862
Operating expenses	4,852	(1,415)	3,437	–	3,437

Operating income (loss)	(990)	1,415	425	–	425

Interest expense	(194)	–	(194)	–	(194)
Other income	148	–	148	–	148

Income (loss) from continuing operations before income taxes	(1,036)	1,415	379	–	379
Income tax recovery (expense)	19	–	19	(194)	(175)

Income (loss) from continuing operations	$(1,017)	$1,415	$398	$(194)	$204

Operating ratio	125.6%		89.0%		89.0%
Diluted earnings (loss) per share from continuing operations	$(4.21)		$1.65		$0.85

(1)	Operating expenses include $1,300 million for an asset impairment write-down of rail properties, $88 million for future environmental costs, a $14 million write-down for material and supplies and $13 million for the provision for legal actions.

(2)	Adjustment to reflect a normalized effective tax rate.

Free cash flow – 1995 and 2005

In millions	Year ended December 31,	1995	2005

Cash provided from operating activities		$24	$2,705

Less:
Investing activities		(142)	(1,075)
Dividends paid		–	(275)

Cash provided (used) before financing activities		(118)	1,355

Adjustments:
Change in level of accounts receivable sold (1)		–	(54)

Free cash flow		$(118)	$1,301

(1)	Changes in the level of accounts receivable sold under the Company’s accounts receivable securitization program are considered a financing activity.

Canadian National Railway Company	101

Corporate Governance

CN is committed to being a good corporate citizen. At CN, sound corporate citizenship touches nearly every aspect of what we do, from governance to business ethics, from safety to environmental protection. Central to this comprehensive approach is our strong belief that good corporate citizenship is simply good business.

      CN has always recognized the importance of good governance. As it evolved from a Canadian institution to a North American publicly traded company, CN voluntarily followed certain corporate governance requirements that, as a company based in Canada, it was not technically compelled to follow. We continue to do so today. Since many of our peers – and shareholders – are based in the United States, we want to provide the same assurances of sound practices as our U.S. competitors.

      Hence, we adopt and adhere to corporate governance practices that either meet or exceed applicable Canadian and U.S. corporate governance standards. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange and the New York Stock Exchange (NYSE), CN complies with applicable rules adopted by the Canadian Securities Administrators and the rules of the U.S. Securities and Exchange Commission giving effect to the provisions of the U.S. Sarbanes Oxley Act of 2002.

      As a Canadian company, we are not required to comply with many of the NYSE corporate governance rules, and instead may comply with Canadian governance practices. However, except as summarized on our Web site (www.cn.ca/cngovernance), our governance practices comply with the NYSE corporate governance rules in all significant respects.

      Consistent with the belief that ethical conduct goes beyond compliance and resides in a solid governance culture, the governance section on the CN Web site contains CN’s Corporate Governance Manual (including the charters of our Board and of our Board committees) and CN’s Code of Business Conduct. Printed versions of these documents are also available upon request to CN’s Corporate Secretary.

      Because it is important to CN to uphold the highest standards in corporate governance and that any potential or real wrongdoings be reported, CN has also adopted methods allowing employees and third parties to report accounting, auditing and other concerns, as more fully described on our Web site.

      We are proud of our corporate governance practices. For more information on these practices, please refer to our Web site, as well as to our proxy circular – mailed to our shareholders and also available on our Web site.

Canadian National Railway Company	102

2005 President’s Awards for Excellence

These employees' accomplishments reinforced the five principles that are the foundation of CN's industry-leading railroad, and also won them the President’s Award for Excellence for their outstanding contributions in 2005 in the areas of Service, Cost Control, Asset Utilization, Safety and People.

Category: Service

Winner: Rheissie Ballard Jr. – Geismar, Louisiana

When Hurricane Katrina disrupted communication and power in the Geismar area where Rheissie Ballard Jr. works as a conductor, he went above and beyond the call of duty by taking the initiative on his own time to personally ensure each customer was receiving the cars needed for operations.

Winners: Savage Service Integrity Team

Lee Aitchison, David James – Edson, Alberta; Brian Kalin, Robert Leblanc, Kerry Morris, Nick Nielsen, Joseph Slavin, Graham Wood – Edmonton, Alberta

This team solved a servicing problem to the Grande Cache coal mine and, at the same time, greatly increased efficiency. Working with the shortline carrier, the team members designed and adopted a new operating plan that involved intervening and handling the traffic on the shortline.

Category: Cost Control

Winners: Champlain Division 2P71 Undercutter Gang Team

Serge Allard, John Barrette, Sylvain Fafard – Charny, Quebec; Sylvain Duff – Montreal, Quebec

This gang achieved a remarkable 3,491 feet a day in undercutting on the Lac St-Jean Subdivision. The process, which involves multiple tasks, got off to a slow start. But the dedicated team quickly adapted and turned up the pace of the operation with exemplary results.

Winner: David Lilley – Edmonton, Alberta

David designed and implemented a test to document the potential cost savings of a new approach to rail lubrication, known as wayside top-of-rail lubrication; his was the first test of its kind in the world. When preliminary results suggested an extension of asset life in the range of 50 to 100 per cent, David started implementing top-of-rail lubrication on 140 miles of the B.C. South corridor: an initiative that would significantly reduce CN’s costs over the long term.

Winner: Josée Danis – Montreal, Quebec

Josée spearheaded a multi-departmental project to review CN’s agreements with other companies with whom it co-owns facilities. Her thorough audit of existing agreements identified significant opportunities to recover funds from other companies.

Category: Asset Utilization

Winners: Custom Building Logs Team

Vincent Gauthier – Montreal, Quebec; Kevin Foley – Edmonton, Alberta; Greg Kendall – Winnipeg, Manitoba; Jim Newton – Saskatoon, Saskatchewan; Mitch Romano – Thunder Bay, Ontario

Custom Building Logs (CBL) presented CN with an opportunity to substantially increase its business with the logging company, provided CN could respond to increased demand. Among other improvements, the team members succeeded in reducing the complexity of switching and reducing car cycle times, and were rewarded with a 67 per cent increase in volume of cars.

Winner: Martita Mullen – Memphis, Tennessee

Martita’s expert skill and original thinking were put to good use when she took over full responsibility for contractor management during construction of the Memphis Intermodal Terminal. Martita assured timely completion of the project thanks to her innovative solutions to keep construction going during unseasonably wet weather.

Category: Safety

Winners: Graf and Krane Team

Eric Graf, Charles Krane – Harvey, Illinois

Eric and Charles made extraordinary efforts, including going through high school yearbooks, to find five young people in Des Plaines who had been photographed trespassing at or near the Des Plaines Avenue crossing. They scheduled meetings with the parents and the offenders to discuss the trespassing incident. They also worked jointly with the Des Plaines Police department in an attempt to curtail any more trespassing in the area.

Winners: Balanced Load Distribution Team

William Blevins – Montreal, Quebec; Vic Jaseckas, David Livingstone, Gerry Weber – Edmonton, Alberta; Lonny Kubas – Winnipeg, Manitoba

This team uncovered a contributing factor to the derailment of a bulk commodities train in British Columbia and helped the customer reduce the risk of future problems. Using wheel impact load detectors, they reviewed how the car was loaded, discovering that the loading had been done unevenly. The team helped the shipper review different ways of improving load distribution.

Winner: Laura Soutar – Toronto, Ontario

Among other duties, conductor Laura Soutar trains newly hired members of the United Transportation Union (UTU) in the Greater Toronto Area. Her passion for safety is a daily focus that comes as second nature to her. She combines this unwavering commitment with her training expertise and team spirit to instil safety values in class participants.

Category: People

Winner: Barry Malmquist – Winnipeg, Manitoba

Barry is recognized in his community for donating his personal time to organized activities. In September 2005, he made an even greater donation when he gave one of his kidneys to a friend who is also a CN employee. Barry is a deeply compassionate person and an inspiration to others.

Winner: Tim Maltais – Winnipeg, Manitoba

Thanks to Tim’s approach to the repair process and his initiative and his ability to motivate his team, productivity is way up and bad order numbers are way down in the Symington Yard Mechanical department, which is saving time for Transportation and ensuring serviceable assets are delivered to customers in a much more timely fashion.

Special Award

Winners: Gulf Team Hurricane Katrina, New Orleans

A dedicated team of some 700 CN employees from the Gulf Coast zone worked tirelessly to overcome the devastation created by Hurricane Katrina. With foresight and planning, teamwork and an unwavering commitment to service and safety, the team overcame multiple logistical challenges to re-establish rail service in astounding time.

Canadian National Railway Company	103

Canadian National Railway Company	104

Board of Directors (As of December 31, 2005)

Fourth row, left to right:

Robert Pace	The Honourable	Hugh J. Bolton, F.C.A.
President and	Edward C. Lumley, P.C., LL.D.	Chairman of the Board
Chief Executive Offi cer	Vice-Chairman	EPCOR Utilities Inc.
The Pace Group	BMO Nesbitt Burns	Committees: 1, 3, 6, 7
Committees: 1*, 3, 6, 7, 8	Committees: 2, 5, 6, 7, 8*

Third row, left to right:

Ambassador Gordon D. Giffin	J.V. Raymond Cyr, O.C., LL.D.	James K. Gray, O.C., A.O.E., LL.D.	Denis Losier
Senior Partner	Chairman of the Board	Corporate Director	President and
McKenna Long & Aldridge	Polyvalor Inc.	Former Chairman and	Chief Executive Officer
Committees: 2, 5, 6, 7	Committees: 2, 5*, 7, 8	Chief Executive Officer	Assumption Life
		Canadian Hunter Exploration Ltd.	Committees: 1, 2*, 7, 8
Committees: 3, 5, 6, 7

Second row, left to right:

Edith E. Holiday	A. Charles Baillie, LL.D.	Purdy Crawford, O.C., Q.C., LL.D.
Corporate Director and Trustee	Former Chairman and	Counsel
Former General Counsel	Chief Executive Officer	Osler, Hoskin & Harcourt
United States Treasury Department	The Toronto-Dominion Bank	Committees: 1, 3, 6*, 7, 8
Secretary of the Cabinet	Committees: 1, 3, 6, 7
The White House
Committees: 3, 5, 6, 7, 8

First row, left to right:

David G.A. McLean, O.B.C., LL.D.	E. Hunter Harrison	Michael R. Armellino	V. Maureen Kempston Darkes,
Chairman of the Board	President and	Retired Partner	O.C., D.Comm., LL.D.
Canadian National Railway Company	Chief Executive Officer	The Goldman Sachs Group	Group Vice-President
Chairman of the Board and	Canadian National Railway Company	Committees: 1, 2, 7*, 8	General Motors Corporation
Chief Executive Officer	Committees: 4*, 7		President
The McLean Group			GM Latin America, Africa
Committees: 3*, 4, 5, 6, 7, 8			and Middle East
Committees: 2, 5, 7, 8

Committees:
1 Audit	5 Environment, safety and security
2 Finance	6 Human resources and compensation
3 Corporate governance and	7 Strategic planning
3 nominating	8 Investment
4 Donations
*denotes chairman of the committee

Canadian National Railway Company	105

Chairman of the Board and Executive Officers of the Company

David G. A. McLean	Tullio Cedraschi	Sean Finn	Peter Marshall
Chairman of the Board	President and	Senior Vice-President	Senior Vice-President
	Chief Executive Officer	Public Affairs,	Western Canada Region
	CN Investment Division	Chief Legal Officer and
E. Hunter Harrison		Corporate Secretary
President and			Claude Mongeau
Chief Executive Officer	Keith E. Creel		Executive Vice-President and
	Senior Vice-President	James M. Foote	Chief Financial Officer
	Eastern Canada Region	Executive Vice-President
Sales and Marketing
Robert E. Noorigian
	Les Dakens		Vice-President
	Senior Vice-President	Fred R. Grigsby	Investor Relations
	People	Senior Vice-President and
Chief Information Officer
Gordon T. Trafton
Senior Vice-President
		Edmond L. Harris	United States Region
Executive Vice-President
Operations

Canadian National Railway Company	106

Shareholder and investor information

Annual meeting	Stock exchanges
The annual meeting of shareholders will be held at	CN common shares are listed on the Toronto and
9:00 am (local time) on Friday, April 21, 2006,	New York stock exchanges.
at The Peabody Memphis hotel, Memphis, Tennessee.
Ticker symbols:
CNR (Toronto Stock Exchange)
CNI (New York Stock Exchange)
Annual information form
The annual information form may be obtained by writing to:

The Corporate Secretary	Investor relations
Canadian National Railway Company	Robert Noorigian
935 de La Gauchetière Street West	Vice-President, Investor Relations
Montreal, Quebec H3B 2M9	Telephone: (514) 399-0052 or 1-800-319-9929

Transfer agent and registrar	Shareholder services
Computershare Trust Company of Canada	Shareholders having inquiries concerning their shares
or wishing to obtain information about CN should contact:
Offices in:
Montreal, QC; Toronto, ON; Calgary, AB; Vancouver, BC	Computershare Trust Company of Canada
Telephone: 1-800-564-6253	Shareholder Services
www.computershare.com	100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-564-6253
Co-transfer agent and co-registrar	www.computershare.com
Computershare Trust Company of New York
88 Pine Street, 19th Floor
Wall Street Plaza, New York, NY 10005	Head office
Telephone: (212) 701-7600 or 1-800-245-7630	Canadian National Railway Company
935 de La Gauchetière Street West
Montreal, Quebec H3B 2M9
Dividend payment options
P.O. Box 8100
Shareholders wishing to receive dividends by Direct Deposit or in	Montreal, Quebec H3C 3N4
U.S. dollars may obtain detailed information by communicating with:

Computershare Trust Company of Canada
Telephone: 1-800-564-6253

Additional copies of this report are	La version française du présent rapport
available from:	est disponible à l’adresse suivante :

CN Public Affairs	Affaires publiques CN
935 de La Gauchetière Street West	935, rue de La Gauchetière Ouest
Montreal, Quebec H3B 2M9	Montréal (Québec) H3B 2M9
Telephone: 1-888-888-5909	Téléphone : 1 888 888-5909
Email: contact@cn.ca	Courriel : contact@cn.ca

Item 5

Investor Services
	Computershare Trust Company of Canada 1500 University Street 7th Floor Montreal Quebec H3A 3S8 Telephone 1-800-564-6253 Facsimile 1-866-249-7775 Email: service@computershare.com www.computershare.com	Canada Australia Channel Islands Hong Kong Irelan6 New Zealand Philippines South Africa United Kingdom USA

Sean Finn
Senior Vice-President, Chief Legal Officer and Corporate Secretary
Canadian National Railway Company
935 de La Gauchetière Street West, 16th Floor
Montreal, Quebec
H3B 2M9

Re:	Canadian National Railway Company - Common Shares
2006 Annual meeting of shareholders

Dear Mr. Finn,

This letter will serve to confirm that on March 21, 2006, the following material was sent by prepaid mail to each registered shareholder of record of the above Corporation as of March 15, 2006:

1.	Notice of 2006 Annual Meeting and Management Proxy Circular

2.	2005 Annual Report

3.	Chairman letter

4.	Form of Proxy

5.	Prepaid Return Envelope

We further confirm that copies of the above-mentioned material were sent by overnight courier with a reply card on March 21, 2006 to nominees on behalf of beneficial shareholders that requested material in accordance with National Instrument 54-101.

Please do not hesitate to contact me if you have any questions or require additional information.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

Signed "Mark Thompson”

Mark Thompson
Stock Transfer Services